

# 2025 Annual Report

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

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# FORM 10-K

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*(Mark One)*

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended June 27, 2025**

**Or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _____ to _____**

**Commission file number: 1-8703**

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# WESTERN DIGITAL CORPORATION
*(Exact Name of Registrant as Specified in Its Charter)*

| | |
|---|---|
| **Delaware** | **33-0956711** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **5601 Great Oaks Parkway   San Jose,   California** | **95119** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**Registrant's telephone number, including area code: (408) 717-6000**

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**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.01 Par Value Per Share | WDC | The Nasdaq Stock Market LLC |
| | | (Nasdaq Global Select Market) |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

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Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | Accelerated filer | Non-accelerated filer | Smaller reporting company | Emerging growth company |
|---|---|---|---|---|
| ☒ | ☐ | ☐ | ☐ | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b)   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant on December 27, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was $12.24 billion, based on the closing sale price as reported on the Nasdaq Global Select Market.

There were 346,922,126 shares of common stock, par value $0.01 per share, outstanding as of the close of business on July 23, 2025.

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## Documents Incorporated by Reference

Part III incorporates by reference certain information from the registrant's definitive proxy statement (the "Proxy Statement") for the 2025 Annual Meeting of Stockholders, which we intend to file with the Securities and Exchange Commission within 120 days after the end of the 2025 fiscal year. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part hereof.

# WESTERN DIGITAL CORPORATION
# INDEX

Unless otherwise indicated, references herein to specific years and quarters are to our fiscal years and fiscal quarters, and references to financial information are on a consolidated basis. As used herein, the terms "we," "us," "our," the "Company," "WDC" and "Western Digital" refer to Western Digital Corporation and its subsidiaries, unless we state, or the context indicates, otherwise.

WDC, a Delaware corporation, is the parent company of our data storage business. Our principal executive offices are located at 5601 Great Oaks Parkway, San Jose, California 95119. Our telephone number is (408) 717-6000.

Western Digital, the Western Digital logo and WD are registered trademarks or trademarks of Western Digital or its affiliates in the U.S. and/or other countries. All other trademarks, registered trademarks and/or service marks, indicated or otherwise, are the property of their respective owners.

# FORWARD-LOOKING STATEMENTS

*This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "would," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecast," and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning: the impact of the global macroeconomic environment, including tariffs; expectations regarding demand trends, market opportunities and our market position, including related to artificial intelligence ("AI"); our product plans and business strategies; consumer trends and market conditions; expectations regarding our future financial performance; expectations regarding our product development and technology plans; expectations regarding capital expenditure plans and investments; expectations regarding our tax resolutions, effective tax rate and our unrecognized tax benefits; expectations regarding the merits of our position and our plans with respect to certain litigation matters; our beliefs regarding our capital allocation plans, including our quarterly dividend program and our share repurchase program, and the sufficiency of our available liquidity to meet our working capital, debt and capital expenditure needs; and our expectations regarding the completed separation of our hard disk drive ("HDD") and Flash business units, including the disposition of our retained stake in Sandisk Corporation.*

*These forward-looking statements are based on management's current expectations, represent the most current information available to the Company as of the date of this Annual Report on Form 10-K and are subject to a number of risks, uncertainties and other factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties are described in Part I, Item 1A of this Annual Report on Form 10-K. You are urged to carefully review the disclosures we make concerning risks and other factors that may affect the outcome of our forward-looking statements and our business and operating results, including those made in Part I, Item 1A of this Annual Report on Form 10-K and any of those made in our other reports filed with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. We do not intend, and undertake no obligation, to update or revise these forward-looking statements to reflect new information or events after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.*

## WEBSITE REFERENCES

In this Annual Report on Form 10-K, we make references to our website at *www.westerndigital.com*. References to our website through this Form 10-K are provided for convenience only and the content on our website does not constitute a part of, and shall not be deemed incorporated by reference into, this Annual Report on Form 10-K.

**PART I**

 **Item 1.** *Business*

**General**

Western Digital was founded in 1970 and is a Standard & Poor's 500 ("S&P 500") company headquartered in San Jose, California. We are a leading developer, manufacturer, and provider of data storage devices and solutions based on hard disk drive ("HDD") technology. HDDs are critical components in the worldwide data infrastructure market, powering the digital economy. HDDs provide reliable, cost-effective, high-capacity storage needs for a wide range of applications, ranging from cloud data centers, enterprise storage systems, edge computing, and video surveillance to client and consumer devices.

On February 21, 2025 (the "Separation Date"), we completed the separation of our HDD and Flash business units (the "Separation") to create two independent public companies, with Western Digital focusing on our existing HDD business and Sandisk Corporation ("Sandisk"), formerly a wholly-owned subsidiary of the Company, holding the Flash business. We believe the Separation better positions each business unit to execute innovative technology and product development, capitalize on unique growth opportunities, extend respective leadership positions, operate more efficiently with distinct capital structures, and pursue capital allocation strategies that maximize long-term shareholder value.

As global data creation continues to accelerate, particularly in the age of AI, and as the need to store and retain data also grows, we believe HDDs will continue to remain the preferred technology for storing large volumes of data as the most economical solution to the large cloud data centers for their mass storage needs. We believe Western Digital is well positioned as a leading supplier in the industry given the depth of our industry knowledge and the breadth of our product portfolio.

We are a customer-focused organization that has developed deep relationships with industry leaders to deliver innovative solutions to help users capture, store and transform data across a boundless range of applications. With much of the world's data stored on Western Digital products, our innovation powers the global technology ecosystem — anchored in the cloud, and extending from consumer devices to the edge — enabling the data-driven future, including AI and emerging applications.

Our broad portfolio of technology and products addresses our customers' storage needs through multiple end markets: "Cloud," "Client" and "Consumer" and is comprised of the Western Digital® and WD® brands.

*Cloud*. Cloud represents a large and growing end market comprised primarily of products for public or private cloud environments and enterprise customers. We enable cloud, Internet and social media infrastructure players to build more powerful, cost-effective and efficient data centers. We provide the Cloud end market with an array of high-capacity enterprise HDDs and platforms. Our capacity enterprise HDDs address growing storage demands with high reliability, easy scalability, and lower time to value for our customers — all while delivering a low total cost of ownership for cloud data center and smart video system markets. These drives are primarily for use in data storage systems, in tiered storage models and where data must be stored reliably for years. We also provide higher value data storage platforms to the market.

*Client*. Through the Client end market, we provide our original equipment manufacturer ("OEM") and channel customers a broad array of high-performance HDD solutions across desktop and notebooks. Our products are designed for use in devices requiring high performance, reliability and capacity with various attributes such as low cost per gigabyte, quiet acoustics, and low power consumption.

*Consumer*. We have also built strong consumer brand recognition with tools to manage vast libraries of personal content and to push the limits of what is possible for storage. We serve the Consumer end market with a portfolio of HDD external storage products and our vast presence around the world through our retail and channel routes to market.

**Industry**

We operate in the data storage industry. The ability to access, store and share data from anywhere on any device is increasingly important to our customers and end users. From the intelligent edge to the cloud, data storage is a fundamental component underpinning the global technology architecture. Our strengths in innovation, areal density and cost leadership provide a foundation upon which we are solidifying our position as an essential building block of the digital economy. We believe there is tremendous market opportunity created by the rapid global adoption of technology built with cloud infrastructure, connected intelligent devices, and high-performance networks.

The increase in computing complexity and advancements in AI, along with growth in cloud computing applications, connected mobile devices and Internet-connected products and edge devices is driving rapid growth in the volume of digital content to be stored and used. While this growth has led to the creation of several form factors for data storage and an increasing use of a tiered architecture approach, HDDs occupy a unique place in the market by providing an economical means to create, store and utilize an increasing amount of data in the age of AI. We believe HDDs provide a sustainable total cost of ownership (TCO) advantage to our cloud customers to meet their storage needs.

**Research and Technology**

The strong growth in the amount, value and use of data continues to create a global need for larger, faster and more capable storage solutions. We have extensive customer, partner and channel relationships across our end markets and geographies and a rich heritage of innovation and operational excellence. We have a wide range of intellectual property ("IP") assets, including patent portfolios containing approximately 4,500 active patents, covering groundbreaking data storage technologies, magnetic recording and other technology building blocks. We have broad research and development ("R&D") capabilities and devote substantial resources to the development of new products and the improvement of existing products. We focus our engineering efforts on optimizing our product design and manufacturing processes to bring our products to market in a cost-effective and timely manner. We continue to transform ourselves to address the growth in data by providing what we believe to be the broadest range of storage technologies in the industry with a comprehensive product portfolio and global reach. For a discussion of associated risks, see Part I, Item 1A, *Risk Factors*, of this Annual Report on Form 10-K.

HDD products provide non-volatile data storage by recording magnetic information on rotating disks. We develop and manufacture substantially all of the recording heads and magnetic media used in our HDD products. We have led the industry in innovation to drive increased areal density and high-performance attributes. Our improvements in HDD capacity, which lower product costs over time, have been enabled largely through advancements in magnetic recording head and media technologies. Our multi-year product roadmap for high-capacity HDDs, which include ePMR, OptiNAND, UltraSMR and triple stage actuators to deliver a cutting-edge portfolio of drives, in commercial volumes, at a wide variety of capacity points, puts Western Digital in a strong position to capitalize on the opportunities presented by the large and growing storage markets. We invest considerable resources in R&D, manufacturing infrastructure and capital equipment for recording head and media technology, as well as other aspects of the magnetic recording system such as HDD mechanics, controller and firmware technology, in order to secure our competitive position and cost structure. Our products generally leverage a common platform for various products within product families, and in some cases across product families, resulting in the commonality of components which reduces our exposure to changes in demand, facilitates inventory management and allows us to achieve lower costs through purchasing economies. This platform strategy also enables our customers to leverage their qualification efforts onto successive product models.

**Competition**

We believe we are well-positioned in our competitive industry with our leading product portfolio, differentiated innovation engine, global manufacturing footprint, and leadership in driving areal density and cost efficiency. Nevertheless, we face strong competition from several manufacturers of storage products and storage systems and solutions, whether directly or indirectly. Our competitors include HDD competitors such as Seagate Technology Holdings plc, and Toshiba Electronic Devices & Storage Corporation along with NAND flash suppliers that provide and enable alternative storage technologies, as well as storage systems and solutions providers.

## Business Strategy

Our vision is to unleash the power and value of data. Our mission is to be the market leader in data storage by delivering storage solutions for now and the future. By understanding our customers' needs, together we can help them unlock the value and power of data that we are starting to see come to the fore, especially in this age of AI.

Our overall strategy focuses on leadership, innovation and execution, with a goal of furthering Western Digital as an industry-leading and broad-based developer, manufacturer and provider of storage devices and solutions that support the infrastructure that has enabled a proliferation of data. Our strategy reflects the following foundational elements: (1) Enhanced customer focus for driving greater customer advocacy and deeper customer engagement, (2) Product and technology leadership for realizing the best total cost of ownership through disciplined product management, (3) Rigorous financial discipline by having a clear capital allocation strategy, ambitious financial targets and prudent capital investment, (4) Operational excellence for driving best-in-class cost to achieve industry-leading margin profiles with strong execution, (5) Innovation and growth for creating new products and applications and identifying new market opportunities, and (6) High performance teams with the skill sets to meet go-forward business needs.

## Patents, Licenses and Proprietary Information

We rely on a combination of patents, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect our IP rights.

We have approximately 4,500 active patents worldwide and have many patent applications in process. We continually seek additional United States ("U.S.") and international patents on our technology. We believe that, although our active patents and patent applications have considerable value, the successful manufacturing and marketing of our products also depends upon the technical and managerial competence of our staff. Accordingly, the patents held and applied for cannot alone ensure our future success.

In addition to patent protection of certain IP rights, we consider elements of our product designs and processes to be proprietary and confidential. We believe that our non-patented IP, particularly some of our process technology, is an important factor in our success. We rely upon non-disclosure agreements, contractual provisions and a system of internal safeguards to protect our proprietary information. Despite these safeguards, there is a risk that competitors may obtain and use such information. The laws of foreign jurisdictions in which we conduct business may provide less protection for confidential information than the laws of the U.S.

We rely on certain technology that we license from other parties to manufacture and sell our products. We believe that we have adequate cross-licenses and other agreements in place in addition to our own IP portfolio to compete successfully in the storage industry. For a discussion of associated risks, see Part I, Item 1A, *Risk Factors*, of this Annual Report on Form 10-K.

## Manufacturing and Suppliers

We believe that we have significant know-how, unique product manufacturing processes, test and tooling, execution skills, human resources and training to continue to be successful and to adjust our manufacturing operations as necessary. We strive to maintain manufacturing flexibility, high manufacturing yields, reliable products and high-quality components. The critical elements of our production are high volume and utilization, low-cost assembly and testing, strict adherence to quality metrics and maintaining close relationships with our strategic component suppliers to access best-in-class technology and manufacturing capacity. We continually monitor our manufacturing capabilities to respond to the changing requirements of our customers and maintain our competitiveness and position as a data technology leader.

HDD manufacturing is a complex process involving the production and assembly of precision components with narrow tolerances and rigorous testing. The manufacturing processes involve a number of steps that are dependent on each other and occur in "clean room" environments that demand skill in process engineering and efficient space utilization to control the operating costs of these manufacturing environments. We continually evaluate our manufacturing processes in an effort to increase productivity, sustain and improve quality and decrease manufacturing costs. We continually evaluate which steps in the manufacturing process would benefit from automation and how automated manufacturing processes can improve productivity and reduce manufacturing costs. We also leverage contract manufacturers when strategically advantageous.

HDD consists primarily of recording heads, magnetic media, controllers and firmware and a printed circuit board assembly. We design and manufacture substantially all of the recording heads and magnetic media required for our products. As a result, we are more dependent upon our own development and execution efforts for these components and less reliant on recording head and magnetic media technologies developed by other manufacturers. We depend on an external supply base for all remaining components and materials for use in our design, manufacturing and testing. We believe the use of our in-house manufacturing, assembly and test facilities offers the controls necessary to provide the demanding capabilities, performance and reliability our customers require.

Our vertically integrated, in-house assembly and test operations are concentrated in Prachinburi and Bang Pa-In, Thailand; Penang, Johor Bahru, and Kuching, Malaysia; Laguna, Philippines; Shenzhen, China; and San Jose and Fremont, CA, USA.

We generally retain multiple suppliers for our component requirements, but for business or technology reasons, we source some of our components from a limited number of sole or single source providers. For a discussion of such risks, see Part I, Item 1A, *Risk Factors*, of this Annual Report on Form 10-K.

**Sales and Distribution**

We sell our products to cloud service providers, computer manufacturers and OEMs, resellers, distributors and retailers throughout the world. We maintain sales offices in selected parts of the world including the major geographies of the Americas, Asia Pacific, Europe and the Middle East. Our international sales, which include sales to foreign subsidiaries of U.S. companies but do not include sales to U.S. subsidiaries of foreign companies, represented 55%, 58% and 57% of our net revenue for 2025, 2024 and 2023, respectively. Our sales are subject to certain risks, including exposure to tariffs and various trade regulations. For a discussion of such risks, see Part I, Item 1A, *Risk Factors*, of this Annual Report on Form 10-K.

We perform our marketing and advertising functions both internally and through outside firms utilizing both consumer media and trade publications targeting various reseller and end-user markets. We also maintain customer relationships through direct communication and by providing information and support through our website. In accordance with standard storage industry practice, we provide distributors and retailers with limited price protection and programs under which we reimburse certain marketing expenditures. We also provide distributors, resellers and OEMs with other sales incentive programs.

For 2025, three customers accounted for 17%, 12%, and 10%, respectively, of our net revenue. For 2024 and 2023, no single customer accounted for 10% or more of our net revenue.

**Cyclicality and Seasonality**

Our business is subject to variability of sales because it is largely dependent on the buying patterns of our large Cloud customers, driven by their needs for deploying our technology in their data center buildouts, as well as on their ability to procure other products that go into such buildouts. Our business is also impacted by cyclicality in the industry, as well as macroeconomic factors. For a discussion of associated risks, see Part I, Item 1A, *Risk Factors*, of this Annual Report on Form 10-K.

**Service and Warranty**

We generally warrant our newly manufactured products against defects in materials and workmanship from one to five years from the date of sale depending on the type of product, with a small number of products having a warranty ranging up to ten years or more. Our warranty obligation is generally limited to repair or replacement. We have engaged third parties in various countries in multiple regions to provide various levels of testing, processing or recertification of returned products for our customers. For additional information regarding our service and warranty policy, see Part II, Item 8, Note 1, *Organization and Basis of Presentation,* and Note 5, *Supplemental Financial Statement Data,* of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

**Our People**

Our people strategy supports our vision of unleashing the power and value of data and our mission to be the market leader in data storage, delivering solutions for now and the future. At the end of 2025, we employed approximately 40,000 people worldwide. Our diverse team spans 24 countries with approximately 88% of our employees in Asia Pacific, approximately 11% in the Americas and less than 1% in Europe, the Middle East and Africa.

*Talent Growth and Engagement*

We invest in developing our people to lead us into the future. To help our employees reach their full potential, we aim to cultivate an environment that encourages learning, development and career growth. Our performance framework includes setting goals to establish clear expectations and receiving feedback and coaching to achieve them. Our on-demand learning management system offers learning activities to help employees map their career journey, access learning online and track progress against development goals. We also provide upskilling and reskilling opportunities to our factory employees through on-the-job training, technical classes, workshops and partnerships with universities and colleges.

We make it a priority to recruit exceptional talent across the organization. We continue to foster the next generation of talent through our intern and new college graduate recruitment programs, and we converted about 40% of our eligible global intern population to employees in 2025. We have a U.S. Department of Labor approved apprenticeship program, serving as a career pathway for veterans and other underserved populations, which helps us build a workforce that mirrors the communities that we serve.

We believe employee engagement is key to performance and retention and that by listening to our employees we can better understand how we enable them to do their best work. We use a combination of our employee survey and listening sessions at all levels to understand what we are doing well and identify opportunities to strengthen employee engagement in support of our business strategy.

We strive to cultivate an inclusive environment where every individual feels valued, respected, and appreciated, thereby enabling them to contribute effectively to the organization and excel in their roles. Our initiatives celebrate the diversity of our workforce and ensure that all voices are heard. Our Employee Resource Groups are employee-led and foster connections based on a shared identity or background and are open to all employees who want to join.

We continued our commitment to conducting business in an ethical way around the world. In 2025, we were named one of the World's Most Ethical Companies by Ethisphere for the seventh consecutive year. Our employees also regularly participate in philanthropy to support the communities in which they work and live. In 2025, more than half of our employees around the world gave their time to participate in company-sponsored volunteer events.

*Compensation and Benefits*

We believe that recognition is crucial for retaining and motivating our employees, and we are committed to rewarding performance with competitive compensation consisting of base salary and short-term and long-term incentives. We also offer a global recognition program to celebrate the contributions of employees who bring to life our core values: Customers, Results, Connection, Excellence, and Innovation.

We invest in the physical, mental and financial well-being of our people through a dynamic and differentiated Total Rewards program that aligns to our culture and values. We provide competitive benefits (which vary by country or region), including health coverage, life and disability insurance, retirement plans, paid time off, employee assistance program and employee stock purchase plan.

We benchmark our compensation and benefits programs annually using market data from reputable third-party consultants. We also conduct internal focus groups and employee surveys to inform programs and identify opportunities. To ensure that our pay practices are fair, we conduct regular pay equity assessments to promote equal pay for equal work, as well as regularly engaging in a living wage analysis.

*Health and Safety*

We are committed to creating a safe work environment everywhere we operate. We provide extensive health and safety resources and training to all employees, especially those working in our manufacturing facilities, where we use an integrated management system to manage health and safety standards.

**Government Regulation**

Our worldwide business activities are subject to various laws, rules and regulations of the United States as well as of foreign governments. Compliance with existing or future governmental regulations, including, but not limited to, those pertaining to global trade, the environment, consumer and data protection, employee health and safety, and taxes, could have a material impact on our capital expenditures, earnings, competitive position and overall business. See Part I, Item 1A, *Risk Factors* for a discussion of these potential impacts.

**Corporate Responsibility and Sustainability**

At Western Digital, sustainability is about innovating with technology to positively impact our future. We believe that sustainability can create value for everyone in our value chain and serves as a competitive differentiator, while minimizing our environmental footprint, influencing our ecosystem, empowering and connecting our stakeholders and embedding sustainability in our decision-making processes. Our sustainability strategy is reflected through sustainability-focused initiatives as well as day-to-day activities, including our adoption of sustainability-focused policies and procedures, fostering an inclusive workplace, our constant drive toward more efficient use of materials and energy, our careful and active management of our supply chain, our community-focused volunteerism programs and philanthropic initiatives and our impactful, globally-integrated ethics and compliance program.

- We work to minimize our impact on the environment by reducing emissions, water withdrawal and waste to landfills, and by evaluating and enhancing our climate resiliency.

- We strive to innovate in ways that reduce the energy used by our products, the energy used to manufacture them and the amount of new materials required to manufacture them.

- We actively collaborate with customers, suppliers, industry associations, governments, academics, standards organizations and industry partners to generate value, reduce emissions across the ecosystem, and increase circularity to reduce raw materials extraction.

- We seek to foster a workplace of inclusion by hiring and developing team members with different experiences and creating opportunities for connections across the company through our Employee Resource Groups.

- We are guided by our global pillars centered on hunger relief, environmental quality and STEM (science, technology, engineering and math) education and activate employees locally to have an impact on their community.

- We seek to protect the human rights and civil liberties of our employees through policies, procedures and programs that avoid risks of compulsory and child labor, both within our company and throughout our supply chain.

- We educate our employees annually on relevant ethics and compliance topics, publish accessible guidance on ethical issues and related company resources in our Global Code of Conduct and encourage reporting of ethical concerns through any of several global and local reporting channels.

- We set new environmental goals post-Separation to expand our focus to include carbon-free energy alternatives, add an upstream direct emissions reduction goal and goals for increasing recycled content in products and packaging for our enterprise HDD portfolio.

**Available Information**

We maintain an Internet website at *www.westerndigital.com*. The information on our website is not incorporated in this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available on our website at *www.westerndigital.com*, free of charge, as soon as reasonably practicable after the electronic filing of these reports with, or furnishing of these reports to, the Securities and Exchange Commission ("SEC"). The SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us.

**Item 1A.   *Risk Factors***

Our business can be affected by a number of risks and uncertainties, any of which could cause material harm to our actual operating results and financial condition. The risks discussed below are not the only ones facing our business but represent risks that we believe are material to us. Additional risks not presently known to us or that we currently deem immaterial may also negatively affect our business.

**OPERATIONAL RISKS**

*Adverse global or regional conditions could harm our business.*

A large portion of our revenue is derived from our international operations, and many of our products and components are produced overseas. As a result, our business depends significantly on global and regional conditions. Adverse changes in global or regional economic and social conditions, including, but not limited to, volatility in the financial markets, reduced access to credit, recession, inflation, rising interest rates, trade wars or changes to tariffs, slower growth in certain geographic regions, political uncertainty, geopolitical tensions or conflicts, terrorism, other macroeconomic factors and new or changed regulations, could significantly harm demand for our products, increase credit and collectability risks, result in revenue reductions, reduce profitability as a result of underutilization of our assets, cause us to change our business practices, increase manufacturing and operating costs or result in impairment charges or other expenses.

Our revenue growth is significantly dependent on the growth of international markets, and we may face challenges in international sales markets. We are also subject to risks that could harm our business associated with our global manufacturing operations, global sales efforts and our utilization of contract manufacturers, including: the need to obtain governmental approvals and compliance with evolving foreign regulations; the need to comply with regulations on international business, including the Foreign Corrupt Practices Act, the United Kingdom Bribery Act 2010, the anti-bribery laws of other countries and rules regarding conflict minerals; the effects of political and economic instability; exchange, currency and tax controls and reallocations; the ongoing development and applicability of global and local tax systems; weaker protection of IP rights; policies and financial incentives by governments in China, the United States, and countries in Europe and Asia designed to reduce dependence on foreign manufacturing capabilities; trade restrictions, such as export controls, export bans, import restrictions, embargoes, sanctions, license and certification requirements (including encryption and other technology), trade wars, tariffs and complex customs regulations; difficulties in managing international operations, including appropriate internal controls; and fluctuations in financial markets and interruptions to supply chains from public health crises.

*Changes in U.S. trade policy and the impact of tariffs and retaliatory actions may have a material adverse effect on our business and results of operations.*

Our business, financial condition and results of operations may be adversely affected by uncertainty and changes in U.S. trade policies, including tariffs, trade agreements or other trade restrictions imposed by the United States or other governments. For example, the United States has announced changes to its trade policies, including increasing tariffs on imports, in some cases significantly. These actions have caused substantial uncertainty and have also resulted in retaliatory measures on U.S. goods and exports to the United States.

Any imposition of or increase in tariffs may increase the cost of importing our products or the costs for materials or components used in our products, which would increase our costs unless we are able to implement actions to offset these costs, such as leveraging tariff exemptions where possible, optimizing our supply chain, sourcing from alternative suppliers, or passing the costs to our customers through tariff surcharges or increased prices. There can be no assurance that we will be able to successfully offset or mitigate any resulting increase in our costs. If we are unable to pass on any cost increases or if supply and demand conditions will not support price increases for our products, our revenue and gross margin would be negatively impacted. In addition, retaliatory actions by other countries in response to U.S. trade policy could increase prices for our products, negatively affect demand for our products or restrict our ability to manufacture our products.

Tariffs or other trade restrictions may also lead to increased costs for our customers, declining consumer confidence, significant inflation and diminished expectations for the economy, as well as ultimately reduced demand for our products. Such conditions could have a material adverse impact on our business, results of operations and cash flows. In addition, tariff actions by the United States and retaliatory actions by other countries have caused, and may in the future cause, significant disruption and volatility in the financial markets, which could adversely affect the availability, terms and cost of capital, including to refinance our existing debt, and which in turn could reduce our cash flows and harm our business.

Changes in tariffs and trade restrictions can be announced with little or no advance notice. The adoption and expansion of tariffs or other trade restrictions, increasing trade tensions and retaliatory actions, or other changes in governmental policies related to tariffs, trade agreements or trade policies are difficult to predict, which makes risks difficult to anticipate and mitigate. If we are unable to navigate further changes in U.S. or international trade policy, it could have a material adverse impact on our business, financial condition and results of operations.

***We are dependent on a limited number of qualified suppliers who provide critical services, materials or components, and a disruption in our supply chain could negatively affect our business.***

We depend on an external supply base for technologies, software (including firmware), preamps, controllers, dynamic random-access memory, components, equipment and materials for use in our product design and manufacturing. We also depend on suppliers for a portion of our wafer testing, chip assembly, product assembly and product testing, and on service suppliers for providing technical support for our products. In addition, we use logistics partners to manage our worldwide just-in-time hubs and distribution centers and to meet our freight needs. Many of the components and much of the equipment we acquire must be specifically designed for use in our products or for developing and manufacturing our products and are only available from a limited number of suppliers, some of whom are our sole-source suppliers. We therefore depend on these suppliers to meet our business needs, including dedicating adequate engineering resources to develop components that can be successfully integrated into our products.

Our suppliers have in the past been, and may in the future be, unable or unwilling to meet our requirements, including as a result of events outside of their control such as trade restrictions (including tariffs, quotas and embargoes), geopolitical conflicts, terrorism, public health crises or natural disasters. If we are unable to purchase sufficient quantities from our current suppliers or qualify and engage additional suppliers, or if we cannot purchase materials at a reasonable price, we may not be able to meet demand for our products. Trade restrictions (including tariffs, quotas and embargoes), demand from other high-volume industries for materials or components used in our products, disruptions in supplier relationships or shortages in other components and materials used in our customers' products could result in increased costs to us or decreased demand for our products, which could negatively impact our business. Delays, shortages or cost increases experienced by our suppliers in developing or sourcing materials and components for use in our products or incompatibility or quality issues relating to our products, could also harm our business.

We do not have long-term contracts with some of our existing suppliers, and we do not always have guaranteed manufacturing capacity with our suppliers, so we cannot guarantee that they will devote sufficient resources or capacity to manufacturing our products. Any significant problems that occur at our suppliers could lead to product shortages or quality assurance problems. When we do have contractual commitments with suppliers in an effort to stabilize the supply of our components, those commitments may require us to buy a substantial number of components or make significant cash advances to the supplier and may not result in a satisfactory supply of our components. We have cancelled or deferred, and may continue to cancel or defer, outstanding purchase commitments with certain suppliers due to changes in actual and forecasted demand, which has resulted, and may continue to result in, fees, penalties and other associated charges. Such cancellations or deferments can also negatively impact our relationships with certain suppliers or lead to a decline in the financial performance of certain suppliers, each of which could result in even more limited availability of components needed for our products.

In addition, our supply base has experienced industry consolidation. Our suppliers may be acquired by our competitors, decide to exit the industry or redirect their investments or increase costs to us. In addition, some of our suppliers have experienced a decline in financial performance, including as a result of cancelled or deferred purchase commitments. Where we rely on a limited number of suppliers or a single supplier, the risk of supplier loss due to industry consolidation or a decline in financial performance is increased. Some of our suppliers may also be competitors in other areas of our business, which could lead to difficulties in price negotiations or meeting our supply requirements.

***Our operations, and those of certain of our suppliers and customers, are subject to substantial risk of damage or disruption.***

We conduct our operations at large, high-volume, purpose-built facilities in California and throughout Asia. The facilities of many of our customers, our suppliers and our customers' suppliers are also concentrated in certain geographic locations throughout Asia and elsewhere. If a fire, flood, earthquake, tsunami or other natural disaster, condition or event such as a power outage, contamination event, terrorist attack, cybersecurity incident, physical security breach, political instability, civil unrest, localized labor unrest or other employment issues or a health epidemic or pandemic negatively affects any of these facilities, it would significantly affect our ability to manufacture or sell our products and source components and would harm our business. Possible impacts include work and equipment stoppages and damage to or closure of our facilities, or those of our suppliers or customers, for an indefinite period of time. Climate change has in the past and is expected to continue to increase the incidence and severity of certain natural disasters, including wildfires, floods and other adverse weather events. In addition, the geographic concentration of our manufacturing sites could exacerbate the negative impacts resulting from any of these problems.

We may incur losses beyond the limits of, or outside the scope of, the coverage of our insurance policies. There can be no assurance that in the future we will be able to maintain existing insurance coverage or that premiums will not increase substantially. Due to market availability, pricing or other reasons, we may elect not to purchase insurance coverage or to purchase only limited coverage. We maintain limited insurance coverage and, in some cases, no coverage at all, for natural disasters and damage to our facilities, as these types of insurance are sometimes not available or available only at a prohibitive cost. Climate change may reduce the availability or increase the cost of certain types of insurance by contributing to an increase in the incidence and severity of certain natural disasters.

***The loss of our key management, staff and skilled employees or the inability to hire and develop new employees could negatively impact our business prospects.***

Our success depends upon the continued contributions of our talent. Changes in our key management team have resulted in and may in the future result in loss of continuity, loss of accumulated knowledge, departure of other key employees, disruptions to our operations and inefficiency during transitional periods. Global competition for skilled employees in the technology industry is intense, and our business success is increasingly dependent on our ability to attract, develop and retain top talent, implement succession plans for key management and staff and replace aging skilled employees. Changes in immigration policies may also impair our ability to recruit and hire technical and professional talent.

Our ability to hire and retain employees also depends on our ability to build and maintain an inclusive workplace culture, provide opportunities for career development and fund competitive compensation and benefits, each of which contribute to being viewed as an employer of choice. Additionally, because a substantial portion of our key employees' compensation is linked to the performance of our business, we may be at a competitive disadvantage for hiring and retaining talent when our operating results are negatively impacted. If we are unable to hire and retain key talent, our operating results would likely be harmed.

***The compromise, damage or interruption of our technology infrastructure, information systems or products by cybersecurity incidents, data security breaches, other security problems, design defects, information system failures or other events could have a material negative impact on our business.***

We experience cybersecurity incidents of varying degrees on our technology infrastructure and information systems and, as a result, unauthorized parties have obtained in the past, and may obtain in the future, access to our computer systems and networks, including cloud-based platforms. These incidents have in the past caused, and may in the future cause, disruption to parts of our business operations and result in various investigation, recovery and remediation expenses. In addition, the technology infrastructure and information systems of some of our suppliers, vendors, service providers, cloud solution providers and partners have in the past experienced, and may in the future experience, such incidents. Cybersecurity incidents can be caused by ransomware, computer denial-of-service attacks, worms and other malicious software programs or other attacks, including the covert introduction of malware to computers and networks, and the use of techniques or processes that change frequently, may be disguised or difficult to detect, or are designed to remain dormant until a triggering event, and may continue undetected for an extended period of time. Cybersecurity incidents have in the past resulted from, and may in the future result from, social engineering or impersonation of authorized users, and may also result from efforts to discover and exploit any design flaws, bugs, security vulnerabilities or security weaknesses, intentional or unintentional acts by employees or other insiders with access privileges, intentional acts of vandalism or fraud by third parties and sabotage. In some instances, efforts to correct vulnerabilities or prevent incidents have in the past, and may in the future, reduce the functionality or performance of our information systems and networks, which could negatively impact our business. We believe malicious cybersecurity acts are increasing in number and that cybersecurity threat actors are increasingly organized and well-financed or supported by state actors and are developing increasingly sophisticated systems and means to not only infiltrate information systems, but also to evade detection or to obscure their activities. Additionally, as AI capabilities continue to evolve and become more readily available, we may face increasingly sophisticated cyberattacks that leverage AI technologies. These may include highly convincing phishing or social engineering attacks that use AI-generated deepfakes, the exploitation of vulnerabilities in electronic identity validation security programs via AI-replicated images or voices, or the inadvertent incorporation of malicious or hallucinated content generated by AI tools into our systems or those of our customers or partners. Separately, the AI technologies that we employ for business purposes may be vulnerable to prompt-injection or other adversarial attacks, which could result in unauthorized access to or leakage of sensitive information. Geopolitical tensions or conflicts may also create heightened risk of cybersecurity incidents.

Our products are also targets for malicious cybersecurity acts, including those products utilized in cloud-based environments as well as our cloud service offerings. Our cloud services have in the past and may in the future be taken offline as a result of or in order to prevent or mitigate cybersecurity incidents. While some of our products contain encryption or security algorithms to protect third-party content or user-generated data stored on our products, these products could still be hacked or the encryption schemes could be compromised, breached or circumvented by motivated and sophisticated attackers, which could harm our business by exposing us to litigation and indemnification claims and hurting our reputation.

When efforts to breach our infrastructure, information systems or products are successful or we are unable to protect against such attacks, we have in the past suffered, and could in the future suffer, interruptions, delays or cessation of operations of our information systems, and loss or misuse of proprietary or confidential information, IP, or sensitive or personal information. We may also experience disruptions or outages of our information systems due to internal or third-party mistakes or technical errors, including due to software updates, which could disrupt our business operations. Compromises of our infrastructure, information systems or products could also cause our customers and other affected third parties to suffer loss or misuse of proprietary or confidential information, IP, or sensitive or personal information and could harm our relationships with customers and other third parties and subject us to liability. As a result of actual or perceived cybersecurity incidents or other information system disruptions, we have in the past experienced and may in the future experience additional costs, notification requirements, civil and administrative fines and penalties, indemnification claims, litigation or damage to our brand and reputation. All of these consequences could harm our reputation and our business and materially and negatively impact our operating results and financial condition.

*We are subject to risks related to product defects, which could result in product recalls or epidemic failures and could subject us to warranty, litigation or indemnification claims that exceed our expectations or estimates.*

We warrant the majority of our products for periods of one to five years. We test our products in our manufacturing facilities through a variety of means. However, our testing may fail to reveal defects in our products that may not become apparent until after the products have been sold into the market. In addition, our products may be used in a manner that is not intended or anticipated by us, resulting in potential liability. Accordingly, there is a risk that product defects will occur, including as a result of third-party components or applications that we incorporate in our products, which could require a product recall. Product recalls can be expensive to implement. As part of a product recall, we may be required or choose to replace the defective product. Moreover, there is a risk that product defects may trigger an epidemic failure clause in a customer agreement. If an epidemic failure occurs, we may be required to replace or refund the value of the defective product and to cover certain other costs associated with the consequences of the epidemic failure. In addition, product defects, product recalls or epidemic failures may cause damage to our reputation or customer relationships, lost revenue, indemnification for a recall of our customers' products, warranty claims, litigation or loss of market share with our customers, including our OEM and original design manufacturer ("ODM") customers. Our business liability insurance may be inadequate, or future coverage may be unavailable on acceptable terms, which could negatively impact our operating results and financial condition.

Our standard warranties contain limits on damages and exclusions of liability for consequential damages and for misuse, improper installation, alteration, accident or mishandling while in the possession of someone other than us. We record an accrual for estimated warranty costs at the time revenue is recognized. We may incur additional expenses if our warranty provisions do not reflect the actual cost of resolving issues related to defects in our products, whether as a result of a product recall, epidemic failure or otherwise. If these additional expenses are significant, they could harm our business.

**BUSINESS AND STRATEGIC RISKS**

*We are subject to risks related to the separation of Sandisk, our former Flash business, into an independent public company.*

On February 21, 2025, we completed our planned spin-off of our Flash business unit from our remaining HDD business (which we refer to as the Separation), as a result of which Sandisk became an independent public company. There can be no assurance that the anticipated benefits of the Separation will be realized, or that the costs or dis-synergies of the Separation (including costs of related restructuring transactions) will not exceed the anticipated amounts, in each case in the monetary or other amounts or within the timeframes that were anticipated. The Separation has and may continue to impose challenges on us and our business, such as potential business disruption; the diversion of management time on matters relating to the Separation; the impact on our ability to retain talent; and potential impacts on our relationships with our customers, suppliers, employees, and other counterparties. In addition, following the Separation, we are a smaller and less diversified company, which could make us more vulnerable to changing market conditions.

In connection with the Separation, we and Sandisk entered into various agreements to effect the Separation and provide for the temporary framework of the relationship between us and Sandisk following the Separation, including, among others, a separation and distribution agreement, a tax matters agreement, and a transition services agreement. Performance under these agreements or other related conditions outside of our control could materially affect our operations and future financial results.

We retained an equity interest in Sandisk in connection with the Separation, of which we divested a portion in June 2025 in a debt-for-equity exchange. As of June 27, 2025, we retain approximately 7 million shares of common stock in Sandisk. We cannot predict the trading price of shares of Sandisk's common stock and the market value of the Sandisk shares is subject to market volatility and other factors outside of our control. We expect to monetize our remaining stake in Sandisk within one year from the Separation Date, but there can be no assurance regarding the timing of, or timeframe over which, such divestiture or divestitures may occur, or the amount of proceeds received by us in connection with any such divestitures.

In addition, while the Separation is intended to be tax-free to our stockholders for U.S. federal income tax purposes, there is no assurance that the Separation will qualify for this treatment. If the Separation is ultimately determined to be taxable, Western Digital, Sandisk, or our stockholders could incur income tax and/or other liabilities that could be significant. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, cash flows, and the price of our common stock.

***If we do not properly manage technology transitions and product development and introduction, our competitiveness and operating results may be negatively affected.***

The markets for our products continuously undergo technology transitions that can impact our product roadmaps and that we must anticipate in order to adapt our existing products or develop new products effectively. If we fail to adapt to or implement new technologies (including the transition to areal density recording technologies that use heat-assisted magnetic recording ("HAMR") technology to increase HDD capacities), if we fail to quickly and cost-effectively develop new products that meet the specifications and requirements intended or desired by our customers or if technology transitions negatively impact our existing product roadmaps, our business may be harmed. Additionally, the impact of generative AI on the storage and data management markets and regulation thereof is still unfolding and could evolve unpredictably, and it is difficult to accurately forecast related demands.

In addition, the success of our technology transitions and product development depends on a number of other factors, including R&D expenses and results; difficulties faced in manufacturing ramp; market acceptance/qualification; effective management of inventory levels in line with anticipated product demand; the vertical integration of some of our products, which may result in more capital expenditures and greater fixed costs than if we were not vertically integrated; our ability to cost effectively respond to customer requests for new products or features (including requests for more efficient and efficiently-produced products with reduced environmental impacts) and software associated with our products; our ability to increase our software development capability; and the effectiveness of our go-to-market capability in selling new products.

Moving to new technologies and products may require us to align to, and build, a new supply base. Our success in new product areas may depend on our ability to enter into favorable supply agreements. In addition, if our customers choose to delay transition to new technologies, if demand for the products that we develop is lower than expected or if the supporting technologies to implement these new technologies are not available, we may be unable to achieve the cost structure required to support our profit objectives or may be unable to grow or maintain our market position.

Additionally, new technologies could impact demand for our products in unforeseen or unexpected ways and new products could substitute for our current products and make them obsolete, each of which would harm our business. We also develop products to meet certain industry and technical standards, which may change and cause us to incur substantial costs as we adapt to new standards or invest in different manufacturing processes to remain competitive.

***We participate in a highly competitive industry that is subject to variations in average selling prices ("ASPs") and demand, technological change and lengthy product qualifications, all of which can negatively impact our business.***

Demand for our devices, software and solutions, which we refer to in this Item 1A as our "products", depends in large part on the demand for systems manufactured by our customers and on storage upgrades to existing systems. The demand for systems has been volatile in the past and often has had an exaggerated effect on the demand for our products in any given period. Demand for and prices of our products are influenced by, among other factors, the actual and projected growth of data to be stored, the spending plans of our large hyperscale customers, the balance between supply and demand in the storage market, macroeconomic factors (such as tariffs and actual or perceived threat of recessions), business conditions, the emergence or growth of new or existing technologies (including AI), technology transitions and other actions taken by us or our competitors. We also experience competition from other companies that produce alternative storage technologies such as flash memory, particularly in our legacy markets where we participate with our lower capacity, smaller form factor HDDs. Flash-based solutions also target our larger addressable market, i.e., Cloud. The storage market has in the past experienced, and may in the future experience, periods of excess capacity leading to our factories running below the desired utilization levels, resulting in us taking underutilization charges, inventory write-downs and reductions in ASPs, all of which lead to negative impacts on our revenue and gross margins.

While our ASPs tend to be relatively stable, we may experience periods during an industry downturn when we face adverse headwinds to our ASPs. Additionally, our gross margin may face downward pressure if we are unable to migrate our product mix to the higher capacity needs of our customers and/or to reach the desired manufacturing yield in our production. Our gross margin could also face pressure if we are unable to achieve the desired manufacturing yields when we ramp our new technologies. Further, technological changes can reduce the volume and profitability of sales of existing products.

We also face significant competition in the distribution channel (in which our distribution customers sell to small computer manufacturers, dealers, systems integrators and other resellers, as well as to Cloud customers in some cases) as a result of limited product qualification programs and a significant focus on price and availability of product. If we fail to respond to changes in demand in the distribution market, our business could suffer. Additionally, if the distribution market weakens as a result of technology transitions or a significant change in consumer buying preference, or if we experience significant price declines due to demand changes in the distribution channel, our operating results would be negatively impacted. Negative changes in the creditworthiness or the ability to access credit, or the bankruptcy or shutdown of any of our significant retail or distribution partners would harm our revenue and our ability to collect outstanding receivable balances.

As we compete in new product areas, the overall complexity of our business may increase and may result in increases in R&D expenses and substantial investments in manufacturing capability, technology enhancements and go-to-market capability. We must also qualify our products with customers through potentially lengthy testing processes with uncertain results. Some of our competitors offer products that we do not offer, which may allow them to win sales from us, and some of our customers may be developing storage solutions internally, which may reduce their demand for our products. We expect that competition will continue to be intense, and our competitors may be able to gain a product offering or cost structure advantage over us, which would harm our business. Further, our competitors may utilize pricing strategies, including offering products at prices at or below cost, that we may be unable to competitively match. We may also have difficulty effectively competing with manufacturers benefiting from governmental investments and may be subject to increased complexity and reduced efficiency in our supply chain as a result of governmental efforts to promote domestic technologies in various jurisdictions.

In addition, if we fail to effectively manage our government relationships in various jurisdictions in which we operate, we may experience missed opportunities (including incentives and investments), unfavorable policy outcomes or operational inefficiencies, any of which would put us at a competitive disadvantage.

***Loss of revenue from the Cloud end market or a key customer, or consolidation among our customer base, could harm our operating results.***

As a result of the Separation, there is increased revenue concentration in our Cloud end market and among our top customers. For the year ended June 27, 2025, the Cloud end market accounted for 88% of our total revenue and our top 10 customers accounted for 68% of our net revenue, with three customers each accounting for 10% or more of the Company's net revenue.

If we fail to respond to changes in demand in the Cloud and hyperscale data center markets, our business could suffer. In addition, our customers have a variety of suppliers to choose from and therefore can make substantial demands on us, including demands on product pricing, contractual terms and the environmental impact and attributes of our products, often resulting in the allocation of risk or increased costs to us as the supplier. Our ability to maintain strong relationships with our principal customers is essential to our future performance. We have experienced and may in the future experience events such as the loss of a key customer, prohibition or restriction of sales to a key customer by law, regulation or other government action, reductions in sales to or orders by a key customer, customer requirements to reduce our prices before we are able to reduce costs or the acquisition of a key customer by one of our competitors. These events have impacted, and may in the future impact, our operating results and financial condition. Further, government authorities may implement laws or regulations or take other actions that could result in significant changes to the business or operating models of our customers. Such changes could negatively impact our operating results.

Additionally, if there is consolidation among our customer base, our customers may be able to command increased leverage in negotiating prices and other terms of sale, which could negatively impact our profitability. Consolidation among our customer base may also lead to reduced demand for our products, increased customer pressure on our prices, replacement of our products by the combined entity with those of our competitors and cancellations of orders, each of which could harm our operating results.

Also, the storage ecosystem is constantly evolving, and our traditional customer base is changing. Fewer companies now hold greater market share for certain applications and services, such as cloud storage and computing platforms, mobile, social media, shopping and streaming media. As a result, the competitive landscape is changing, giving these companies increased leverage in negotiating prices and other terms of sale, which could negatively impact our profitability. In addition, the changes in our evolving customer base create new selling and distribution patterns to which we must adapt. To remain competitive, we must respond to these changes by ensuring we have proper scale in this evolving market, as well as offer products that meet the technological requirements of this customer base at competitive pricing points. To the extent we are not successful in adequately responding to these changes, our operating results and financial condition could be harmed.

***We experience variability in our sales and cyclicality in our industry, which could cause our operating results to fluctuate. In addition, accurately forecasting demand is difficult, which could harm our business.***

Our business is subject to variability of sales because it is largely dependent on the buying patterns of our large Cloud customers, driven by their needs for deploying our technology in their data center buildouts, as well as on their ability to procure other products that go into such buildouts. Changes in their demand patterns and in cyclical supply and demand patterns have made it, and could continue to make it, difficult for us to forecast demand. Changes in the linearity of our business within a quarter can also impact our business. As a result of the above or other factors, our forecast of financial results for a given quarter may differ materially from our actual financial results.

The variety and volume of products we manufacture are based in part on accurately forecasting market and customer demand for our products, which are influenced by a wide variety of factors. As a result of the number and complexity of these factors, accurately forecasting demand has been and continues to be difficult for us, our customers and our suppliers. Further, while most of our revenue is derived from customers with whom we have long-term agreements and from whom we require firm order commitments, a smaller number of our other customers utilize just-in-time inventory; from these customers, we do not generally require firm order commitments and instead receive a periodic forecast of requirements, which may prove to be inaccurate. In addition, because our products are designed to be largely interchangeable with competitors' products, our demand forecasts may be impacted significantly by the strategic actions of our competitors. As forecasting demand remains difficult, the risk that our forecasts are not in line with demand persists. This has caused, and may in the future cause, our forecasts to exceed actual market demand, resulting in periods of product oversupply, excess inventory, underutilization of manufacturing capacity and price decreases, which has impacted and could further impact our sales, ASPs and gross margin or require us to incur inventory write-downs or charges for unabsorbed manufacturing overhead, thereby negatively affecting our operating results and our financial condition. For example, in 2024 and 2023, we incurred $155 million and $201 million of charges for unabsorbed manufacturing overhead costs as a result of the reduced utilization of our manufacturing capacity, respectively. These charges were attributable to a significant imbalance of supply and demand and our actions taken in response thereto. If market demand increases significantly beyond our forecasts or beyond our ability to add manufacturing capacity, then we may not be able to satisfy customer product needs, possibly resulting in a loss of market share if our competitors are able to meet customer demands. In addition, some of our components have long lead-times, requiring us to place orders several months in advance of anticipated demand. Such long lead-times increase the risk of excess inventory, potentially resulting in inventory write-downs, or loss of sales in the event our forecasts vary substantially from actual demand.

***Failure to successfully execute on strategic initiatives including acquisitions, divestitures or cost saving measures may negatively impact our future results.***

We have made and expect to continue to make acquisitions and divestitures (such as the recent Separation) and engage in cost saving measures. In order to successfully execute on strategic initiatives, we must continue to identify and successfully complete attractive transactions, some of which may be large and complex, and manage post-closing issues such as integration of the acquired company or employees, integration of processes and systems, and post-Separation changes. We may not be able to continue to identify or complete appealing acquisition or investment opportunities given the intense competition for these transactions. Even if we identify and complete suitable corporate transactions, we may not be able to successfully address any integration challenges in a timely manner or at all. There have been and may continue to be difficulties with implementing new systems and processes or with integrating systems and processes of companies with complex operations, which may result in inconsistencies in standards, controls, procedures and policies and may increase our vulnerability to cybersecurity attacks or the risk that our internal controls are found to be ineffective.

Failing to successfully integrate or realign our business to take advantage of efficiencies or reduce redundancies of an acquisition or divestiture, including pursuant to the Separation, may result in not realizing all or any of the anticipated benefits of the transaction. In addition, failing to achieve the financial model projections for an acquisition or changes in technology development and related roadmaps following an acquisition may result in the incurrence of impairment charges (including goodwill impairments or other asset write-downs) and other expenses, both of which could negatively impact our results of operations or financial condition. Acquisitions and investments may also result in the issuance of equity securities that may be dilutive to our stockholders as well as earn-out or other contingent consideration payments and the issuance of additional indebtedness that would put additional pressure on liquidity. Furthermore, we may agree to provide continuing service obligations or enter into other agreements in order to obtain certain regulatory approvals of our corporate transactions, and failure to satisfy these additional obligations could result in our failing to obtain regulatory approvals or the imposition of additional obligations on us, any of which could negatively affect our business. In addition, new legislation or additional regulations may affect or impair our ability to invest with or in certain other countries or require us to obtain regulatory approvals to do so, including investments in joint ventures, minority investments and outbound technology transfers to certain countries.

Cost saving measures, restructurings and divestitures have had and may in the future result in workforce reduction and consolidation of our manufacturing or other facilities. As a result of these actions, we have experienced and may in the future experience a loss of continuity, loss of accumulated knowledge, disruptions to our operations and inefficiency during transitional periods. These actions could also impact employee retention. In addition, we cannot be sure that these actions will be as successful in reducing our overall expenses as we expect, that additional costs will not offset any such reductions or consolidations or that we do not forego future business opportunities as a result of these actions.

Acquisitions and alliance activities inherently involve other risks as well, including those associated with disruption to our business and the continued successful execution of our company strategy, goals and responsibilities; assimilation and integration of different business operations, corporate cultures, personnel, infrastructures and technologies or solutions acquired or licensed, while maintaining quality, and designing and implementing appropriate risk management measures; and the possibility of conflict with joint venture or alliance partners regarding strategic direction, prioritization of objectives and goals, governance matters or operations.

***Our strategic relationships subject us to risks and uncertainties that could harm our business.***

We have entered into and expect to continue to enter into strategic relationships with various partners for product development, manufacturing, sales growth and the supply of technologies, components, equipment and materials for use in our product design and manufacturing. Please see the risk factor entitled *"We are dependent on a limited number of qualified suppliers who provide critical services, materials or components, and a disruption in our supply chain could negatively affect our business,"* for a further description of the risks associated with our reliance on external suppliers. Our strategic relationships are subject to various risks that could harm the value of our investments, our revenue and costs, our future rate of spending, our technology plans and our future growth opportunities.

Our control over the operations of our business ventures may be limited, and our interests could diverge from our strategic partners' interests regarding ongoing and future activities.

Our strategic relationships are subject to additional risks that could harm our business, including, but not limited to, the following: failure by our strategic partners to comply with applicable laws or employ effective internal controls; difficulties and delays in product and technology development at, ramping production at, and transferring technology to, our strategic partners; declining financial performance of our strategic partners, including failure by our strategic partners to timely fund capital investments with us or otherwise meet their commitments, including the payment of amounts owed to us or third parties when due; losing the rights to, or ability to independently manufacture, certain technology or products being developed or manufactured by strategic partners, including as a result of any of them being acquired by another company, filing for bankruptcy or experiencing financial or other losses; a bankruptcy event involving a strategic partner, which could result in structural changes to or termination of the strategic partnership; and changes in tax or regulatory requirements, which may necessitate changes to the agreements governing our strategic partnerships.

**FINANCIAL RISKS**

***Our level of debt may negatively impact our liquidity, restrict our operations and ability to respond to business opportunities, and increase our vulnerability to adverse economic and industry conditions.***

We utilize debt financing in our capital structure and may incur additional debt, including under our revolving credit facility, subject to customary conditions in our loan agreements. Our level of debt could have significant consequences, including limiting our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes; requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes; and imposing financial and other restrictive covenants on our operations.

Our ability to meet our debt service obligations, comply with our debt covenants and deleverage depends on our cash flows and financial performance, which are affected by financial, business, economic and other factors. The rate at which we will be able to or choose to deleverage is uncertain. Failure to meet our debt service obligations or comply with our debt covenants could result in an event of default under the applicable indebtedness. We may be unable to cure, or obtain a waiver of, an event of default or otherwise amend our debt agreements to prevent an event of default thereunder on terms acceptable to us or at all. In that event, the debt holders could accelerate the related debt, which may result in the cross-acceleration or cross-default of other debt, leases or other obligations. We also utilize convertible debt in our capital structure. The $1.6 billion principal amount of our convertible notes will be convertible at the option of the holder beginning on August 15, 2028 and, prior to that date, may be convertible in any given calendar quarter depending on the trading price of our common stock during the prior calendar quarter. During the calendar quarter ended June 30, 2025, the sale price conditional conversion feature of the convertible notes was triggered and, as a result, the holders of the convertible notes have the right to convert the notes during the next succeeding calendar quarter. As such, these convertible notes were classified as current debt as of June 28, 2025. In the event that holders of our convertible debt exercise conversion rights, we will be required to settle the principal amount of any converted notes in cash. If we do not have sufficient funds available to repay indebtedness when due, whether at maturity, by acceleration or upon conversion, we may be required to sell important strategic assets; refinance our existing debt; incur additional debt or issue common stock or other equity securities, which we may not be able to do on terms acceptable to us, in amounts sufficient to meet our needs or at all. Our inability to service our debt obligations or refinance our debt could harm our business. Further, if we are unable to repay, refinance or restructure our secured indebtedness, the holder of such debt could proceed against the collateral securing the indebtedness. Refinancing our indebtedness may also require us to expense previous debt issuance costs or to incur new debt issuance costs.

As our bank debt contains a variable interest rate component based on our corporate credit ratings, a decline in our ratings has in the past resulted in, and could in the future result in, increased interest rates and debt service obligations. In addition, our ratings impact the cost and availability of future borrowings and, accordingly, our cost of capital. Our ratings reflect the opinions of the ratings agencies as to our financial strength, operating performance and ability to meet our debt obligations. There can be no assurance that we will achieve a particular rating or maintain a particular rating in the future.

We may from time to time seek to refinance our substantial indebtedness by issuing additional shares of common stock or other securities that are convertible into common stock or grant the holder the right to purchase common stock, each of which may dilute our existing stockholders, reduce the value of our common stock, or both.

***Tax matters may materially affect our financial position and results of operations.***

Changes in tax laws in the United States, the European Union and around the globe have impacted and will continue to impact our effective worldwide tax rate, which may materially affect our financial position and results of operations. In the United States, the Tax Cuts and Jobs Act of 2017 ("TCJA"), the Inflation Reduction Act of 2022 ("IRA"), and the One Big Beautiful Bill Act of 2025 ("OBBBA") each include broad tax reform provisions. We are currently evaluating the impact of the OBBBA and related tax provisions on our operations and financial reporting, and future guidance provided by the U.S.

Department of the Treasury and Internal Revenue Service could change our conclusions regarding such impact. The OBBBA and related guidance could materially impact our effective tax rate, deferred tax positions, and overall tax strategy. Further, the majority of countries in the G20 and Organization for Economic Cooperation and Development (OECD) Inclusive Framework on Base Erosion and Profit Shifting (BEPS) have agreed to adopt a two-pillar approach to taxation, which includes the implementation of a global corporate minimum tax rate of 15%. Several non-U.S. jurisdictions have already enacted legislation or announced their intention to enact future legislation to adopt certain or all components of the Pillar Two Model rules. Our tax obligations could increase materially as this legislation becomes effective in countries that have already adopted a two-pillar approach or if adoption expands to other jurisdictions in which we operate. Due to the large scale of our U.S. and international business operations, enacted and proposed changes to tax laws — including those affecting the taxation of our global activities and intercompany cash movements — could materially increase our worldwide effective tax rate and adversely impact our financial results and cash flows.

Additionally, portions of our operations are subject to a reduced tax rate or are free of tax under various tax holidays that expire in whole or in part from time to time, or may be terminated if certain conditions are not met. Although many of these holidays may be extended when certain conditions are met, in the past we have not been able to, and in the future, we may not be able to meet such conditions. If the tax holidays are not extended, or if we fail to satisfy the conditions of the reduced tax rate, then our effective tax rate could increase in the future. Our effective tax rate may be negatively impacted if we are unable to realize deferred tax assets. We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. If we are unable to generate sufficient future taxable income or if there is a change to the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowance against our deferred tax assets, which could result in a material increase in our effective tax rate.

Our determination of our tax liability in the United States and other jurisdictions is subject to review by applicable domestic and foreign tax authorities. For example, as disclosed in Part II, Item 8, Note 13, *Income Taxes*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K, we are under examination by the Internal Revenue Service for certain fiscal years. Although we believe our tax positions are properly supported, the final timing and resolution of any tax examinations are subject to significant uncertainty and could result in litigation or the payment of significant amounts to the applicable tax authority in order to resolve examination of our tax positions, which could result in an increase of our current estimate of unrecognized tax benefits and may harm our business.

***Any decisions to reduce or discontinue paying cash dividends to our stockholders or the repurchase of our shares of common stock pursuant to our previously announced share repurchase program could cause the market price for our common stock to decline.***

Although our Board of Directors authorized the adoption of a quarterly cash dividend program and a share repurchase program during the fourth quarter of fiscal year 2025, we are under no obligation to pay cash dividends to our stockholders in the future or to repurchase shares of our common stock at any particular price or at all. The declaration and payment of any future dividends and any future repurchase of our common stock is at the discretion of our Board of Directors. Our payment of quarterly cash dividends and the repurchase of shares of our common stock pursuant to our share repurchase program are subject to, among other things, our financial position and results of operations, available cash and cash flow, capital and regulatory requirements, market and economic conditions, the market price of our common stock, and other factors. Any reduction or discontinuance by us of the payment of quarterly cash dividends or the repurchase of shares of our common stock could cause the market price of our common stock to decline. Moreover, in the event our payment of quarterly cash dividends or repurchases of shares of our common stock is reduced or discontinued, our failure or inability to resume such activities could result in a persistent lower market valuation for our common stock.

***Fluctuations in currency exchange rates as a result of our international operations may negatively affect our operating results.***

Because we manufacture and sell our products abroad, our revenue, cost of revenue, margins, operating costs and cash flows are impacted by fluctuations in foreign currency exchange rates. If the U.S. dollar exhibits sustained weakness against most foreign currencies, the U.S. dollar equivalents of unhedged manufacturing costs could increase because a portion of our production costs are foreign-currency denominated. Conversely, there would not be an offsetting impact to revenues since revenues are substantially U.S. dollar denominated. Additionally, we negotiate and procure some of our component requirements in U.S. dollars from non-U.S. based vendors. If the U.S. dollar weakens against other foreign currencies, some of our component suppliers may increase the price they charge for their components in order to maintain an equivalent profit margin. When such events occur, they have had, and may in the future have, a negative impact on our business.

Prices for our products are substantially U.S. dollar denominated, even when sold to customers that are located outside the United States. Therefore, as a substantial portion of our sales are from countries outside the United States, fluctuations in currency exchange rates, such as the strengthening of the U.S. dollar against other foreign currencies, could increase the cost of our products in those countries and negatively impact demand and revenue growth. In addition, currency variations may adversely affect, and from time to time have adversely affected, margins on sales of our products in countries outside the United States.

We attempt to manage the impact of foreign currency exchange rate changes by, among other things, entering into short-term foreign exchange contracts. However, these contracts may not cover our full exposure and can be canceled by the counterparty if currency controls are put in place. Thus, our decisions and hedging strategy with respect to currency risks may not be successful and may actually harm our operating results. Further, the ability to enter into foreign exchange contracts with financial institutions is based upon our available credit from such institutions and compliance with covenants and other restrictions. Operating losses, third party downgrades of our credit rating or instability in the worldwide financial markets could impact our ability to effectively manage our foreign currency exchange rate risk. Hedging also exposes us to the credit risk of our counterparty financial institutions.

***Increases in our customers' credit risk could result in credit losses and term extensions under existing contracts with customers with credit losses could result in an increase in our operating costs.***

Some of our OEM customers have adopted a subcontractor model that requires us to contract directly with companies, such as ODMs, that provide manufacturing and fulfillment services to our OEM customers. Because these subcontractors are generally not as well capitalized as our direct OEM customers, this subcontractor model exposes us to increased credit risks. Our agreements with our OEM customers may not permit us to increase our product prices to alleviate this increased credit risk. Additionally, as we attempt to expand our OEM and distribution channel sales into emerging economies, the customers with the most success in these regions may have relatively short operating histories, making it more difficult for us to accurately assess the associated credit risks. Our customers' credit risk may also be exacerbated by an economic downturn or other adverse global or regional economic conditions. Any credit losses we may suffer as a result of these increased risks, or as a result of credit losses from any significant customer, especially in situations where there are term extensions under existing contracts with such customers, would increase our operating costs, which may negatively impact our operating results.

## LEGAL AND COMPLIANCE RISKS

***We are subject to laws, rules and regulations relating to the collection, use, sharing and security of data, including personal data, and our failure to comply with these laws, rules and regulations could subject us to proceedings by governmental entities or others and cause us to incur penalties, significant legal liability, or loss of customers, loss of revenue and reputational harm.***

We are subject to laws, rules and regulations relating to the collection, use, security and privacy of data, including data that relates to or identifies an individual person. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection and security. In many cases, these requirements apply not only to third-party transactions, but also to transfers of information between our information systems and our subsidiaries, and among us, our subsidiaries and other parties with which we have commercial relations. Our possession and use of data, including personal data and employee data in conducting our business, subjects us to legal and regulatory obligations that require us to notify vendors, customers or employees or other parties with which we have commercial relations of a data security breach and to respond to regulatory inquiries and to enforcement proceedings. Managing these notifications, especially in large volumes, can lead to significant expenses, even with cybersecurity insurance coverage. Laws and regulations relating to the collection, use, security and privacy of data change over time and new laws and regulations become effective from time to time. We are subject to notice and privacy statement requirements, as well as obligations to respond to data subject requests. Global privacy and data protection legislation, enforcement and policy activity in this area are rapidly expanding and evolving, including with respect to the use of AI, and may be inconsistent from jurisdiction to jurisdiction. We may also be subject to restrictions on cross-border data transfers and requirements for localized storage of data that could increase our compliance costs and risks and affect the ability of our global operations to coordinate activities and respond to customers and individuals. Our use of AI technology may create new privacy and security risks, especially where personal data is involved. The use of AI may raise ethical concerns, lead to flawed outcomes, or present other privacy and security risks that could make it more difficult to adopt or implement effectively. Compliance requirements or even our inadvertent failure to comply with applicable laws may cause us to incur substantial costs, subject us to proceedings by governmental entities or others, and cause us to incur penalties or other significant legal liability or lead us to change our business practices.

***We and certain of our officers are and may continue to be involved in litigation, investigations and governmental proceedings, which may be costly, may divert the efforts of our key personnel and could result in adverse court rulings, fines or penalties, which could materially harm our business.***

We are and may continue to be involved in litigation, including antitrust and commercial matters, putative securities class action suits and other actions. We are the plaintiff in some of these actions and the defendant in others. Some of the actions seek injunctive relief, including injunctions against the sale of our products, and substantial monetary damages, which if granted or awarded, could materially harm our business. We have in the past been and may in the future be the subject of inquiries, requests for information, investigations and actions by government and regulatory agencies regarding our businesses. Any such matters could result in material adverse consequences to our results of operations, financial condition or ability to conduct our business, including fines, penalties or restrictions on our business activities.

Litigation is subject to inherent risks and uncertainties that may cause actual results to differ materially from our expectations. In the event of an adverse outcome in any litigation, investigation or governmental proceeding, we could be required to pay substantial damages, fines or penalties and cease certain practices or activities, including the manufacture, use and sale of products. With or without merit, such matters may be complex, may extend for a protracted period of time, may be very expensive and the expense may be unpredictable. Litigation initiated by us could also result in counter-claims against us, which could increase the costs associated with the litigation and result in our payment of damages or other judgments against us. In addition, litigation, investigations or governmental proceedings and any related publicity may divert the efforts and attention of some of our key personnel, affect demand for our products and harm the market prices of our securities.

We may be obligated to indemnify our current or former directors or employees, or former directors or employees of companies that we have acquired, in connection with litigation, investigations or governmental proceedings. These liabilities could be substantial and may include, among other things: the costs of defending lawsuits against these individuals; the cost of defending shareholder derivative suits; the cost of governmental, law enforcement or regulatory investigations or proceedings; civil or criminal fines and penalties; legal and other expenses; and expenses associated with the remedial measures, if any, which may be imposed.

***The nature of our industry and its reliance on IP and other proprietary information subjects us and our suppliers, customers and partners to the risk of significant litigation.***

The data storage industry has been characterized by significant litigation. This includes litigation relating to patent and other IP rights, product liability claims and other types of litigation. We are frequently involved in disputes regarding patent and other IP rights, and we and our customers have in the past received, and we and our customers may in the future receive, communications from third parties asserting that certain of our products, processes or technologies infringe upon their patent rights, copyrights, trademark rights or other IP rights. Even if we believe that such claims are without merit, they may be time-consuming and costly to defend against and may divert management's attention and resources away from our business. We may also receive claims of potential infringement if we attempt to license IP to others. IP risks increase when we participate in new markets where we have little or no IP protection as a deterrent against litigation. The complexity of the technology involved and the uncertainty of IP litigation increase the IP risks we face. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of litigation are inherently uncertain and have resulted in, and may in the future result in, adverse rulings or decisions. We may be subject to injunctions, enter into settlements or be subject to judgments that may harm our business.

If we incorporate third-party technology into our products or if claims or actions are asserted against us for alleged infringement of the IP of others, we may be required to obtain a license or cross-license, modify our existing technology or design a new non-infringing technology. Such licenses or design modifications can be extremely costly. We evaluate notices of alleged patent infringement and notices of patents from patent holders that we receive from time to time. We may decide to settle a claim or action against us, which settlement could be costly. We may also be liable for past infringement. If there is an adverse ruling against us in an infringement lawsuit, an injunction could be issued barring production or sale of any infringing product. It could also result in a damage award equal to a reasonable royalty or lost profits or, if there is a finding of willful infringement, treble damages. Any of these results would increase our costs and harm our operating results. In addition, our suppliers, customers and partners are subject to similar risks of litigation, and a material, adverse ruling against a supplier, customer or partner could negatively impact our business.

Moreover, from time to time, we agree to indemnify certain of our suppliers and customers for alleged IP infringement. The scope of such indemnity varies but may include indemnification for direct and consequential damages and expenses, including attorneys' fees. We may be engaged in litigation as a result of these indemnification obligations. Third party claims for patent infringement are excluded from coverage under our insurance policies. A future obligation to indemnify our customers or suppliers may harm our business.

***Our reliance on IP and other proprietary information subjects us to the risk that these key components of our business could be copied by competitors.***

Our success depends, in significant part, on the proprietary nature of our technology, including non-patentable IP such as our process technology. If we fail to protect our technology, IP or contract rights, our customers and others may seek to use our technology and IP without the payment of license fees and royalties, which could weaken our competitive position, reduce our operating results and increase the likelihood of costly litigation. We primarily rely on patent, copyright, trademark and trade secret laws, as well as non-disclosure agreements and other methods, to protect our proprietary technologies and processes. There can be no assurance that our existing patents will continue to be held valid, if challenged, or that they will have sufficient scope or strength to protect us. It is also possible that competitors or other unauthorized third parties may obtain, copy, use or disclose, illegally or otherwise, our proprietary technologies and processes, despite our efforts to protect our proprietary technologies and processes. If a competitor is able to reproduce or otherwise capitalize on our technology despite the safeguards we have in place, it may be difficult, expensive or impossible for us to obtain necessary legal protection. There are entities whom we believe may infringe our IP. Enforcement of our rights often requires litigation. If we bring a patent infringement action and are not successful, our competitors may be able to use similar technology to compete with us. Moreover, the defendant in such an action may successfully countersue us for infringement of their patents or assert a counterclaim that our patents are invalid or unenforceable. Also, the laws of some foreign countries may not protect our IP to the same extent as do U.S. laws. In addition to patent protection of IP rights, we consider elements of our product designs and processes to be proprietary and confidential. We rely upon employee, consultant and vendor non-disclosure agreements and contractual provisions and a system of internal safeguards to protect our proprietary information. However, we cannot be certain that these contracts and safeguards have not been and will not be breached, that we will be able to timely detect unauthorized use or transfer of our technology and IP, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently discovered by competitors. Any of our registered or unregistered IP rights may be challenged or exploited by others in the industry, which could harm our operating results.

Maintaining and strengthening our brands are important to maintaining and expanding our business, as well as to our ability to enter into new markets for our technologies, products and services. The success of our brands depends in part on the positive image that consumers have of our brands. We believe the popularity of our brands makes them a target of counterfeiting or imitation, with third parties attempting to pass off counterfeit products as our products. We license certain IP rights related to our brands for use by third parties and have safeguards in place to monitor and control such use. We also license certain IP rights related to brands from third parties that we rely on to offer, distribute and sell certain of our products. However, we cannot be certain that our licenses to third parties have not been and will not be breached by such parties, that the licenses we take from third parties will not be revoked or invalidated, or that the safeguards we have in place will comprehensively protect against marketplace confusion. Any occurrence of counterfeiting, imitation or confusion with our brands could negatively affect our reputation and impair the value of our brands, which in turn could negatively impact sales and pricing of our branded products, our share and our gross margin, as well as increase our administrative costs related to brand protection and counterfeit detection and prosecution. Additionally, our ability to prevent unauthorized uses of our brands and technologies would be negatively impacted if our trademark registrations were successfully challenged or overturned in the jurisdictions where we do business. We also have trademark applications pending in a number of jurisdictions that may not ultimately be granted, or if granted, may be challenged or invalidated, in which case we would be unable to prevent unauthorized use of our brands and logos in such jurisdictions. We have not filed trademark registrations in all jurisdictions where our brands or logos may be used.

***We are and may in the future be subject to state, federal and international legal and regulatory requirements, such as environmental, labor, health and safety, trade and public company reporting and disclosure regulations, customers' standards of corporate citizenship and industry and coalition standards, such as those established by the Responsible Business Alliance ("RBA"), and compliance with those regulations and requirements could cause an increase in our operating costs and failure to comply may harm our business.***

We are subject to, and may become subject to, additional, state, federal and international laws and regulations governing our environmental, labor, trade, health and safety practices and public company reporting and disclosures requirements. These laws and regulations, particularly those applicable to our international operations, are or may be complex, extensive and subject to change. If we or our suppliers, customers and partners do not timely comply with such laws and regulations, it may result in an increase in our operating costs. Legislation has been, and may in the future be, enacted in locations where we manufacture or sell our products, which could impair our ability to conduct business in certain jurisdictions or with certain customers and harm our operating results. In addition, climate change and financial reform legislation is a significant topic of discussion and has generated and may continue to generate federal, international or other regulatory responses in the near future, which could substantially increase the complexity of our public-company reporting and disclosure requirements and our compliance and operating costs. If we or our suppliers, customers or partners fail to timely comply with applicable legislation, certain customers may refuse to purchase our products or we may face increased operating costs as a result of taxes, fines or penalties, or legal liability and reputational damage, which could harm our business.

In connection with our compliance with environmental laws and regulations, as well as our compliance with industry and coalition environmental initiatives, such as those established by the RBA, the standards of business conduct required by some of our customers, and our commitment to sound corporate citizenship in all aspects of our business, we could incur substantial compliance and operating costs and be subject to disruptions to our operations and logistics. In addition, if we or our suppliers, customers or partners were found to be in violation of these laws or noncompliant with these initiatives or standards of conduct, we could be subject to governmental fines, liability to our customers and damage to our reputation and corporate brand, which could cause our financial condition and operating results to suffer.

### *Our aspirations, disclosures and actions related to environmental, social and governance ("ESG") matters expose us to risks that could adversely affect our reputation and performance.*

There is an increased focus from investors, customers, associates, business partners and other stakeholders concerning ESG matters, and we announce initiatives and goals related to ESG matters from time to time, including renewable energy and net zero emissions commitments. These statements reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our ability to achieve any ESG objective is subject to numerous risks, many of which are outside of our control, including the availability and cost of alternative energy sources; the evolving regulatory and reporting requirements affecting ESG practices and disclosures; the locations and usage of our products and the implications on their greenhouse gas emissions; and the successful execution of our strategy. Our failure to accomplish or accurately track and report on these goals on a timely basis, or at all, and the potential added costs involved, could adversely affect our reputation; financial performance and growth; our ability to attract or retain talent; and our attractiveness as a business partner or supplier, and could expose us to increased litigation risk, as well as increased scrutiny from the investment community and enforcement authorities.

### *The exclusive forum provisions in our Bylaws could limit our stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees.*

Our Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or the federal district court in the State of Delaware if the Court of Chancery does not have subject matter jurisdiction) is the sole and exclusive forum for (i) any derivative action brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Company's Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine (the "Delaware Exclusive Forum Provision"). Our Bylaws further provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act of 1933, as amended (the "Federal Forum Provision").

The Delaware Exclusive Forum Provision is intended to apply to claims arising under Delaware state law and would not apply to claims brought pursuant to the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the Federal Forum Provision is intended to apply to claims arising under the Securities Act and would not apply to claims brought pursuant to the Exchange Act. The exclusive forum provisions in the Company's Bylaws will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder and, accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal courts. Our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

The exclusive forum provisions in the Company's Bylaws may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with the company or its directors, officers or other employees, which may discourage lawsuits against the Company and its directors, officers and other employees. In addition, stockholders who do bring a claim in the Court of Chancery of the State of Delaware pursuant to the Delaware Exclusive Forum Provision could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The court in the designated forum under our exclusive forum provisions may also reach different judgments or results than would other courts, including courts where a stockholder would otherwise choose to bring the action, and such judgments or results may be more favorable to the Company than to our stockholders. Further, the enforceability of similar exclusive forum provisions in other companies' organizational documents has been challenged in legal proceedings, and it is possible that a court could find any of our exclusive forum provisions to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings. If a court were to find all or any part of our exclusive forum provisions to be inapplicable or unenforceable in an action, we might incur additional costs associated with resolving such action in other jurisdictions.

## Item 1B.  *Unresolved Staff Comments*

Not applicable.

## Item 1C.  *Cybersecurity*

*Risk Management and Strategy*

At Western Digital, our management team is charged with managing risk and bringing to our Board of Directors' attention all material risk exposures to our company. Our enterprise risk management ("ERM") process is designed to facilitate the identification, assessment, management, reporting and monitoring of material risks our company may face over the short-term and long-term and promote regular communication with our Board of Directors and its committees regarding these risks. Through our ERM process, we have determined that the compromise, damage and interruption of our technology infrastructure, information systems or products by cybersecurity incidents are key risks to our company that may have a material negative impact on our business. To help mitigate the potential impact of cybersecurity incidents on our business and protect against cybersecurity threats, we have established organizational structures, procedural measures and response plans that define roles and responsibilities related to cybersecurity risk management.

Our Information Security organization addresses cybersecurity risks with a broad spectrum of technologies, controls, and processes that focus on mitigating these risks. Our cybersecurity strategy is designed to be dynamic and adaptive to combat the rapidly-evolving cybersecurity threat landscape and is influenced by commonly leveraged frameworks such as the NIST-CSF (National Institute of Standard and Technologies – CyberSecurity Framework). Our program includes, but is not limited to, advanced systems and network security protocols, electronic communications protections, vulnerability management programs, least-privilege access controls, third-party risk management procedures, workforce education and training exercises, and compliance programs.

Our dedicated 24x7 Security Operations Center incorporates specialized systems and processes for handling security incidents into its regular work and operates a robust, modern security infrastructure with appropriate security sensors and event monitoring capabilities. Upon detection of a cybersecurity incident, the Security Operations Center determines the severity of the incident in accordance with a pre-established incident severity matrix, initiates the appropriate notification and escalation protocols and begins triage. Predefined severity tiers serve as a guide to match our response to each incident's determined severity or risk level.

Additionally, we have established a Cyber Incident Response Plan that follows the structure of the Incident Handling Guide published by the U.S. National Institute of Standards and Technology (SP 800-61r2) and that serves as an operational guide for handling cybersecurity incidents. Our Cyber Incident Response Plan provides procedural and strategic guidance that is designed to be flexible enough to apply to a variety of different incidents, but also specific enough to provide guidelines for incident prevention, detection, analysis, escalation and notification, and containment, eradication and recovery.

As part of our ongoing information security program, we utilize periodic independent third-party experts to conduct assessments of our program's effectiveness. These experts are also leveraged to design and orchestrate tabletop exercises where multiple business functions and leadership levels must navigate complex incident scenarios to help determine our level of preparedness for various cybersecurity incidents.

As part of our business operations, we engage with a number of third parties, including but not limited to, online software service providers, vendors, consultants, and partners. Each of these third parties must be cleared through a formal cybersecurity risk assessment process before being allowed to integrate with our information systems, access confidential data, or provide electronic services to members of our workforce. Additionally, further scrutiny is applied during the post-assessment onboarding process in order to fine-tune access rights to limit privileges to those necessary to enable the related service, resulting in a least-privilege level of access.

We have in the past experienced cybersecurity incidents of varying degrees involving our technology infrastructure and information systems, including incidents in which unauthorized parties have obtained access to our information systems and networks. While these incidents have at times resulted in some disruptions to our business operations, as of the date of this Annual Report on Form 10-K, we do not believe that known risks from cybersecurity threats, including as a result of any previous cybersecurity incident, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. However, we can give no assurance that we have detected or protected against all such cybersecurity incidents or threats or that we will not experience such an incident in the future. Further details about the cybersecurity risks we face are described under "*The compromise, damage or interruption of our technology infrastructure, information systems or products by cybersecurity incidents, data security breaches, other security problems, design defects, information system failures or other events could have a material negative impact on our business"* in Part I, Item 1A, *Risk Factors,* of this Annual Report on Form 10-K.

*Governance*

We have implemented a governance framework related to cybersecurity that includes operational risk-mitigation practices and Board-level cybersecurity risk oversight.

Our management team is charged with managing cybersecurity risk and identifying material cybersecurity risk exposures to our company and carries out this function primarily through our Information Security organization, which is led by our Chief Information Security Officer who has a master's degree in computer science, over a decade of information security leadership, and thirty years of combined IT leadership experience. Additionally, our Cyber Incident Response Plan discussed above calls for the establishment of a management Impact Assessment Committee, which consists of key leadership representatives from the organization and is convened on an ad hoc basis to assess the detailed business impact of a cybersecurity incident. The Impact Assessment Committee is led by our Chief Information Security Officer and includes key representatives from the Company's functional groups, including human resources, ethics and compliance, labor, privacy, internal audit, finance, communications, legal, risk and accounting. The Impact Assessment Committee receives updates and communications from the Security Operations Center on a fixed cadence determined by incident severity and follows our pre-established escalation framework provided by our Security Incident Response Plan to communicate with and include executive leadership, outside counsel and our Board of Directors, as appropriate. The Impact Assessment Committee works with our internal and external legal counsel to determine and facilitate appropriate communications with our Board of Directors.

Our Board of Directors is responsible for overseeing the cybersecurity risk management process and exercises this risk oversight through both our full Board of Directors and its Audit Committee. Our Board of Directors has delegated to our Audit Committee the responsibility to oversee risks related to cybersecurity threats, and our Audit Committee Charter requires our Audit Committee to review and discuss with management the Company's policies with respect to risk assessment and enterprise risk management and to review the risk exposure of the Company related to the Committee's areas of responsibility, including with respect to cybersecurity. In carrying out this role, our Audit Committee meets with our Chief Information Security Officer regularly and receives at least quarterly reports on cybersecurity matters.

Additionally, at least annually, our chief audit executive, who manages the day-to-day activities of our ERM program, reports to our Board of Directors on enterprise risk assessment under our ERM program, providing updates on key risks, status of mitigation efforts and residual risk trends, including an analysis of cybersecurity risks. Also at least annually, our Chief Information Security Officer reports to our full Board of Directors on cybersecurity matters related to or impacting our company and our business.

## Item 2.    *Properties*

Our principal executive offices are located in San Jose, California. Our leased facilities have contracts expiring at various times through 2034. Our principal manufacturing, R&D, marketing and administrative facilities as of June 27, 2025 were as follows:

| Location | Buildings Owned or Leased | Approximate Square Footage | Description |
|---|---|---|---|
| **United States** | | | |
| California | | | |
| Fremont | Leased | 295,000 | Manufacturing and R&D |
| Irvine | Leased | 258,000 | R&D, administrative, marketing and sales |
| San Jose | Owned | 1,957,000 | Manufacturing, R&D, administrative, marketing and sales |
| Colorado | | | |
| Colorado Springs | Leased | 54,000 | R&D |
| Minnesota | | | |
| Rochester | Leased | 111,000 | R&D |
| **Asia** | | | |
| **China** | | | |
| Shenzhen | Owned and Leased | 614,000 | Manufacturing |
| **Japan** | | | |
| Fujisawa | Owned | 638,000 | R&D |
| **Malaysia** | | | |
| Johor | Owned | 277,000 | Manufacturing |
| Kuala Lumpur | Owned | 145,000 | R&D and administrative |
| Kuching | Owned | 529,000 | Manufacturing and R&D |
| Penang | Owned | 1,192,000 | Manufacturing |
| **Philippines** | | | |
| Laguna | Owned | 632,000 | Manufacturing and administrative |
| **Thailand** | | | |
| Bang Pa-In | Owned and Leased | 1,595,000 | Manufacturing and R&D |
| Prachinburi | Owned | 1,568,000 | Manufacturing |

We also lease office space in various other locations worldwide primarily for R&D, marketing and sales, and administration. We believe our present facilities are adequate for our current needs.

**Item 3.**   *Legal Proceedings*

See Part II, Item 8, Note 17, *Legal Proceedings* of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for disclosures regarding certain legal proceedings, which are incorporated by reference herein.

**Item 4.**   *Mine Safety Disclosures*

Not applicable.

**Item 5.** *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

**Market Information for Common Stock**

Our common stock is listed on the Nasdaq Global Select Market ("Nasdaq") under the symbol "WDC". The approximate number of holders of record of our common stock as of July 23, 2025 was 720.

**Dividends**

*Cash Dividend Program*

On April 29, 2025, our Board of Directors authorized the adoption of a quarterly cash dividend program. Under the cash dividend program, holders of our common stock will receive dividends when and as declared by our Board of Directors. During the year ended June 27, 2025, we paid cash dividends of $0.10 per share of our outstanding common stock, totaling $36 million, including payment to holders of our Series A Preferred Stock in accordance with their participation rights.

Subsequent to year-end, on July 29, 2025, our Board of Directors declared a cash dividend of $0.10 per share of our common stock, which will be paid on September 18, 2025 to our shareholders of record as of the close of business on September 4, 2025.

We may modify, suspend, or cancel our cash dividend program in any manner and at any time. The amount of future dividends under our cash dividend program, and the declaration and payment thereof, will be based upon all relevant factors, including our financial position, results of operations, cash flows, capital requirements and restrictions under our Loan Agreement and other financing agreements, and shall be in compliance with applicable law.

**Issuer Purchases of Equity Securities**

The following table provides information about repurchases by us of shares of our common stock during the quarter ended June 27, 2025:

| (in millions, except average price paid per share) | Total Number of Shares Purchased | Average Price Paid per Share[1] | Total Number of Shares Purchased As Part of Publicly Announced Program[2] | Maximum Value of Shares that May Yet be Purchased Under the Program[2] |
|---|---|---|---|---|
| Mar. 29, 2025 - Apr. 25, 2025 | — | $ — | — | $ 2,000 |
| Apr. 26, 2025 - May 23, 2025 | 0.5 | 49.74 | 0.5 | $ 1,975 |
| May 24, 2025 - Jun. 27, 2025 | 2.3 | 54.92 | 2.3 | $ 1,851 |
| Total for the quarter ended Jun. 27, 2025 | 2.8 | $ 53.97 | 2.8 | |

---

[1] Includes commissions.

[2] On May 9, 2025, our Board of Directors authorized a share repurchase program for the repurchase of up to $2.0 billion of our common stock. There is no expiration date for the share repurchase program. Repurchases under the share repurchase program may be made in the open market or in privately negotiated transactions and may be made under a Rule 10b5-1 plan. We expect share repurchases to be funded principally by operating cash flows. The amount and timing of share repurchases will depend on market conditions and other corporate considerations. The company may suspend or discontinue the share repurchase program at any time.

**Stock Performance Graph**

The following graph compares the cumulative total stockholder return of our common stock with the cumulative total return of the S&P 500 Index and the Dow Jones U.S. Technology Hardware & Equipment Index for the five years ended June 27, 2025. The graph assumes that $100 was invested in our common stock at the close of market on July 3, 2020 and that all dividends were reinvested. Stockholder returns over the indicated period should not be considered indicative of future shareholder returns.

**TOTAL RETURN TO STOCKHOLDERS**
(Assumes $100 investment at market close on July 3, 2020)


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Western Digital Corporation, the S&P 500 Index
and the Dow Jones US Technology Hardware & Equipment Index
$400
$350
$300
$250
$200
$150
$100
$50
07/03/20
07/02/21
07/01/22
06/30/23
06/28/24
06/27/25
Western Digital Corporation
S&P 500
Dow Jones US Technology Hardware & Equipment

**Total Return Analysis**

| | July 3, 2020 | July 2, 2021 | July 1, 2022 | June 30, 2023 | June 28, 2024 | June 27, 2025 |
|---|---|---|---|---|---|---|
| Western Digital Corporation | $ 100.00 | $ 165.43 | $ 102.31 | $ 88.60 | $ 178.53 | $ 197.73 |
| S&P 500 Index | $ 100.00 | $ 141.23 | $ 125.94 | $ 149.04 | $ 185.64 | $ 212.67 |
| Dow Jones U.S. Technology Hardware & Equipment Index | $ 100.00 | $ 156.60 | $ 137.50 | $ 207.56 | $ 315.78 | $ 352.49 |

**The stock performance graph shall not be deemed soliciting material or to be filed with the U.S. Securities and Exchange Commission (the "SEC") or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or to the liabilities of Section 18 of the Exchange Act, nor shall it be incorporated by reference into any past or future filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Exchange Act.**

**Item 6.** ***[Reserved]***

**Item 7.** ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion and analysis contains forward-looking statements within the meaning of the federal securities laws and should be read in conjunction with the disclosures we make concerning risks and other factors that may affect our business and operating results. You should read this information in conjunction with the Consolidated Financial Statements and the notes thereto included in Part II, Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K. See also "Forward-Looking Statements" immediately prior to Part I, Item 1, *Business*, of this Annual Report on Form 10-K.

## Our Company

We are a leading developer, manufacturer, and provider of data storage devices and solutions based on hard disk drive ("HDD") technology. We leverage our capability in the HDD industry primarily for the cloud and hyperscale data center markets. HDDs are critical components in the worldwide data infrastructure market, powering the digital economy. HDDs provide reliable, cost-effective, high-capacity storage needs for a wide range of applications, ranging from cloud data centers, enterprise storage systems, edge computing, video surveillance to client and consumer.

Our broad portfolio of technology and products addresses our customers' storage needs through multiple end markets: "Cloud," "Client" and "Consumer". Cloud is comprised primarily of products for public or private cloud environments and enterprise customers. Through the Client end market, we provide our original equipment manufacturer ("OEM") and channel customers a broad array of high-performance HDD solutions across desktop and notebooks. The Consumer end market provides a broad range of retail and other end-user products, which capitalize on the strength of our product brand recognition and vast points of presence around the world.

Our fiscal year ends on the Friday nearest to June 30 and typically consists of 52 weeks. Approximately every five to six years, we report a 53-week fiscal year to align the fiscal year with the foregoing policy. Fiscal year 2026, ending on July 3, 2026 will be comprised of 53 weeks, with the first quarter consisting of 14 weeks. Fiscal years 2025, 2024, and 2023, which ended on June 27, 2025, June 28, 2024, and June 30, 2023, respectively, each comprised 52 weeks, with all quarters presented consisting of 13 weeks.

## Key Developments

*Separation of Business Units*

On February 21, 2025 (the "Separation Date"), we completed the separation of our HDD and Flash business units (the "Separation") to create two independent public companies, with Western Digital focusing on our existing HDD business and Sandisk Corporation ("Sandisk"), formerly a wholly-owned subsidiary of the Company, holding the Flash business. We believe the Separation better positions each business unit to execute innovative technology and product development, capitalize on unique growth opportunities, extend respective leadership positions, operate more efficiently with distinct capital structures, and pursue capital allocation strategies that maximize long-term shareholder value. The Separation was effected through a pro rata distribution of 80.1% of the outstanding shares of Sandisk common stock to holders of the Company's common stock as of February 12, 2025, the record date for the distribution. The Company did not issue fractional shares of Sandisk common stock in connection with the distribution. Sandisk is now an independent public company, and Sandisk common stock commenced trading "regular way" under the symbol "SNDK" on the Nasdaq Stock Market LLC ("Nasdaq") on February 24, 2025, which was the next trading day following the distribution date. The Company continues to trade on Nasdaq under the symbol "WDC" following the Separation. Following the Separation, the Company no longer consolidates Sandisk within the Company's financial results. As part of the Separation, the Company retained 28.8 million shares of Sandisk common stock, or a 19.9% stake. During the quarter ended June 27, 2025, the Company disposed of 21.3 million shares of Sandisk common stock, along with $4 million in cash, in a tax-free exchange for $800 million principal amount of the Company's term loan A-3. The Company expects to monetize its remaining stake in Sandisk within one year from the Separation Date.

Information provided herein is presented on a continuing operations basis to reflect the impact of the Separation. See Part II, Item 8, Note 3, *Discontinued Operations*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for additional information regarding the Separation.

*Macroeconomic Conditions*

The United States has recently announced changes to its trade policy, including increasing tariffs on imports, in some cases significantly. Several of these recent tariff actions have been followed by announcements of limited exemptions and temporary pauses. These actions have caused substantial uncertainty and have also resulted in retaliatory measures on U.S. goods. Our business and results of operations were not materially impacted in fiscal 2025 as a result of the recent tariff actions. We are actively monitoring developments and plan to leverage tariff exemptions where possible and will take other actions as appropriate to offset any resulting increase in the cost of importing our products or the costs for materials or components in our products, including optimizing our supply chain, sourcing from alternative suppliers, or passing the costs to our customers through tariff surcharges, or increased prices. There can be no assurance that we will be able to successfully offset or mitigate any resulting increase in our costs. In addition, the impact of the tariff actions on our customers, retaliatory measures by other countries in response to U.S. trade policy and any resulting decline in consumer confidence, significant inflation and diminished expectations for the economy could reduce demand for our products and adversely affect our business, financial condition and results of operations. For additional information, please see Part I, Item 1A, *Risk Factors*, included in this Annual Report on Form 10-K.

*Operational Update*

In fiscal 2025, we saw an improvement in the supply and demand dynamic relative to the prior year, and we anticipate that digital transformation, including the AI data-cycle, will drive improved market conditions in the long term. However, macroeconomic factors such as tariffs, inflation, changes in interest rates, and recession concerns can affect demand for our products. As an example, in fiscal 2024, we and our industry experienced a supply-demand imbalance, which led to reduced shipments, negatively impacted pricing, and resulted in business realignment charges and charges for unabsorbed manufacturing overhead costs due to the underutilization of facilities as we temporarily scaled back production and took other actions to align our operations to the market at the time.

We will continue to actively monitor developments impacting our business and may take future responsive actions that we determine to be in the best interest of our business and stakeholders.

*Capital Allocation Actions*

We have taken significant actions to deleverage our business and to initiate programs to return capital to our investors.

In February 2025, in connection with the Separation, we amended the loan agreement governing our revolving credit facility maturing in January 2027 (the "2027 Revolving Credit Facility") and Term Loan Facility (as defined below), dated as of January 7, 2022 (as amended, the "Loan Agreement") to, among other changes, permit the Separation, provide for the issuance of a new $2.51 billion Term Loan A-3 maturing in January 2027 (the "Term Loan A-3") in a noncash exchange to replace our previously existing Term Loan A-2 (the "Term Loan A-2" and, together with the Term Loan A-3, the "Term Loan Facility"); facilitate a subsequent exchange of a portion of the Term Loan A-3 for shares of Sandisk retained by us at the Separation; and reduce the aggregate commitments under the 2027 Revolving Credit Facility from $2.25 billion to $1.25 billion.

In April 2025, we redeemed, at our election, $1.80 billion aggregate principal amount of our 4.75% senior unsecured notes due 2026 (the "2026 Notes") at par plus accrued interest.

In June 2025, we settled $800 million principal amount of our Term Loan A-3 through an exchange of 21.3 million shares of Sandisk common stock held by us and $4 million in cash paid by us.

These actions, along with scheduled principal payments made on our term loans, reduced the principal amount of our debt by $2.78 billion during fiscal 2025.

On April 29, 2025, our Board of Directors authorized the adoption of a quarterly cash dividend program. Under the cash dividend program, holders of our common stock will receive dividends when and as declared by our Board of Directors. During the year ended June 27, 2025, we paid cash dividends of $0.10 per share of our outstanding common stock, totaling $36 million, including payment to holders of our Series A Preferred Stock in accordance with their participation rights.

Subsequent to year-end, on July 29, 2025, our Board of Directors declared a cash dividend of $0.10 per share of our common stock, which will be paid on September 18, 2025 to our shareholders of record as of the close of business on September 4, 2025.

On May 9, 2025, our Board of Directors authorized a share repurchase program for the repurchase of up to $2.0 billion of our common stock. For the year ended June 27, 2025, we repurchased 2.8 million shares for a total cost of $149 million. The remaining amount available to be repurchased under our share repurchase program as of June 27, 2025 was $1.85 billion. Repurchases under the share repurchase program may be made in the open market or in privately negotiated transactions and may be made under a Rule 10b5-1 plan. We expect share repurchases to be funded principally by operating cash flows.

Information regarding our indebtedness, including the principal repayment terms, interest rates, covenants and other key terms of our outstanding indebtedness, and additional information on the terms of our convertible preferred shares is included in Part II, Item 8, Note 8, *Debt*, and Note 12, *Shareholders' Equity and Convertible Preferred Stock*, of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

*Tax Resolution*

As previously disclosed, we had reached a final agreement with the U.S. Internal Revenue Service (the "IRS") and received notices of deficiency with respect to years 2008 through 2012, and in February 2024, we also reached a final agreement for resolving the notices of proposed adjustments with respect to years 2013 through 2015. During the year ended June 27, 2025, we made payments aggregating to $162 million for tax and interest with respect to years 2008 through 2015 and have no remaining liability as of June 27, 2025 related to all years from 2008 through 2015. Additional information regarding these settlements and related tax matters is provided in Part II, Item 8, Note 13, *Income Taxes*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

## Results of Operations

*Summary Comparison of 2025, 2024 and 2023*

The following table sets forth, for the periods presented, selected summary information from our Consolidated Statements of Operations by dollars and percentage of net revenue[1]:

| | 2025 | | 2024 | | 2023 | |
|---|---|---|---|---|---|---|
| | *(in millions, except percentages)* | | | | | |
| Revenue, net | $ 9,520 | 100.0 % | $ 6,317 | 100.0 % | $ 6,255 | 100.0 % |
| Cost of revenue | 5,828 | 61.2 | 4,544 | 71.9 | 4,864 | 77.8 |
| Gross profit | 3,692 | 38.8 | 1,773 | 28.1 | 1,391 | 22.2 |
| Operating expenses: | | | | | | |
| Research and development | 994 | 10.4 | 950 | 15.0 | 986 | 15.8 |
| Selling, general and administrative | 568 | 6.0 | 726 | 11.5 | 807 | 12.9 |
| Litigation matter | (198) | (2.1) | 291 | 4.6 | — | — |
| Business realignment charges | (6) | (0.1) | 209 | 3.3 | 146 | 2.3 |
| Total operating expenses | 1,358 | 14.3 | 2,176 | 34.4 | 1,939 | 31.0 |
| Operating income (loss) | 2,334 | 24.5 | (403) | (6.4) | (548) | (8.8) |
| Interest and other income: | | | | | | |
| Interest income | 45 | 0.5 | 33 | 0.5 | 19 | 0.3 |
| Interest expense | (357) | (3.8) | (414) | (6.6) | (310) | (5.0) |
| Loss on retained interest in Sandisk | (772) | (8.1) | — | — | — | — |
| Loss on extinguishment of debt | (100) | (1.1) | — | — | — | — |
| Other income (expense), net | (20) | (0.2) | 45 | 0.7 | (10) | (0.2) |
| Total interest and other income, net | (1,204) | (12.6) | (336) | (5.3) | (301) | (4.8) |
| Income (loss) before taxes | 1,130 | 11.9 | (739) | (11.7) | (849) | (13.6) |
| Income tax expense (benefit) | (513) | (5.4) | 26 | 0.4 | 53 | 0.8 |
| Net income (loss) from continuing operations | $ 1,643 | 17.3 % | $ (765) | (12.1)% | $ (902) | (14.4)% |

[1] Percentages may not total due to rounding.

The following table sets forth, for the periods presented, summary information regarding our disaggregated revenue:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in millions)* | | |
| Revenue by end market | | | |
| Cloud | $ 8,341 | $ 5,052 | $ 4,753 |
| Client | 556 | 577 | 691 |
| Consumer | 623 | 688 | 811 |
| Total revenue | $ 9,520 | $ 6,317 | $ 6,255 |
| | | | |
| Revenue by geography | | | |
| Americas | $ 4,592 | $ 2,858 | $ 2,924 |
| Asia | 3,392 | 2,392 | 2,156 |
| Europe, Middle East and Africa | 1,536 | 1,067 | 1,175 |
| Total revenue | $ 9,520 | $ 6,317 | $ 6,255 |
| | | | |
| Exabytes shipped | 696 | 443 | 412 |

*Net Revenue*

Net revenue increased by 51% in 2025 compared to 2024, primarily driven by a 29% increase in average selling price per unit as a result of a shift in product mix to higher capacity drives. The increase was also driven by a 15% increase in units sold as a result of higher shipments of our high-capacity enterprise products stemming from data center expansions.

Cloud revenue increased by 65% in 2025 compared to 2024, primarily driven by a 36% increase in units sold and a 20% increase in average selling price per unit. The increase in units sold was driven by higher shipments of our high-capacity enterprise products. The increase in average selling price per unit was primarily due to a shift in product mix to higher capacity drives.

Client revenue decreased by 4% in 2025 compared to 2024, primarily driven by a 16% decrease in units sold, reflecting lower demand in the market, partially offset by a 14% increase in average selling price per unit as a result of a shift in product mix to higher capacity drives.

Consumer revenue decreased by 9% in 2025 compared to 2024, primarily driven by a 14% decrease in units sold, reflecting lower demand in the market, partially offset by a 5% increase in average selling price per unit as a result of a shift in product mix to higher capacity drives.

Net revenue increased by 1% in 2024 compared to 2023, primarily driven by a 25% increase in average selling price per unit as a result of a shift in product mix to higher capacity drives, partially offset by a 13% decrease in units sold reflecting lower demand in the market. The increase was offset by approximately 7 percentage points due to a decline in data storage systems revenues resulting from weakness in the market.

Cloud revenue increased by 6% in 2024 compared to 2023, primarily driven by a 1% increase in units sold and a 16% increase in average selling price per unit. The changes in units sold and average selling price per unit were primarily due to customers moving to higher capacity drives. The increase was offset by approximately 9 percentage points due to a decline in data storage systems revenues resulting from weakness in the market.

Client revenue decreased by 17% in 2024 compared to 2023, primarily driven by a 30% decrease in units sold, reflecting lower demand in the market, partially offset by a 19% increase in average selling price per unit as a result of a shift in product mix to higher capacity drives.

Consumer revenue decreased by 15% in 2024 compared to 2023, primarily driven by a 25% decrease in units sold, reflecting lower demand in the market, partially offset by a 13% increase in average selling price per unit as a result of a shift in product mix to higher capacity drives.

For 2025, 2024 and 2023, our top 10 customers accounted for 68%, 55% and 56%, respectively, of our net revenue. For 2025, three customers accounted for 17%, 12%, and 10%, respectively, of our net revenue. For 2024 and 2023, no single customer accounted for 10% or more of our net revenue.

Consistent with standard industry practice, we have sales incentive and marketing programs that provide customers with price protection and other incentives or reimbursements that are recorded as a reduction to gross revenue. For 2025, 2024 and 2023, these programs represented 10%, 11% and 18%, respectively, of gross revenue. The amounts attributed to our sales incentive and marketing programs generally vary according to several factors, including industry conditions, list pricing strategies, seasonal demand, competitor actions, channel mix and overall availability of products. Changes in future customer demand and market conditions may require us to adjust our incentive programs as a percentage of gross revenue.

*Gross Profit and Gross Margin*

Gross profit increased by $1.92 billion in 2025 compared to 2024. The increase was largely due to higher revenues, cost reductions due to efficiencies achieved through improved manufacturing operations, cost-saving actions, and a more favorable product mix. The increase also reflected charges for unabsorbed manufacturing overhead of approximately $155 million in 2024 which were not incurred in 2025. Gross margin increased 10.7 percentage points in 2025 compared to 2024, with approximately 2.5 percentage points of the increase due to the impact of unabsorbed manufacturing overhead costs in the prior year and the remainder driven by the factors as noted above.

Gross profit increased by $382 million in 2024 compared to 2023. The increase was largely due to cost efficiencies achieved through improved manufacturing operations, cost-saving actions, and a more favorable product mix. The increase also reflected a reduction in charges for unabsorbed manufacturing overhead costs as a result of the reduced utilization of our manufacturing capacity to approximately $155 million in 2024, from approximately $200 million of such costs in 2023. Gross margin increased 5.9 percentage points in 2024 compared to 2023, with approximately 1 percentage point of the increase due to the reduction in unabsorbed manufacturing overhead costs from the prior year and the remainder driven by the factors as noted above.

*Operating Expenses*

Research and development ("R&D") expense increased by $44 million or 5% in 2025 compared to 2024. This increase was primarily driven by a $46 million increase in costs for compensation and benefits, which was attributed to an increase in headcount in support of our technology and product roadmap. This increase was partially offset by a decrease in depreciation and amortization.

R&D expense decreased by $36 million or 4% in 2024 compared to 2023. This decrease was driven by relatively equal decreases in depreciation and amortization and in outside services as we scaled back expenditures in response to market conditions.

Selling, general and administrative ("SG&A") expense decreased by $158 million or 22% in 2025 compared to 2024. This decrease was primarily driven by a $122 million decrease in costs for compensation and benefits, which was attributed to certain shared overhead roles in the prior year that have since transferred to Sandisk and were not backfilled after the Separation. The decrease also reflects a $38 million decrease in strategic review costs incurred in the prior year but not incurred in the current year.

SG&A expense decreased by $81 million or 10% in 2024 compared to 2023. This decrease was primarily driven by a $37 million decrease in costs for compensation and benefits, attributed to a decrease in headcount, a $19 million decrease in outside services and various smaller savings as we scaled back expenditures in response to market conditions.

For information regarding litigation matters, see Part II Item 8, Note 17, *Legal Proceedings*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

For information regarding Business realignment charges, see Part II Item 8, Note 15, *Business Realignment Charges*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

*Interest and Other Expense*

Total interest and other expense, net increased by $868 million or 258% in 2025 compared to 2024, primarily reflecting a $772 million mark-to-market loss on our retained interest in Sandisk and a $100 million loss on the extinguishment of debt in connection with the debt-for-equity exchange. The increase was partially offset by lower interest expense driven by lower debt balances.

Total interest and other expense, net increased by $35 million or 12% in 2024 compared to 2023. The increase primarily reflects higher interest rates and higher outstanding debt balances in the period.

*Income Tax Expense (Benefit)*

Previously, the Tax Cuts and Jobs Act of 2017 ("TCJA") eliminated the ability to deduct R&D expenditures in the year incurred, requiring capitalization and amortization under Internal Revenue Code Section 174. On July 4, 2025, the One Big Beautiful Bill Act of 2025 ("OBBBA") was signed into law, which includes broad tax reform provisions that extend and modify key elements of the TCJA. Notably, the new legislation now allows an option for the immediate expensing of domestic R&D expenditures, beginning with our fiscal year 2026. The legislation also includes favorable modifications to international tax provisions, including changes to the Global Intangible Low-Taxed Income regime and enhancements to the Foreign-Derived Intangible Income deduction. Because the OBBBA provisions are not effective for us until fiscal year 2026 and the enactment date occurred after the balance sheet date, the tax effects of the OBBBA are not included in the Company's operating results for the fiscal year ended June 27, 2025.

On August 16, 2022, the Inflation Reduction Act of 2022 was signed into law, which contained, among other things, a corporate alternative minimum tax ("CAMT") of 15% on corporations with three-year average annual adjusted financial statement income ("AFSI") exceeding $1.00 billion. The CAMT became effective for us beginning with fiscal year 2024. We were not subject to CAMT in fiscal year 2024 and do not expect to be subject to CAMT for fiscal year 2025 as our average annual AFSI did not exceed $1.0 billion for the preceding three-year period.

On December 20, 2021, the Organization for Economic Co-operation and Development G20 Inclusive Framework on Base Erosion and Profit Shifting released Model Global Anti-Base Erosion rules under Pillar Two. Several non-U.S. jurisdictions have either enacted legislation or announced their intention to enact future legislation to adopt certain or all components of Pillar Two, also known as Global Minimum Tax ("GMT"), some of which are effective for us in fiscal year 2025. For fiscal year 2025, we currently expect to be able to meet certain transitional safe harbors and do not expect any material GMT taxes. As most of the jurisdictions in which we operate have adopted this legislation for our fiscal year 2026, we expect there will be increases in our future tax obligations in these jurisdictions.

The following table sets forth Income tax information from our Consolidated Statements of Operations by dollar and effective tax rate:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in millions, except percentages)* | | |
| Income (loss) before taxes | $ 1,130 | $ (739) | $ (849) |
| Income tax expense (benefit) | (513) | 26 | 53 |
| Effective tax rate | (45)% | (4)% | (6)% |

The primary drivers of the difference between the effective tax rate for fiscal year 2025 and the U.S. Federal statutory rate of 21% are the relative mix of earnings and losses by jurisdiction, the deduction for foreign derived intangible income, credits, and tax holidays in the Philippines and Thailand that will expire at various dates during 2026 through 2033. These resulted in decreases to our effective tax rate below the U.S. Federal statutory rate for fiscal year 2025. In anticipation of us operating as a standalone HDD business in a GMT environment, we executed an inter-entity asset transfer in conjunction with the Separation. This resulted in the recognition of one-time deferred tax benefits to continuing operations of $690 million. Our income before tax is reduced by a loss in our retained interest in Sandisk. This loss is not deductible for tax purposes and provides no income tax benefit to us.

The primary drivers of the difference between the effective tax rate for fiscal year 2024 and the U.S. Federal statutory rate of 21% are the relative mix of earnings and losses by jurisdiction, the deduction for foreign derived intangible income, credits, and tax holidays in the Philippines and Thailand. On November 1, 2023, our tax holiday in Malaysia expired. We have applied for an extension and continue to be engaged in active discussions with the Malaysian Investment Development Authority. Because the exact terms of an extension are not currently known, we are applying the Malaysia corporate statutory tax rate on our Malaysian income for the full fiscal year. If an extension is granted, we will make an adjustment to our effective tax rate in that period.

The primary drivers of the difference between the effective tax rate for fiscal year 2023 and the U.S. Federal statutory rate of 21% are the relative mix of earnings and losses by jurisdiction, the deduction for foreign derived intangible income, credits, and tax holidays in Malaysia, the Philippines and Thailand.

While we do not expect to be subject to the CAMT in fiscal year 2026, the potential benefits from the OBBBA changes could be partially offset in future periods by CAMT, which is designed to ensure that large corporations pay a minimum level of tax by applying a 15% tax on financial statement income rather than taxable income. This may result in a higher effective tax rate and impact the realizability of our deferred tax assets in future periods. We continue to assess how these new rules and future regulatory guidance may affect our tax rate, financial reporting, and long-term tax strategy.

For additional information regarding Income tax expense, see Part II, Item 8, Note 13, *Income Taxes*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

## Liquidity and Capital Resources

The following table summarizes our statements of cash flows, which are presented on a consolidated basis. Cash flows related to discontinued operations have not been segregated. See Part II, Item 8, Note 3, *Discontinued Operations*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for additional cash flow information related to our discontinued operations.

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in millions)* | | |
| Net cash provided by (used in): | | | |
| Operating activities | $ 1,691 | $ (294) | $ (408) |
| Investing activities | 150 | (27) | (762) |
| Financing activities | (1,612) | 187 | 875 |
| Effect of exchange rate changes on cash | 6 | (10) | (9) |
| Net increase (decrease) in cash and cash equivalents | $ 235 | $ (144) | $ (304) |

We had previously reached a final agreement with the IRS and received notices of deficiency with respect to years 2008 through 2012, and in February 2024, we also reached a final agreement for resolving the notices of proposed adjustments with respect to years 2013 through 2015. During the year ended June 27, 2025, we made payments of $130 million for interest with respect to years 2008 through 2012 and $32 million for tax and interest with respect to years 2013 through 2015, resulting in no remaining liability as of June 27, 2025 related to all years from 2008 through 2015.

In connection with settlements for the years 2008 through 2015, we expect to realize reductions to our mandatory deemed repatriation tax obligations and tax savings from interest deductions in future years aggregating to $166 million. Of this amount, $65 million of interest savings from the interest paid with respect to years 2008 through 2015 is classified as a deferred tax asset due to interest expense limitation rules. See Part II, Item 8, Note 13, *Income Taxes*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for further details.

In August 2024, we filed a shelf registration statement (the "Shelf Registration Statement") with the Securities and Exchange Commission that expires in August 2027. The Shelf Registration Statement allows us to offer and sell shares of common stock, preferred stock, warrants, and debt securities. We may use the Shelf Registration Statement or other capital sources, including other offerings of equity or debt securities or the credit markets, to satisfy future financing needs, including planned or unanticipated capital expenditures, investments, debt repayments or other expenses. Any such additional financing will be subject to market conditions and may not be available on terms acceptable to us or at all.

As a result of the Separation, we no longer have any capital expenditure requirements for the Flash business or its joint ventures with Kioxia Corporation. We expect our capital expenditures for fiscal year 2026 to be between 4% to 6% of our net revenue.

We believe our cash and cash equivalents and our available 2027 Revolving Credit Facility will be sufficient to meet our working capital, debt, dividend and capital expenditure needs for at least the next twelve months and for the foreseeable future thereafter. We believe we can also access the various debt and equity capital markets to further supplement our liquidity position if necessary. Our ability to sustain our working capital position is subject to a number of risks that we discuss in Part I, Item 1A, *Risk Factors*, in this Annual Report on Form 10-K.

A total of $0.98 billion and $1.43 billion of our cash and cash equivalents were held outside of the U.S. as of June 27, 2025 and June 28, 2024, respectively. There are no material tax consequences that were not previously accrued for on the repatriation of this cash.

Our cash equivalents are primarily invested in money market funds that invest in U.S. Treasury securities and U.S. Government agency securities. In addition, from time to time, we also invest directly in certificates of deposit, asset-backed securities and corporate and municipal notes and bonds.

*Operating Activities*

Net cash provided by or used in operating activities primarily consists of net income or loss, adjusted for non-cash charges, plus or minus changes in operating assets and liabilities. Net cash used for changes in operating assets and liabilities was $1.03 billion for 2025, as compared to $307 million of net cash used for such changes for 2024, which largely reflects an increase in net operating assets and liabilities resulting from the increase in the volume of our business as well as the timing and amount of tax payments. Changes in our operating assets and liabilities are largely affected by our working capital requirements, which are dependent on our volume of business and the effective management of our cash conversion cycle as well as timing of payments for taxes. Our cash conversion cycle measures how quickly we can convert our products into cash through sales. At the end of the respective fourth quarters, the cash conversion cycles were as follows (in days):

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Days sales outstanding | 52 | 56 | 56 |
| Days in inventory | 76 | 97 | 107 |
| Days payables outstanding | (75) | (73) | (66) |
| Cash conversion cycle | 53 | 80 | 97 |

Changes in days sales outstanding ("DSO") are generally due to the timing of shipments to and collections from customers. Changes in days in inventory ("DIO") are generally related to the timing of inventory builds and shipments to customers. Changes in days payables outstanding ("DPO") are generally related to production volume and the timing of purchases during the period. From time to time, we make payment term modifications with vendors through negotiations with them or by granting to, or receiving from, our vendors payment term accommodations. We make modifications primarily to manage our vendor relationships and to manage our cash flows, including our cash balances.

In 2025, DSO decreased by 4 days over the prior year, reflecting timing of shipments and customer collections. DIO decreased by 21 days over the prior year, primarily reflecting improvements in inventory management. DPO increased by 2 days over the prior year, primarily due to more favorable payment terms and routine variations in the timing of purchases and payments during the period.

*Investing Activities*

Net cash provided by investing activities in 2025 primarily consisted of $401 million in net proceeds from our sale of a majority interest in one of our subsidiaries and $148 million in net notes receivable proceeds from Flash Ventures, partially offset by $412 million in capital expenditures. Net cash used in investing activities in 2024 primarily consisted of $487 million of capital expenditures, partially offset by $239 million in net notes receivable proceeds from Flash Ventures and $195 million in proceeds from the sale-leaseback of property, plant and equipment.

*Financing Activities*

During 2025, net cash used in financing activities primarily consisted of $2.09 billion used for the partial repayment of the 2026 Notes, repayment of borrowings on the 2027 Revolving Credit Facility, and scheduled principal payments on our Term Loan A-2 and Term Loan A-3; $1.37 billion of cash transferred to Sandisk at the Separation; $149 million in share repurchases; $113 million for taxes paid on vested stock awards; $73 million in debt issuance costs; and $44 million in dividends on our common stock and our Series A Preferred Stock. These uses were partially offset by $2.00 billion of proceeds from drawing on the Sandisk credit facilities in connection with the Separation, $150 million from the 2027 Revolving Credit Facility, and $77 million from issuances of shares under our employee stock plans. During 2024, net cash provided by financing activities primarily consisted of $3.00 billion in proceeds from the issuance of the 2028 Convertible Notes, the drawdown of a delayed draw term loan and draws on the revolving credit facility. These sources were partially offset by $2.10 billion used for the repayment of draws on the revolving credit facility, repayments of a delayed draw term loan, scheduled payments on the Term Loan A-2, and settlement of our remaining 1.50% convertible senior notes due February 1, 2024 (the "2024 Convertible Notes"); $505 million used to repurchase a portion of the 2024 Convertible Notes; and $155 million for the purchase of capped calls to hedge the potential dilution impact of the conversion feature of the 2028 Convertible Notes.

A discussion of our cash flows for 2023, including a comparison of such cash flows to 2024, is included in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources*, included in our Annual Report on Form 10-K for the year ended June 28, 2024 filed with the SEC on August 20, 2024.

## Off-Balance Sheet Arrangements

Other than certain indemnification provisions (see "Short- and Long-term Liquidity – *Purchase Obligations and Other Commitments*" below), we do not have any other material off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets, or any other obligation arising out of a material variable interest in an unconsolidated entity. We do not have any majority-owned subsidiaries that are not included in the Consolidated Financial Statements. Additionally, we do not have an interest in, or relationships with, any variable interest entities.

## Short- and Long-term Liquidity

### Material Cash Requirements

The following is a summary of our known material cash requirements, including those for capital expenditures, as of June 27, 2025. In addition, see the discussions further below related to unrecognized tax benefits, litigation matters, cash dividend program, dividend rights with respect to the Series A Preferred Stock, foreign exchange contracts and indemnifications.

| | Total | 1 Year (2026) | 2-3 Years (2027-2028) | 4-5 Years (2029-2030) | More than 5 Years (Beyond 2030) |
|---|---|---|---|---|---|
| | | | *(in millions)* | | |
| Long-term debt, including current portion[1] | $ 4,749 | $ 2,226 | $ 1,523 | $ 500 | $ 500 |
| Interest on debt | 507 | 203 | 204 | 69 | 31 |
| Operating leases | 165 | 36 | 53 | 30 | 46 |
| Purchase obligations and other commitments | 76 | 50 | 26 | — | — |
| Mandatory deemed repatriation tax | 331 | 331 | — | — | — |
| Total | $ 5,828 | $ 2,846 | $ 1,806 | $ 599 | $ 577 |

[1] Principal portion of debt, excluding issuance costs.

### Unrecognized Tax Benefits

As of June 27, 2025, the liability for unrecognized tax benefits (excluding accrued interest and penalties) was approximately $569 million. Accrued interest and penalties related to unrecognized tax benefits are recognized in liabilities for uncertain tax positions and are recorded in the provision for income taxes. Accrued interest and penalties related to unrecognized tax benefits as of June 27, 2025, were approximately $82 million. Of these amounts, approximately $498 million could result in potential cash payments, of which $332 million is reasonably expected to be paid within the next twelve months. This potential cash payment is expected to be netted with offsetting favorable tax receivables totaling $148 million, including a reduction to our mandatory deemed repatriation tax obligations related to the settlement for the years 2008 through 2015, for a potential net cash payment of $184 million.

As noted above, we had previously reached a final agreement with the IRS regarding notices of deficiency with respect to years 2008 through 2012 and in February 2024, we also reached a final agreement for resolving the notices of proposed adjustments with respect to years 2013 through 2015. During the year ended June 27, 2025, we made payments of $130 million for interest with respect to years 2008 through 2012 and $32 million for tax and interest with respect to years 2013 through 2015, resulting in no remaining liability as of June 27, 2025 related to all years from 2008 through 2015.

In connection with settlements for the years 2008 through 2015, we expect to realize reductions to our mandatory deemed repatriation tax obligations and tax savings from interest deductions in future years aggregating to approximately $166 million. Of this amount, $65 million of interest savings from the interest paid with respect to years 2008 through 2015 is classified as a deferred tax asset due to interest expense limitation rules. See Part II, Item 8, Note 13, *Income Taxes* of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

### Litigation Matters

For additional information on our litigation matters, see Part II, Item 8, Note 17, *Legal Proceedings*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

### Cash Dividend Program

On April 29, 2025, our Board of Directors authorized the adoption of a quarterly cash dividend program. Under the cash dividend program, holders of our common stock will receive dividends when and as declared by our Board of Directors. During the year ended June 27, 2025, we paid cash dividends of $0.10 per share of our outstanding common stock, totaling $36 million, including payment to holders of our Series A Preferred Stock in accordance with their participation rights.

Subsequent to year-end, on July 29, 2025, our Board of Directors declared a cash dividend of $0.10 per share of our common stock, which will be paid on September 18, 2025 to our shareholders of record as of the close of business on September 4, 2025.

We may modify, suspend, or cancel our cash dividend program in any manner and at any time. The amount of future dividends under our cash dividend program, and the declaration and payment thereof, will be based upon all relevant factors, including our financial position, results of operations, cash flows, capital requirements and restrictions under our Loan Agreement and other financing agreements, and shall be in compliance with applicable law.

*Dividend Rights*

As of June 27, 2025, 235,000 shares of our Series A Preferred Stock remained outstanding. These shares are entitled to cumulative preferred dividends and will also participate in any dividends declared for common shareholders on an as-converted equivalent basis. See Part II, Item 8, Note 12, *Shareholders' Equity and Convertible Preferred Stock*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for more information regarding these dividend provisions.

*Debt*

As described in "Key Developments – *Capital Allocation Actions*" above, we undertook several financing actions during 2025, including the amendment of our Credit Facility in connection with the Separation and the exchange of a portion of our retained interest in Sandisk shares to reduce a portion of our TLA-3 loan balance.

The Company issued $1.60 billion aggregate principal amount of convertible senior notes in November 2023, which bear interest at an annual rate of 3.00% and mature on November 15, 2028 (the "2028 Convertible Notes"). The 2028 Convertible Notes are convertible at the option of any holder beginning August 15, 2028 at a conversion price of approximately $37.82 per share of common stock (which conversion price has been adjusted from approximately $52.20 in accordance with the indenture as a result of the Separation). Prior to August 15, 2028, if the trading price of our common stock remains above 130% of the conversion price for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading-day period prior to the end of a calendar quarter, holders of the 2028 Convertible Notes would have the right to convert the 2028 Convertible Notes during the next succeeding calendar quarter. The 2028 Convertible Notes are also convertible prior to August 15, 2028 upon the occurrence of certain corporate events. Upon any conversion of the 2028 Convertible Notes, we will pay cash for the aggregate principal amount of the notes to be converted and pay or deliver, as the case may be, cash, shares of our common stock or a combination thereof, at our election, in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted.

The sale price conditional conversion feature of the 2028 Convertible Notes was triggered during the calendar quarter ended June 30, 2025 and, accordingly, the holders of the 2028 Convertible Notes have the right to convert the notes during the succeeding calendar quarter ending September 30, 2025. As a result, the 2028 Convertible Notes were classified as Short-term debt in the Consolidated Financial Statements as of June 27, 2025. The Company will continue to evaluate the conversion feature quarterly to determine if the 2028 Convertible Notes become convertible in future periods.

In addition to our outstanding debt, as of June 27, 2025, we had $1.25 billion available for borrowing under our revolving credit facility maturing in January 2027 (the "2027 Revolving Credit Facility"), subject to customary conditions under the Loan Agreement. The agreements governing our credit facilities each include limits on secured indebtedness and certain types of unsecured subsidiary indebtedness and require us and certain of our subsidiaries to provide guarantees and collateral to the extent the conditions providing for such guarantees and collateral are met. The loan agreement governing our 2027 Revolving Credit Facility and our Term Loan A-3 (as amended, the "Loan Agreement") requires us to comply with a financial leverage ratio covenant. As of June 27, 2025, we were in compliance with the financial covenant. Additional information regarding our indebtedness, including information about availability under our 2027 Revolving Credit Facility and the principal repayment terms, interest rates, covenants, collateral and other key terms of our outstanding indebtedness, is included in Part II, Item 8, Note 8, *Debt*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

In connection with the Separation, we entered into an amendment with our existing lenders under the Loan Agreement governing our Term Loan Facility and the 2027 Revolving Credit Facility that, among other changes, (a) permitted the Separation, (b) provided for the automatic release, in connection with the Separation, of guarantees and liens on collateral provided by Sandisk and Sandisk Technologies, Inc. under the Loan Agreement, (c) provided for the issuance of a new $2.51 billion Term Loan A-3 maturing in January 2027 (the "Term Loan A-3") in a non-cash exchange to replace our previously existing Term Loan A-2 (the "Term Loan A-2" and, together with the Term Loan A-3, the "Term Loan Facility"), (d) facilitated the debt for equity exchange with respect to the Term Loan A-3 in connection with the Sandisk retained interest, and (e) in connection with the Separation, reduced the aggregate commitments under the 2027 Revolving Credit Facility from $2.25 billion to $1.25 billion. In June 2025, we settled $800 million of the Term Loan A-3 principal amount, through a non-cash exchange of 21.3 million shares of Sandisk common stock held by us, and a $4 million cash payment.

We may issue additional debt securities in the future that may be guaranteed by our 100% owned domestic subsidiary, Western Digital Technologies, Inc. ("Guarantor" and, together with Western Digital Corporation, the "Obligor Group"). Such guarantees may be full and unconditional, joint and several, on a secured or unsecured, subordinated or unsubordinated basis, and may be subject to certain customary guarantor release conditions. We conduct operations almost entirely through our subsidiaries. Accordingly, the Obligor Group's cash flow and ability to service any guaranteed registered debt securities will depend on the earnings of our subsidiaries and the distribution of those earnings to the Obligor Group, including the earnings of the non-guarantor subsidiaries, whether by dividends, loans or otherwise. Holders of such guaranteed registered debt securities would have a direct claim only against the Obligor Group.

The following tables include summarized financial information for the Obligor Group. The financial information for the Obligor Group is presented on combined basis, excluding intercompany balances and transactions between the Company and the Guarantor, excluding net intercompany balances between the Obligor Group and non-guarantor subsidiaries, and excluding investments in and equity in the earnings of non-guarantor subsidiaries. The Obligor Group's amounts due from, amounts due to, and transactions with non-guarantor subsidiaries have been presented in separate line items in the tables below.

The assets and liabilities of the Obligor Group include the following:

| | June 27, 2025 | June 28, 2024 |
|---|---|---|
| | *(in millions)* | |
| Current assets | $ 2,992 | $ 2,149 |
| Non-current assets | 4,553 | 2,208 |
| Net intercompany receivables from (payables to) non-guarantor subsidiaries | (1,543) | 2,473 |
| Current liabilities | 3,800 | 3,758 |
| Non-current liabilities | 2,873 | 6,626 |

The operating results of the Obligor Group include the following:

| | Year Ended | |
|---|---|---|
| | June 27, 2025 | June 28, 2024 |
| | *(in millions)* | |
| Net sales | $ 5,249 | $ 4,066 |
| Gross profit | 1,941 | 1,002 |
| Operating income (loss) | 279 | (927) |
| Net income (loss) | (320) | (1,211) |

Results for the Obligor Group include the following transactions with non-guarantor subsidiaries:

| | Year Ended | |
|---|---|---|
| | June 27, 2025 | June 28, 2024 |
| | *(in millions)* | |
| Intercompany revenue | $ 1,378 | $ 1,416 |
| Net intercompany interest (income) expense | (4) | 8 |
| Intercompany dividend income | 2,215 | 567 |

*Purchase Obligations and Other Commitments*

In the normal course of business, we enter into purchase orders with suppliers for the purchase of components used to manufacture our products. These purchase orders generally cover forecasted component supplies needed for production during the next quarter, are recorded as a liability upon receipt of the components, and generally may be changed or canceled at any time prior to shipment of the components. We also enter into long-term agreements with suppliers that contain fixed future commitments, which are contingent on certain conditions such as performance, quality and technology of the vendor's components. These arrangements are included under "Purchase obligations and other commitments" in the table above.

*Mandatory Deemed Repatriation Tax*

As of June 27, 2025, our final estimated mandatory deemed repatriation tax obligation is $331 million and is expected to be paid within the next twelve months.

*Mandatory Research and Development Expense Capitalization*

Since the beginning of 2023, we have been required to capitalize and amortize both domestic and foreign R&D expenditures rather than expensing them in the year incurred. The OBBBA, which was signed into law on July 4, 2025, includes broad tax reform provisions that extend and modify key elements of the TCJA. Notably, the new legislation now allows an option for the immediate expensing of domestic R&D expenditures, beginning with our fiscal year 2026, which is expected to result in lower cash tax payments in future periods than previously anticipated.

*Foreign Exchange Contracts*

We purchase foreign exchange contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities and commitments for operating expenses and product costs denominated in foreign currencies. For a description of our current foreign exchange contract commitments, see Part II, Item 8, Note 7, *Derivative Instruments and Hedging Activities*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

*Indemnifications*

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of our breach of agreements, products or services to be provided by us, environmental compliance, or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with our directors and certain of our officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers in certain circumstances.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, we have not incurred material costs as a result of obligations under these agreements.

**Recent Accounting Pronouncements**

For a description of recently issued and adopted accounting pronouncements, including the respective dates of adoption and expected effects on our results of operations and financial condition, see Part II, Item 8, Note 2, *Recent Accounting Pronouncements*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

**Critical Accounting Policies and Estimates**

We have prepared the accompanying Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of the financial statements requires the use of judgments and estimates that affect the reported amounts of revenues, expenses, assets, liabilities and shareholders' equity. We have adopted accounting policies and practices that are generally accepted in the industry in which we operate. If these estimates differ significantly from actual results, the impact to the Consolidated Financial Statements may be material.

*Revenue*

We provide distributors and retailers (collectively referred to as "resellers") with limited price protection for inventories held by resellers at the time of published list price reductions. We also provide resellers and OEMs with other sales incentive programs. We record estimated variable consideration related to these items as a reduction to revenue at the time of revenue recognition. We use judgment in our assessment of variable consideration in contracts to be included in the transaction price. We use the expected value method to arrive at the amount of variable consideration. We constrain variable consideration until the likelihood of a significant revenue reversal is not probable and believe that the expected value method is the appropriate estimate of the amount of variable consideration based on the fact that we have a large number of contracts with similar characteristics.

For sales to OEMs, our methodology for estimating variable consideration is based on the amount of consideration expected to be earned based on the OEMs' volume of purchases from us or other agreed-upon sales incentive programs. For sales to resellers, the methodology for estimating variable consideration is based on several factors including historical pricing information, current pricing trends and channel inventory levels. Estimating the impact of these factors requires significant judgement and the estimated amount of variable consideration can differ from the actual amount.

*Inventories*

We value inventories at the lower of cost or net realizable value ("NRV") with cost determined on a first-in, first-out basis. We record inventory write-downs of our inventory to the lower of cost or net realizable value or for obsolete or excess inventory based on assumptions, which requires significant judgement. The determination of NRV involves estimating the ASPs less any selling expenses of inventory based on market conditions and customer demand. To estimate the ASPs and selling expenses of inventory, we review historical sales, future demand, economic conditions, contract prices and other information.

We periodically perform an analysis of potential excess and obsolete inventory based on assumptions, which includes changes in business and economic conditions, changes in technology and projected demand of our products. If in any period we anticipate a change in those assumptions to be less favorable than our previous estimates, additional inventory write-downs may be required and could materially and negatively impact our gross margin. If in any period, we can sell inventories that had been written down to a level below the realized selling price in previous periods, higher gross profit would be recognized in the current period.

*Income Taxes*

We account for income taxes under the asset and liability method, which provides that deferred tax assets and liabilities be recognized for temporary differences between the financial reporting bases and the tax bases of our assets and liabilities and expected benefits of utilizing net operating loss and tax credit carryforwards. We record a valuation allowance when it is more likely than not that the deferred tax assets will not be realized. Each quarter, we evaluate the need for a valuation allowance for our deferred tax assets and we adjust the valuation allowance so that we record net deferred tax assets only to the extent that we conclude it is more likely than not that these deferred tax assets will be realized. The assessment of valuation allowances against our deferred tax assets requires estimations and significant judgment. We continue to assess and adjust our valuation allowance based on operating results and market conditions. We account for interest and penalties related to income taxes as a component of the provision for income taxes.

We recognize liabilities for uncertain tax positions based on a two-step process. To the extent a tax position does not meet a more-likely-than-not level of certainty, no benefit is recognized in the Consolidated Financial Statements. If a position meets the more-likely-than-not level of certainty, it is recognized in the Consolidated Financial Statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties related to unrecognized tax benefits are recognized on liabilities recorded for uncertain tax positions and are recorded in our provision for income taxes. The actual liability for unrealized tax benefits in any such contingency may be materially different from our estimates, which could result in the need to record additional liabilities for unrecognized tax benefits or potentially adjust previously recorded liabilities for unrealized tax benefits and materially affect our operating results.

*Litigation and Contingencies*

We disclose information regarding claims and contingencies where the likelihood of a material loss is probable or reasonably possible. If a loss contingency is probable and the amount of the loss can be reasonably estimated, we record an accrual for the loss. In such cases, there may be an exposure to potential loss in excess of the amount accrued. Where a loss is not probable but is reasonably possible or where a loss in excess of the amount accrued is reasonably possible, we disclose the matter and an estimate of the amount of the loss or range of possible losses for the claim if a reasonable estimate can be made, unless the amount of such reasonably possible losses is not material to our financial position, results of operations or cash flows. The ability to predict the ultimate outcome of such matters involves significant judgments about the merits of the claim, applicable law, potential outcomes, estimates and inherent uncertainties. We engage relevant subject matter experts to assist us with our assessment of available information to reach conclusions on the likelihood and amount, or range, of potential loss. The actual outcome of such matters could differ materially from our estimates.

**Item 7A. *Quantitative and Qualitative Disclosures About Market Risk***

**Disclosure About Foreign Currency Risk**

Although the majority of our transactions are in U.S. dollars, some transactions are based in various foreign currencies. We purchase short-term foreign exchange contracts to hedge the impact of foreign currency exchange fluctuations on certain underlying assets, liabilities and commitments for product costs and Operating expenses denominated in foreign currencies. The purpose of entering into these hedge transactions is to minimize the impact of foreign currency fluctuations on our results of operations. Substantially all of the contract maturity dates do not exceed 12 months. We do not purchase foreign exchange contracts for speculative or trading purposes. For additional information, see Part II, Item 8, Note 6, *Fair Value Measurements and Investments,* and Note 7, *Derivative Instruments and Hedging Activities*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

We have performed sensitivity analyses for 2025 using a modeling technique that measures the change in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar, with all other variables held constant. The analyses cover all of our foreign currency derivative contracts used to offset the underlying exposures. The foreign currency exchange rates used in performing the sensitivity analyses were based on market rates in effect at June 27, 2025. The sensitivity analyses indicated that a hypothetical 10% adverse movement in foreign currency exchange rates relative to the U.S. dollar would result in a foreign exchange fair value loss of $75 million at June 27, 2025.

During 2025, 2024 and 2023, total net realized and unrealized transaction and foreign exchange contract currency gains and losses were not material to our Consolidated Financial Statements.

Notwithstanding our efforts to mitigate some foreign exchange risks, we do not hedge all of our foreign currency exposures, and there can be no assurance that our mitigating activities related to the exposures that we hedge will adequately protect us against risks associated with foreign currency fluctuations.

**Disclosure About Interest Rate Risk**

*Variable Interest Rate Risk*

We have generally held a balance of fixed and variable rate debt. As of June 27, 2025, our variable rate debt outstanding consisted of our Term Loan A-3, which is based on various index rates as discussed further in Note 8, *Debt*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. As of June 27, 2025, the outstanding balance on our Term Loan A-3 was $1.65 billion, and a 1% increase in the variable rate of interest would increase annual interest expense by $16 million.

**Item 8.** *Financial Statements and Supplementary Data*

**Index to Financial Statements**

## Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Western Digital Corporation:

*Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting*

We have audited the accompanying consolidated balance sheets of Western Digital Corporation and subsidiaries (the Company) as of June 27, 2025 and June 28, 2024, the related consolidated statements of operations, comprehensive income (loss), cash flows, and convertible preferred stock and shareholders' equity for each of the fiscal years in the three-year period ended June 27, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of June 27, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 27, 2025 and June 28, 2024, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended June 27, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 27, 2025 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

*Basis for Opinions*

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

*Definition and Limitations of Internal Control Over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Critical Audit Matters*

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Evaluation of sufficiency of audit evidence over certain variable consideration reductions to revenue*

As discussed in Note 1 to the consolidated financial statements, the Company provides distributors and retailers (collectively referred to as resellers) with limited price protection and resellers and original equipment manufacturers (OEMs) with other sales incentive programs. The Company records the estimated variable consideration related to these items as a reduction to revenue at the time of revenue recognition.

We identified the evaluation of the sufficiency of audit evidence over certain variable consideration reductions to revenue for sales to resellers and OEMs as a critical audit matter. This matter required a high degree of auditor effort in performing procedures to assess the reasonableness of certain variable consideration and associated customer-related accruals as such reductions to revenue involve a number of complex integrated information technology (IT) systems. Therefore, our audit procedures required the involvement of IT professionals with specialized skills and knowledge and auditor judgment was required to determine the nature and extent of audit evidence obtained and to evaluate the results of the procedures.

The following are the primary procedures we performed to address this critical audit matter.

• We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process for determining variable consideration.

• We involved IT professionals with specialized skills and knowledge, who assisted in the determination and testing of certain IT general and application controls that are used by the Company to determine variable consideration.

• We assessed certain of the recorded variable consideration by selecting a sample of transactions and comparing the amounts recognized for consistency with underlying documentation.

• We evaluated the overall sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of such evidence.

*Tax-free determination of the Flash business separation and the debt-for-equity exchange*

As described in Note 3 to the consolidated financial statements, on February 21, 2025, the Company completed the separation of its Flash business through a pro rata distribution of 80.1% of the outstanding shares of Sandisk Corporation (Sandisk) to the Company's stockholders. In connection with the separation, the Company completed an external spin-off transaction and an exchange of Sandisk common stock for a portion of the Company's Term Loan A-3. Management has determined that the separation and the debt-for-equity exchange (collectively referred to as the Transactions) qualified as tax-free transactions under the applicable sections of the United States (U.S.) Internal Revenue Code. The determination of the tax consequences of these Transactions required management to make judgments about the application of tax laws and regulations.

We identified the evaluation of income tax treatment of the Transactions as a critical audit matter. This matter required especially subjective auditor judgment and effort in assessing the significant judgments by management in applying relevant tax laws and regulations in determining the tax-free treatment of the Transactions and in performing procedures and evaluating audit evidence. Involvement of professionals with specialized tax skills and knowledge was required.

The following are the primary procedures we performed to address this critical audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls relating to management's determination of the tax-free treatment of the Transactions.

- We involved professionals with specialized skills and knowledge to assist in assessing the Company's identification, interpretation, and application of tax laws and evaluating the Company's analyses prepared to support management's determination that the Transactions qualified as tax-free.

/s/ KPMG LLP

We have served as the Company's auditor since 1970.

Santa Clara, California
August 13, 2025

# WESTERN DIGITAL CORPORATION
## CONSOLIDATED BALANCE SHEETS
### (in millions, except par value)

| | June 27, 2025 | June 28, 2024 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 2,114 | $ 1,551 |
| Accounts receivable, net | 1,486 | 1,231 |
| Inventories | 1,291 | 1,387 |
| Retained interest in Sandisk | 354 | — |
| Other current assets | 611 | 360 |
| Current assets of discontinued operations | — | 3,531 |
| Total current assets | 5,856 | 8,060 |
| Property, plant and equipment, net | 2,343 | 2,359 |
| Goodwill | 4,319 | 4,319 |
| Other non-current assets | 1,484 | 837 |
| Non-current assets of discontinued operations | — | 8,613 |
| Total assets | $ 14,002 | $ 24,188 |
| **LIABILITIES, CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 1,266 | $ 1,054 |
| Accrued expenses | 719 | 1,053 |
| Income taxes payable | 800 | 471 |
| Accrued compensation | 407 | 435 |
| Current portion of long-term debt | 2,226 | 1,750 |
| Current liabilities of discontinued operations | — | 1,324 |
| Total current liabilities | 5,418 | 6,087 |
| Long-term debt | 2,485 | 5,684 |
| Other liabilities | 559 | 1,002 |
| Non-current liabilities of discontinued operations | — | 368 |
| Total liabilities | 8,462 | 13,141 |
| Commitments and contingencies (Notes 10, 13 and 17) | | |
| Convertible preferred stock, $0.01 par value; authorized — 5 shares; issued and outstanding — 0.2 shares as of both June 27, 2025 and June 28, 2024; aggregate liquidation preference of $265 and $257 as of June 27, 2025 and June 28, 2024, respectively | 229 | 229 |
| Shareholders' equity: | | |
| Common stock, $0.01 par value; authorized — 750 shares; issued and outstanding — 347 shares as of June 27, 2025 and 343 shares as of June 28, 2024 | 3 | 3 |
| Additional paid-in capital | 4,621 | 4,752 |
| Accumulated other comprehensive income (loss) | 20 | (712) |
| Retained earnings | 762 | 6,775 |
| Treasury stock — common shares at cost; 95 shares in 2025 and 0 shares in 2024 | (95) | — |
| Total shareholders' equity | 5,311 | 10,818 |
| Total liabilities, convertible preferred stock and shareholders' equity | $ 14,002 | $ 24,188 |

The accompanying notes are an integral part of these Consolidated Financial Statements.

# WESTERN DIGITAL CORPORATION
## CONSOLIDATED STATEMENTS OF OPERATIONS
### (in millions, except per share amounts)

| | Year Ended | | |
| --- | --- | --- | --- |
| | June 27, 2025 | June 28, 2024 | June 30, 2023 |
| Revenue, net | $ 9,520 | $ 6,317 | $ 6,255 |
| Cost of revenue | 5,828 | 4,544 | 4,864 |
| Gross profit | 3,692 | 1,773 | 1,391 |
| Operating expenses: | | | |
| Research and development | 994 | 950 | 986 |
| Selling, general and administrative | 568 | 726 | 807 |
| Litigation matter | (198) | 291 | — |
| Business realignment charges | (6) | 209 | 146 |
| Total operating expenses | 1,358 | 2,176 | 1,939 |
| Operating income (loss) | 2,334 | (403) | (548) |
| Interest and other income (expense): | | | |
| Interest income | 45 | 33 | 19 |
| Interest expense | (357) | (414) | (310) |
| Loss on retained interest in Sandisk | (772) | — | — |
| Loss on extinguishment of debt | (100) | — | — |
| Other income (expense), net | (20) | 45 | (10) |
| Total interest and other expense, net | (1,204) | (336) | (301) |
| Income (loss) before taxes | 1,130 | (739) | (849) |
| Income tax expense (benefit) | (513) | 26 | 53 |
| Net income (loss) from continuing operations | 1,643 | (765) | (902) |
| Net income (loss) from discontinued operations, net of taxes | 246 | (33) | (782) |
| Net income (loss) | $ 1,889 | $ (798) | $ (1,684) |
| | | | |
| Net income (loss) per common share: | | | |
| Basic: | | | |
| Continuing operations | $ 4.61 | $ (2.51) | $ (2.91) |
| Discontinued operations | 0.70 | (0.10) | (2.46) |
| Net income (loss) per share | 5.31 | (2.61) | (5.37) |
| Diluted: | | | |
| Continuing operations | 4.45 | (2.51) | (2.91) |
| Discontinued operations | 0.67 | (0.10) | (2.46) |
| Net income (loss) per share | 5.12 | (2.61) | (5.37) |

The accompanying notes are an integral part of these Consolidated Financial Statements.

# WESTERN DIGITAL CORPORATION
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
### (in millions)

| | Year Ended | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | June 27, 2025 | | June 28, 2024 | | June 30, 2023 |
| Net income (loss) | $ | 1,889 | $ | (798) | $ | (1,684) |
| Other comprehensive gain (loss), before tax: | | | | | | |
| Actuarial pension gain | | 3 | | 23 | | 12 |
| Foreign currency translation adjustment | | 45 | | (115) | | (88) |
| Net unrealized gain (loss) on derivative contracts | | 180 | | (87) | | 138 |
| Total other comprehensive gain (loss), before tax | | 228 | | (179) | | 62 |
| Income tax benefit (expense) related to items of other comprehensive gain (loss), before tax | | (42) | | 15 | | (31) |
| Other comprehensive gain (loss), net of tax | | 186 | | (164) | | 31 |
| Total comprehensive income (loss) | $ | 2,075 | $ | (962) | $ | (1,653) |

The accompanying notes are an integral part of these Consolidated Financial Statements.

# WESTERN DIGITAL CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in millions)

| | Year Ended | | |
| --- | --- | --- | --- |
| | June 27, 2025 | June 28, 2024 | June 30, 2023 |
| **Cash flows from operating activities** | | | |
| Net income (loss) | $ 1,889 | $ (798) | $ (1,684) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operations: | | | |
| Depreciation and amortization | 451 | 568 | 828 |
| Stock-based compensation | 265 | 295 | 318 |
| Deferred income taxes | (745) | (161) | (48) |
| Gain on disposal of assets | (2) | (87) | (7) |
| Non-cash asset impairment | 2 | 158 | 19 |
| Gain on business divestiture | (113) | — | — |
| Amortization of debt issuance costs and discounts | 23 | 19 | 13 |
| Loss on retained interest in Sandisk | 772 | — | — |
| Loss on extinguishment of debt | 100 | — | — |
| Other non-cash operating activities, net | 80 | 19 | 61 |
| Changes in: | | | |
| Accounts receivable, net | 79 | (568) | 1,206 |
| Inventories | (409) | 356 | (60) |
| Accounts payable | 307 | 244 | (459) |
| Accounts payable to related parties | (39) | 21 | (28) |
| Accrued expenses | (366) | 197 | (352) |
| Income taxes payable | 348 | (474) | 130 |
| Accrued compensation | (46) | 259 | (162) |
| Other assets and liabilities, net | (905) | (342) | (183) |
| Net cash provided by (used in) operating activities | 1,691 | (294) | (408) |
| **Cash flows from investing activities** | | | |
| Purchases of property, plant and equipment | (412) | (487) | (821) |
| Proceeds from the sale of property, plant and equipment | 5 | 195 | 14 |
| Proceeds from business divestiture | 401 | — | — |
| Notes receivable issuances to Flash Ventures | (266) | (243) | (627) |
| Notes receivable proceeds from Flash Ventures | 239 | 482 | 641 |
| Distribution from Flash Ventures | 175 | — | — |
| Strategic investments and other, net | 8 | 26 | 31 |
| Net cash provided by (used in) investing activities | 150 | (27) | (762) |
| **Cash flows from financing activities** | | | |
| Issuance of stock under employee stock plans | 77 | 80 | 93 |
| Taxes paid on vested stock awards under employee stock plans | (113) | (88) | (80) |
| Purchase of capped calls | — | (155) | — |
| Proceeds from convertible preferred stock, net of issuance costs | — | (5) | 881 |
| Repurchases of common stock | (149) | — | — |
| Dividends paid to shareholders | (44) | — | — |
| Repurchases of debt | — | (505) | — |
| Repayment of debt | (2,094) | (2,104) | (1,180) |
| Proceeds from debt issuance | 2,150 | 3,000 | 1,180 |
| Debt issuance costs | (73) | (36) | (19) |
| Cash transferred to Sandisk related to Separation | (1,366) | — | — |
| Net cash provided by (used in) financing activities | (1,612) | 187 | 875 |
| Effect of exchange rate changes on cash | 6 | (10) | (9) |
| Net increase (decrease) in cash and cash equivalents | 235 | (144) | (304) |
| Cash and cash equivalents, beginning of year | 1,879 | 2,023 | 2,327 |
| Cash and cash equivalents, end of year | $ 2,114 | $ 1,879 | $ 2,023 |
| **Supplemental disclosure of cash flow information:** | | | |
| Cash paid for income taxes | $ 789 | $ 920 | $ 177 |
| Cash paid for interest | $ 367 | $ 396 | $ 294 |

The accompanying notes are an integral part of these Consolidated Financial Statements.

# WESTERN DIGITAL CORPORATION
## CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY
### (in millions)

| | Convertible Preferred Stock | | Common Stock | | Treasury Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | | | | |
| **Balance at July 1, 2022** | — | $ — | 315 | $ 3 | — | $ — | $ 3,733 | $ (579) | $ 9,166 | $ 12,323 |
| Net loss | — | — | — | — | — | — | — | — | (1,684) | (1,684) |
| Adoption of new accounting standard | — | — | — | — | — | — | (128) | — | 91 | (37) |
| Employee stock plans | — | — | 7 | — | — | — | 13 | — | — | 13 |
| Stock-based compensation | — | — | — | — | — | — | 318 | — | — | 318 |
| Issuance of convertible preferred stock, net of issuance costs | 0.9 | 876 | — | — | — | — | — | — | — | — |
| Actuarial pension gain | — | — | — | — | — | — | — | 9 | — | 9 |
| Foreign currency translation adjustment | — | — | — | — | — | — | — | (87) | — | (87) |
| Net unrealized gain on derivative contracts | — | — | — | — | — | — | — | 109 | — | 109 |
| **Balance at June 30, 2023** | 0.9 | 876 | 322 | 3 | — | — | 3,936 | (548) | 7,573 | 10,964 |
| Net loss | — | — | — | — | — | — | — | — | (798) | (798) |
| Purchase of capped calls related to the issuance of convertible notes, net of tax | — | — | — | — | — | — | (118) | — | — | (118) |
| Conversion of convertible preferred stock | (0.7) | (647) | 15 | — | — | — | 647 | — | — | 647 |
| Employee stock plans | — | — | 6 | — | — | — | (8) | — | — | (8) |
| Stock-based compensation | — | — | — | — | — | — | 295 | — | — | 295 |
| Actuarial pension gain | — | — | — | — | — | — | — | 16 | — | 16 |
| Foreign currency translation adjustment | — | — | — | — | — | — | — | (116) | — | (116) |
| Net unrealized loss on derivative contracts | — | — | — | — | — | — | — | (64) | — | (64) |
| **Balance at June 28, 2024** | 0.2 | 229 | 343 | 3 | — | — | 4,752 | (712) | 6,775 | 10,818 |
| Net income | — | — | — | — | — | — | — | — | 1,889 | 1,889 |
| Distribution in connection with the Separation | — | — | — | — | — | — | (307) | 546 | (7,857) | (7,618) |
| Employee stock plans | — | — | 4 | — | 1 | 54 | (90) | — | — | (36) |
| Stock-based compensation | — | — | — | — | — | — | 265 | — | — | 265 |
| Repurchases of common stock | — | — | — | — | (3) | (149) | — | — | — | (149) |
| Preferred stock dividends | — | — | — | — | — | — | — | — | (8) | (8) |
| Common stock dividends ($0.10 per share) | — | — | — | — | — | — | 1 | — | (37) | (36) |
| Actuarial pension gain | — | — | — | — | — | — | — | 2 | — | 2 |
| Foreign currency translation adjustment | — | — | — | — | — | — | — | 45 | — | 45 |
| Net unrealized gain on derivative contracts | — | — | — | — | — | — | — | 139 | — | 139 |
| **Balance at June 27, 2025** | 0.2 | $ 229 | 347 | $ 3 | (2) | $ (95) | $ 4,621 | $ 20 | $ 762 | $ 5,311 |

The accompanying notes are an integral part of these Consolidated Financial Statements.

## Note 1.    Organization and Basis of Presentation

Western Digital Corporation ("Western Digital" or the "Company") is a leading developer, manufacturer, and provider of data storage devices and solutions based on hard disk drives ("HDD") technologies.

The Company manufactures, markets, and sells data storage devices and solutions in the United States ("U.S.") and in foreign countries through its sales personnel, dealers, distributors, retailers, and subsidiaries. Its broad portfolio of technology and products addresses the following key end markets: Cloud, Client, and Consumer. Cloud is comprised primarily of products for public or private cloud environments and enterprise customers. Through the Client end market, the Company provides its OEM and channel customers a broad array of high-performance HDD solutions across desktop and notebooks. The Consumer end market provides a broad range of retail and other end-user products, which capitalize on the strength of the Company's product brand recognition and vast presence around the world. The Company also generates immaterial license and royalty revenue from its extensive intellectual property portfolio, which is included in each of these three end market categories.

### Basis of Presentation

The Company has prepared its Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and has adopted accounting policies and practices which are generally accepted in the industry in which it operates. The Company's significant accounting policies are summarized below.

Information provided herein is presented on a continuing operations basis to reflect the impact of the Separation of the Company's Flash business as discussed in further detail in Note 3, *Discontinued Operations*.

### Fiscal Year

The Company's fiscal year ends on the Friday nearest to June 30 and typically consists of 52 weeks. Approximately every five to six years, the Company reports a 53-week fiscal year to align the fiscal year with the foregoing policy. Fiscal years 2025, 2024, and 2023, which ended on June 27, 2025, June 28, 2024 and June 30, 2023, respectively, are comprised of 52 weeks, with all quarters presented consisting of 13 weeks. Unless otherwise indicated, references herein to specific years and quarters are to fiscal years and fiscal quarters, and references to financial information are on a consolidated continuing operations basis.

### Segment Reporting

Historically, the Company had been managed and operated under two reportable segments: HDD and Flash-based products ("Flash"). As a result of the Separation (as defined in Note 3, *Discontinued Operations*) and disposition of the Flash segment, the Company's continuing operations now consist of a single reportable segment, HDD. The Chief Executive Officer, who is the Company's Chief Operating Decision Maker ("CODM"), now evaluates the performance of the Company and makes decisions regarding the allocation of resources based on the Company's consolidated results.

### Basis of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The functional currency of most of the Company's foreign subsidiaries is the U.S. dollar. The accounts of these foreign subsidiaries have been remeasured using the U.S. dollar as the functional currency. Gains or losses resulting from the remeasurement of these accounts from local currencies into U.S. dollars were immaterial to the Consolidated Financial Statements. Financial statements of the Company's foreign subsidiaries for which the functional currency is the local currency are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for statement of operations items. Translation adjustments are recorded in Accumulated other comprehensive income (loss), a component of shareholders' equity.

*Use of Estimates*

Company management has made estimates and assumptions relating to the reporting of certain assets and liabilities in conformity with U.S. GAAP. These estimates and assumptions have been applied using methodologies that are consistent throughout the periods presented with consideration given to the potential impacts of tariffs. However, actual results could differ materially from these estimates and be significantly affected by changes in U.S. trade policies, including tariffs, trade agreements or other trade restrictions imposed by the United States or other governments and possible retaliatory measures on U.S. goods.

*Cash Equivalents*

The Company's cash equivalents represent highly liquid investments in money market funds, which are invested in U.S. Treasury securities and U.S. Government agency securities as well as bank certificates of deposit with original maturities at purchase of three months or less. These deposits are typically in excess of U.S. insured limits. Cash equivalents are carried at cost plus accrued interest, which approximates fair value.

*Equity Investments*

The Company enters into certain strategic investments for the promotion of business and strategic objectives. The equity method of accounting is used if the Company's ownership interest is greater than or equal to 20% but less than a majority, or where the Company has the ability to exercise significant influence over operating and financial policies. The Company's equity in the earnings or losses in equity-method investments is recognized in Other income (expense), net, in the Consolidated Statements of Operations and were immaterial for all years presented.

The Company's retained interest in Sandisk is less than 20% and the Company does not have the ability to exercise significant influence over Sandisk's operating and financial policies. As such, the Company accounts for this interest at fair value. The Company also has an immaterial amount of equity securities that do not have a readily determinable fair value. These securities are measured and recorded using the measurement alternative under Accounting Standards Update ("ASU") No. 2016-01, "Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which is cost minus impairment, if any, plus or minus changes resulting from observable price changes. These investments are recorded within Other non-current assets in the Consolidated Balance Sheets and are periodically analyzed to determine whether or not there are indicators of impairment.

*Fair Value of Financial Instruments*

The carrying amounts of cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value for all periods presented because of the short-term maturity of these assets and liabilities. The fair value of investments that are not accounted for under the equity method is based on appropriate market information.

*Inventories*

The Company values inventories at the lower of cost (first-in, first out) or net realizable value. The first-in, first-out method is used to value the cost of the majority of the Company's inventories. Inventory write-downs are recorded for the valuation of inventory at the lower of cost or net realizable value by analyzing market conditions and estimates of future sales prices as compared to inventory costs and inventory balances.

The Company evaluates inventory balances for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reduces inventory balances to net realizable value for excess and obsolete inventory based on this analysis. Unanticipated changes in technology or customer demand could result in a decrease in demand for one or more of the Company's products, which may require a write-down of inventory that could materially affect operating results.

*Property, Plant and Equipment*

Property, plant, and equipment are carried at cost less accumulated depreciation and amortization. The cost of property, plant and equipment is depreciated over the estimated useful lives of the respective assets. The Company's buildings and improvements are depreciated over periods ranging from fifteen to thirty years. The majority of the Company's machinery and equipment, software, and furniture and fixtures are depreciated on a straight-line basis over a period of two to seven years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the related lease terms.

*Goodwill and Other Long-Lived Assets*

Goodwill is not amortized. Instead, it is tested for impairment on an annual basis or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired. The Company performs an annual impairment test as of the beginning of its fourth quarter. The Company uses qualitative factors to determine whether goodwill is more likely than not impaired and whether a quantitative test for impairment is considered necessary. If the Company concludes from the qualitative assessment that goodwill is more likely than not impaired, the Company is required to perform a quantitative approach to determine the amount of impairment. The Company's assessments resulted in no impairment of goodwill in 2025, 2024 or 2023.

The Company is required to use judgment when applying goodwill impairment tests, including the identification of its reporting unit and the determination of fair value. In addition, the estimates used to determine the fair value of its reporting unit may change based on the results of operations, macroeconomic conditions or other factors. Changes in these estimates could materially affect the Company's assessment of the fair value and goodwill impairment. If the Company's stock price decreases significantly, goodwill could become impaired, which could result in a material charge and adversely affect the Company's results of operations.

In-process research and development ("IPR&D") is an intangible asset accounted for as an indefinite-lived asset until the completion or abandonment of the associated research and development effort. During the development period, the Company conducts an IPR&D impairment test at least annually or whenever events or changes in facts and circumstances indicate that it is more likely than not that the IPR&D is impaired. Events which might indicate impairment include, but are not limited to, adverse cost factors, strategic decisions made in response to economic, market, and competitive conditions, and the impact of the economic environment on the Company and on its customer base. If impairment is indicated, the impairment is measured as the amount by which the carrying amounts of the assets exceed the fair values of the assets. The Company's assessment resulted in no impairment of IPR&D in 2025, 2024 or 2023.

Other long-lived assets are depreciated or amortized over their estimated useful lives based on the pattern in which the economic benefits are expected to be received. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable from undiscounted cash flows. If impairment is indicated, the impairment is measured as the amount by which the carrying amounts of the assets exceed the fair values of the assets. The estimates of fair value require evaluation of future market conditions and product lifecycles as well as projected revenue, earnings and cash flow. See Note 5, *Supplemental Financial Statement Data*, for additional disclosures related to the Company's other long-lived assets.

*Revenue and Accounts Receivable*

The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to the customer. The transaction price to be recognized as revenue is adjusted for variable consideration, such as sales incentives, and excludes amounts collected on behalf of third parties, including taxes imposed by governmental authorities. The Company's performance obligations are typically not considered constrained based on the Company's history with similar transactions and the fact that uncertainties are resolved in a fairly short period of time.

Substantially all of the Company's revenue is from the sale of tangible products for which the performance obligations are satisfied at a point in time, generally upon delivery. The Company's services revenue is immaterial and mainly includes professional service arrangements and post-contract customer support, warranty as a service and maintenance contracts. The performance obligations for the Company's services are generally satisfied ratably over the service period based on the nature of the service provided and contract terms.

The Company incurs sales commissions and other direct incremental costs to obtain sales contracts. The Company has applied the practical expedient to recognize the direct incremental costs of obtaining contracts as an expense when incurred if the amortization period is expected to be one year or less or the amount is not material, with these costs charged to Selling, general and administrative expenses. The Company had no direct incremental costs to obtain contracts that have an expected benefit of greater than one year.

The Company also applies the practical expedients and does not disclose transaction price allocated to the remaining performance obligations for arrangements that have an original expected duration of one year or less, which mainly consist of support and maintenance contracts. The transaction prices allocated to the Company's remaining performance obligations as of June 27, 2025 and June 28, 2024, were not material.

The contract assets and contract liabilities for the years ended June 27, 2025 and June 28, 2024 were not material.

The Company's customer payment terms are typically less than two months from the date control over the product or service is transferred to the customer. The Company uses the practical expedient and does not recognize a significant financing component for payment considerations of less than one year. The financing components of contracts with payment terms were not material.

The Company provides distributors and retailers (collectively referred to as "resellers") with limited price protection for inventories held by resellers at the time of published list price reductions. The Company also provides resellers and original equipment manufacturers ("OEMs") with other sales incentive programs. The Company records estimated variable consideration related to these items as a reduction to revenue at the time of revenue recognition. The Company uses judgment in its assessment of variable consideration in contracts to be included in the transaction price. The Company uses the expected value method to arrive at the amount of variable consideration. The Company constrains variable consideration until the likelihood of a significant revenue reversal is not probable and believes that the expected value method is the appropriate estimate of the amount of variable consideration based on the fact that the Company has a large number of contracts with similar characteristics.

For sales to OEMs, the Company's methodology for estimating variable consideration is based on the amount of consideration expected to be earned based on the OEMs' volume of purchases from the Company or other agreed-upon sales incentive programs. For sales to resellers, the Company's methodology for estimating variable consideration is based on several factors including historical pricing information, current pricing trends and channel inventory levels. Differences between the estimated and actual amounts of variable consideration are recognized as adjustments to revenue.

Marketing development program costs are typically recorded as a reduction of the transaction price and therefore, of revenue. The Company nets sales rebates against open customer receivable balances if the criteria to offset are met, otherwise they are recorded within other accrued liabilities.

For contracts with multiple performance obligations, the Company evaluates whether each deliverable is a distinct promise and should be accounted for as a separate performance obligation. If a promised good or service is not distinct in accordance with the revenue guidance, the Company combines that good or service with the other promised goods or services in the arrangement until a distinct bundle of goods is identified. If applicable, the Company allocates the transaction price to the performance obligations of each distinct product or service, or distinct bundle, based on their relative standalone selling prices.

The Company records an allowance for doubtful accounts by analyzing specific customer accounts and assessing the risk of loss based on insolvency or other collection issues. In addition, the Company routinely analyzes the various receivable aging categories to establish reserves based on a combination of past-due receivables and expected future losses. If the financial condition of a significant customer deteriorates resulting in its inability to pay its accounts when due, or if the Company's overall loss trajectory changes significantly, an adjustment in the Company's allowance for doubtful accounts would be required, which could materially affect operating results.

*Warranty*

The Company records an accrual for estimated warranty costs when revenue is recognized. The Company generally warrants its products for a period of one to five years, with a small number of products having a warranty ranging up to ten years or more. The warranty provision considers estimated product failure rates and trends, estimated replacement costs, estimated repair costs which include scrap costs and estimated costs for customer compensatory claims related to product quality issues, if any. For warranties ten years or greater, including lifetime warranties, the Company uses the estimated useful life of the product to calculate the warranty exposure. A statistical warranty tracking model is used to help prepare estimates and assist the Company in exercising judgment in determining the underlying estimates. The statistical tracking model captures specific detail on product reliability, such as factory test data, historical field return rates and costs to repair by product type. Management's judgment is subject to a greater degree of subjectivity with respect to newly introduced products because of limited field experience with those products upon which to base warranty estimates. Management reviews the warranty accrual quarterly for products shipped in prior periods and which are still under warranty. Any changes in the estimates underlying the accrual may result in adjustments that impact current period gross profit and income. Such changes are generally a result of differences between forecasted and actual return rate experience and costs to repair and could differ significantly from the estimates.

*Litigation and Other Contingencies*

When the Company becomes aware of a claim or potential claim, the Company assesses the likelihood of any loss or exposure. The Company discloses information regarding each claim where the likelihood of a material loss contingency is probable or reasonably possible. If a loss contingency is probable and the amount of the loss can be reasonably estimated, the Company records an accrual for the loss. In such cases, there may be an exposure to potential loss in excess of the amount accrued. Where a loss is not probable but is reasonably possible or where a loss in excess of the amount accrued is reasonably possible, the Company discloses an estimate of the amount of the loss or range of possible losses for the claim if a reasonable estimate can be made, unless the amount of such reasonably possible losses is not material to the Company's financial position, results of operations or cash flows. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. The actual outcome of such matters could differ materially from management's estimates. See Note 17, *Legal Proceedings*, for additional disclosures related to the Company's litigation.

*Advertising Expense*

Advertising costs are expensed as incurred and amounted to $32 million, $51 million and $66 million in 2025, 2024 and 2023, respectively. These expenses are included in Selling, general and administrative in the Consolidated Statements of Operations.

*Research and Development Expense*

Research and development ("R&D") expenditures are expensed as incurred.

*Income Taxes*

The Company accounts for income taxes under the asset and liability method, which provides that deferred tax assets and liabilities be recognized for temporary differences between the financial reporting bases and the tax bases of assets and liabilities and expected benefits of utilizing net operating loss ("NOL") and tax credit carryforwards. The Company records a valuation allowance when it is more likely than not that the deferred tax assets will not be realized. Each quarter, the Company evaluates the need for a valuation allowance for its deferred tax assets and adjusts the valuation allowance so that the Company records net deferred tax assets only to the extent that it has concluded it is more likely than not that these deferred tax assets will be realized. The Company accounts for interest and penalties related to income taxes as a component of the provision for income taxes.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. To the extent a tax position does not meet a more-likely-than-not level of certainty, no benefit is recognized in the financial statements. If a position meets the more-likely-than-not level of certainty, it is recognized in the financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties related to unrecognized tax benefits are recognized in liabilities recorded for uncertain tax positions and are recorded in the provision for income taxes. The actual liability for unrealized tax benefits in any such contingency may be materially different from the Company's estimates, which could result in the need to record additional liabilities for unrecognized tax benefits or potentially adjust previously recorded liabilities for unrealized tax benefits, and may materially affect the Company's operating results.

*Net Income (Loss) Per Common Share*

The Company computes net income (loss) per common share using a two-class method when shares are issued that meet the definition of participating securities. The two-class method determines net income (loss) per common share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires undistributed earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company's convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in the Company's losses.

The Company computes basic income (loss) per common share by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is computed by using diluted net income (loss) attributable to common shareholders, the weighted average number of common shares and potentially dilutive securities outstanding during the period using the treasury stock method or the "if-converted" method based on the nature of the securities. Potentially dilutive common shares include dilutive outstanding employee stock options, restricted stock unit awards ("RSUs") and restricted stock unit awards with performance conditions or market conditions ("PSUs"), rights to purchase shares of common stock under the Company's Employee Stock Purchase Plan ("ESPP"), and shares issuable in connection with the Company's convertible notes and convertible preferred stock.

*Stock-Based Compensation*

The Company accounts for all stock-based compensation at fair value. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. Compensation expense is adjusted for forfeitures as they occur. The fair values of RSUs and PSUs with performance conditions are determined based on the closing market price of the Company's stock on the date of the grant. The fair values of all ESPP purchase rights are estimated using the Black-Scholes-Merton option pricing model and require the input of subjective assumptions. The fair values of PSUs with market conditions are estimated using a Monte Carlo simulation model. PSUs are granted to certain employees and vest only after the achievement of pre-determined performance or market conditions and completion of a requisite service period. At the end of each reporting period, the Company evaluates the probability that PSUs with a performance condition will be earned and records the related stock-based compensation expense over the service period. Compensation expense for PSUs with market conditions is recognized ratably over the required service period regardless of expected or actual achievement.

*Other Comprehensive Income (Loss), Net of Tax*

Other comprehensive income (loss), net of tax refers to gains and losses that are recorded as an element of shareholders' equity but are excluded from net income. The Company's other comprehensive income (loss), net of tax is primarily comprised of unrealized gains or losses on foreign exchange contracts designated as cash flow hedges, foreign currency translation, and actuarial gains or losses related to pensions.

*Derivative Contracts*

The majority of the Company's transactions are in U.S. dollars; however, some transactions are based in various foreign currencies. The Company purchases foreign exchange contracts to hedge the impact of foreign currency exchange fluctuations on certain underlying assets, liabilities and commitments for Operating expenses and product costs denominated in foreign currencies. The purpose of entering into these hedging transactions is to minimize the impact of foreign currency fluctuations on the Company's results of operations. All contract maturity dates are 12 months or less. All foreign exchange contracts are for risk management purposes only. The Company does not purchase foreign exchange contracts for speculative or trading purposes. The Company had foreign exchange contracts with commercial banks for the British pound sterling, European euro, Japanese yen, Malaysian ringgit, Philippine peso, Singaporean dollar and Thai baht, which had an aggregate notional amount of $1.14 billion and $1.00 billion at June 27, 2025 and June 28, 2024, respectively.

If the derivative is designated as a cash flow hedge and is determined to be highly effective, the change in fair value of the derivative is initially deferred in Other comprehensive income (loss), net of tax. These amounts are subsequently recognized into earnings when the underlying cash flow being hedged is recognized into earnings. Recognized gains and losses on foreign exchange contracts are reported in Cost of revenue and Operating expenses and presented within cash flows from operating activities. Hedge effectiveness is measured by comparing the hedging instrument's cumulative change in fair value from inception to maturity to the underlying exposure's terminal value. The Company determined the ineffectiveness associated with its cash flow hedges to be immaterial to the Consolidated Financial Statements for all years presented.

A change in the fair value of undesignated hedges is recognized in earnings in the period incurred and is reported in Other income (expense), net.

*Pensions and Other Post-Retirement Benefit Plans*

The Company has defined benefit pension plans and other post-retirement plans covering certain employees in various countries. The benefits are based on the employees' years of service and compensation. The plans are funded in conformity with the funding requirements of applicable government authorities. The Company amortizes unrecognized actuarial gains and losses and prior service costs on a straight-line basis over the remaining estimated average service life of the participants. The measurement date for the plans is the Company's year-end. The Company recognizes the funded status of its defined benefit pension and post-retirement plans in the Consolidated Balance Sheets, with actuarial changes in the funded status recognized through accumulated other comprehensive loss in the year in which such changes occur.

The Company reports the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. In addition, the other components of net benefit cost are presented in Other income (expense), net in the Consolidated Statements of Operations.

*Leases*

The Company leases certain domestic and international facilities and data center space under long-term, non-cancelable operating leases that expire at various dates through 2034. These leases include no material variable or contingent lease payments. Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using the Company's incremental borrowing rate. Operating lease assets also include prepaid lease payments minus any lease incentives. Extension or termination options present in the Company's lease agreements are included in determining the right-of-use asset and lease liability when it is reasonably certain the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

## Note 2.    Recent Accounting Pronouncements

*Accounting Pronouncements Recently Adopted*

In September 2022, the Financial Accounting Standards Board ("FASB") issued an accounting standards update ("ASU") No. 2022-04, "Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations" ("ASU 2022-04"), which requires annual and interim disclosures for entities that use supplier finance programs in connection with the purchase of goods and services. ASU 2022-04 requires the Company to provide disclosure of outstanding obligations to such suppliers for all balance sheet dates presented beginning with the Company's first quarter of 2024 and to provide certain rollforward information related to those obligations beginning in the Company's first fiscal quarter of 2025. The ASU does not affect the recognition, measurement, or financial statement presentation of supplier finance program obligations. The Company adopted the guidance on the first day of fiscal year 2024. See Note 16, *Supplier Finance Program,* of the Notes to Consolidated Financial Statements for information regarding the supplier finance program.

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which expands on segment reporting requirements primarily through enhanced disclosures surrounding significant segment expenses. ASU 2023-07 requires that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to an entity's CODM, a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. These incremental disclosures have been provided in these financial statements, as discussed in Note 4, *Segment Reporting, Disaggregated Revenue, Geographic Information, and Concentrations of Risk.*

*Recently Issued Accounting Pronouncements Not Yet Adopted*

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"), which is intended to improve disclosures about the expenses of public entities. ASU 2024-03 requires more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales and selling, general and administrative expenses) and requires public entities to disclose, on an annual and interim basis, the amounts of expenses included in each relevant expense caption presented on the face of the income statement, within continuing operations, in a tabular format. Additionally, public entities will be required to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, the total amount of selling expenses, and, in annual reporting periods, the definition of selling expenses. This standard is effective on either a prospective or retrospective basis for fiscal years beginning after December 15, 2026, and interim periods within fiscal years following adoption, with early adoption permitted. The Company is currently compiling the information required for these disclosures and assessing the basis of adoption and expects to adopt the guidance for annual reporting periods in its annual report for the year ending June 30, 2028.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 calls for enhanced income tax disclosure requirements surrounding the tabular rate reconciliation and income taxes paid. These incremental disclosures will be required beginning with the Company's financial statements for the year ending July 3, 2026, with early adoption permitted. The Company is currently compiling the information required for these disclosures and expects to provide required disclosures in the year ending July 3, 2026.

**Note 3.    Discontinued Operations**

On October 30, 2023, the Company announced that its Board of Directors had completed its strategic review of the business and, after evaluating a comprehensive range of alternatives, authorized the Company to pursue a plan to separate its HDD and Flash business units to create two independent public companies. In connection with the Separation (as defined below), the Company has incurred separation and transition costs, which are recorded as Business separation costs within discontinued operations in the Company's Consolidated Financial Statements, as further detailed in the summary of net income (loss) from discontinued operations, net of taxes, below.

On February 21, 2025, the Company completed the previously announced separation of its Flash business (the "Separation") through a pro rata distribution of 80.1% of the outstanding shares of Sandisk Corporation ("Sandisk") to Western Digital stockholders. The Separation is intended to be tax-free for U.S. federal income tax purposes. To reflect the completion of the Separation, the Company recorded a decrease in shareholders' equity for the net book value of applicable assets and liabilities derecognized in connection with the Separation, net of the Company's retained 19.9% ownership interest, or 28.8 million shares, initially based on the net book value of the applicable assets and liabilities derecognized. As a result of the Separation, Sandisk became an independent public company and Western Digital no longer consolidates Sandisk into the Company's financial results. The historical net income of Sandisk and applicable assets and liabilities included in the Separation are now reported in the Company's Consolidated Financial Statements as discontinued operations for all periods prior to the Separation on February 21, 2025. Following the Separation, as the Company no longer controls or has the ability to exert significant influence over Sandisk, the Company measures its retained ownership interest in Sandisk common stock at fair value on a recurring basis (see additional information in Note 6, *Fair Value Measurements and Investments*). In June 2025, the Company disposed of 21.3 million shares of its Sandisk common stock, along with $4 million in cash, in a tax-free exchange for $800 million principal amount of the Company's Term Loan A-3. The Company expects to monetize its remaining shares of Sandisk within one year from the Separation Date.

The Company entered into various agreements to effect the Separation and provide for the temporary framework of the relationship between Western Digital and Sandisk following the Separation, including, among others, a separation and distribution agreement, a tax matters agreement, and a transition services agreement. The transition services agreement provides for transition service support to be provided for various periods of time ranging up to 15 months. The amounts involved under these agreements were not material for the fiscal year ended June 27, 2025 and are not expected to be material.

The following table provides a summary of the assets and liabilities classified as discontinued operations:

| Assets and Liabilities of Discontinued Operations | June 28, 2024 |
|---|---|
| | *(in millions)* |
| **Assets** | |
| Cash and cash equivalents | $ 328 |
| Accounts receivable, net | 935 |
| Inventories | 1,955 |
| Other current assets | 313 |
| Current assets of discontinued operations | $ 3,531 |
| Property, plant and equipment, net | $ 808 |
| Notes receivable and investments in Flash Ventures | 991 |
| Goodwill | 5,713 |
| Other non-current assets | 1,101 |
| Non-current assets of discontinued operations | $ 8,613 |
| **Liabilities** | |
| Accounts payable | $ 357 |
| Accounts payable to related parties | 313 |
| Accrued expenses | 427 |
| Income taxes payable | 54 |
| Accrued compensation | 173 |
| Current liabilities of discontinued operations | $ 1,324 |
| Non-current liabilities of discontinued operations | $ 368 |

The following table provides a summary of net income (loss) from discontinued operations, net of taxes:

| Net Income (Loss) from Discontinued Operations, Net of Taxes | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in millions)* | | |
| Revenue, net | $ 4,361 | $ 6,686 | $ 6,063 |
| Cost of revenue | 2,892 | 5,514 | 5,567 |
| Operating expenses: | | | |
| Research and development | 718 | 957 | 1,023 |
| Selling, general and administrative | 229 | 102 | 163 |
| Gain on business divestiture | (113) | — | — |
| Business separation costs | 144 | 97 | — |
| Business realignment charges | 3 | (70) | 47 |
| Operating income (loss) | 488 | 86 | (737) |
| Total interest and other income (expense), net | (36) | (8) | 36 |
| Income (loss) before taxes | 452 | 78 | (701) |
| Income tax expense | 206 | 111 | 81 |
| Net income (loss) from discontinued operations, net of taxes | $ 246 | $ (33) | $ (782) |

Cash flows related to discontinued operations have not been segregated and are included in the Consolidated Statements of Cash Flows for all periods presented. The following table provides selected financial information related to cash flows from discontinued operations:

| Select Cash Flow Information from Discontinued Operations | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in millions)* | | |
| Depreciation and amortization | $ 115 | $ 221 | $ 439 |
| Purchases of property, plant and equipment | 139 | 166 | 219 |
| Stock-based compensation | 98 | 92 | 106 |

On February 21, 2025, prior to the effective time of the Separation, Sandisk entered into a loan agreement (the "Sandisk Loan Agreement") by and among Sandisk, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and others party thereto. The Sandisk Loan Agreement comprises a term loan B facility in the principal amount of $2 billion (the "Sandisk Term Loan Facility") and a revolving credit facility in the principal amount of $1.5 billion (the "Sandisk Revolving Credit Facility" and together with the Sandisk Term Loan Facility, the "Sandisk Facilities"). The obligations under this facility were retained by Sandisk upon the Separation.

The Company previously had business ventures with Kioxia Corporation ("Kioxia"), which consisted of three separate legal entities: Flash Partners Ltd., Flash Alliance Ltd., and Flash Forward Ltd. The Company also previously had a business venture with Unisplendour Corporation Limited and Unissoft (Wuxi) Group Co. Ltd., both collectively referred to as the "Unis Venture". All business ventures with Kioxia and Unis Venture were distributed to Sandisk in connection with the Separation and are included in discontinued operations.

Prior to the Separation, effective September 28, 2024, the Company sold 80% of its equity interest in an indirect wholly-owned subsidiary in its Flash business, SanDisk Semiconductor (Shanghai) Co. Ltd. ("SDSS"), resulting in a gain on divestiture of $113 million. Net proceeds from the sale received prior to the Separation were $401 million. The rights to the remaining future proceeds from the sale and the 20% retained interest in SDSS were distributed to Sandisk in connection with the Separation.

During the year ended June 28, 2024, the Company completed a sale and leaseback of its facility in Milpitas, California associated with the Flash business. The Company received net proceeds of $191 million in cash and recorded a gain of $85 million on the sale.

**Note 4.**     **Segment Reporting, Disaggregated Revenue, Geographic Information, and Concentrations of Risk**

The Company's Chief Executive Officer, Irving Tan, is the Company's Chief Operating Decision Maker ("CODM"). The CODM manages the business as a provider of data storage devices and solutions based on HDD technology. The CODM evaluates the performance of the Company and makes decisions regarding the allocation of resources based on the Company's Net income (loss) from continuing operations and Total assets. The Company has therefore, determined that it has one reportable segment: HDD.

The following table is a reconciliation of the Company's measure of segment profit or loss, significant segment expenses and other segment items:

| | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| | | *(in millions)* | | | | |
| Revenue, net | $ | 9,520 | $ | 6,317 | $ | 6,255 |
| Less: Significant expenses and other segment items | | | | | | |
| Cost of revenue[1] | | 5,771 | | 4,506 | | 4,827 |
| Research and development[1] | | 920 | | 885 | | 916 |
| Selling, general and administrative[1] | | 503 | | 583 | | 656 |
| Litigation matter | | (179) | | 291 | | — |
| Business realignment charges | | (6) | | 209 | | 146 |
| Stock-based compensation | | 167 | | 202 | | 212 |
| Strategic review | | — | | 38 | | 42 |
| Interest expense, net | | 312 | | 381 | | 291 |
| Loss on retained interest in Sandisk | | 772 | | — | | — |
| Loss on extinguishment of debt | | 100 | | — | | — |
| Other expense, net | | 2 | | 14 | | 20 |
| Other segment items[2] | | 28 | | (53) | | (6) |
| Income tax expense (benefit) | | (513) | | 26 | | 53 |
| Net income (loss) from continuing operations | $ | 1,643 | $ | (765) | $ | (902) |

[1]   Excludes amounts related to stock-based compensation and strategic review which are presented separately in the table above.
[2]   Other segment items include strategic investment activity and other small charges.

*Disaggregated Revenue*

The Company's disaggregated revenue by end market is as follows:

| | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| | | *(in millions)* | | | | |
| Revenue by end market | | | | | | |
| Cloud | $ | 8,341 | $ | 5,052 | $ | 4,753 |
| Client | | 556 | | 577 | | 691 |
| Consumer | | 623 | | 688 | | 811 |
| Total revenue | $ | 9,520 | $ | 6,317 | $ | 6,255 |

The Company's operations outside the United States include manufacturing facilities in China, Japan, Malaysia, the Philippines and Thailand, as well as sales offices throughout the Americas, Asia Pacific, Europe, the Middle East and Africa. The following tables summarize the Company's operations by geographic area:

| | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|
| | *(in millions)* | | | | |
| **Net revenue** [1] | | | | | |
| United States | $ | 4,328 | $ | 2,636 | $ | 2,694 |
| China | | 1,549 | | 488 | | 471 |
| Hong Kong | | 1,051 | | 1,331 | | 1,139 |
| Rest of Asia | | 792 | | 573 | | 546 |
| Europe, Middle East and Africa | | 1,536 | | 1,067 | | 1,175 |
| Other | | 264 | | 222 | | 230 |
| Total | $ | 9,520 | $ | 6,317 | $ | 6,255 |

[1] Net revenue is attributed to geographic regions based on the ship-to location of the customer.

| | June 27, 2025 | | June 28, 2024 |
|---|---|---|---|
| | *(in millions)* | | |
| **Long-lived assets** [1] | | | |
| United States | $ | 807 | $ | 810 |
| Malaysia | | 378 | | 330 |
| China | | 87 | | 89 |
| Thailand | | 791 | | 825 |
| Rest of Asia | | 279 | | 304 |
| Europe, Middle East and Africa | | 1 | | 1 |
| Total | $ | 2,343 | $ | 2,359 |

[1] Long-lived assets include property, plant and equipment and are attributed to the geographic location in which they are located.

*Customer Concentration and Credit Risk*

The Company sells its products to cloud service providers, OEMs, resellers, distributors and retailers throughout the world. For 2025, three customers accounted for 17%, 12% and 10%, respectively, of the Company's net revenue. For 2024 and 2023, no single customer accounted for 10% or more of the Company's net revenue. For 2025, 2024 and 2023, the Company's top 10 customers accounted for 68%, 55% and 56%, respectively, of the Company's net revenue.

The Company performs ongoing credit evaluations of its customers' financial condition to manage collection risk, in some cases supplemented by collateral. The Company maintains allowances for potential credit losses, and such losses have historically been within management's expectations. At any given point in time, the total amount outstanding from any one of a number of its customers may be individually significant to the Company's financial condition. As of June 27, 2025 and June 28, 2024, net accounts receivable were $1.49 billion and $1.23 billion, respectively, and reserves for potential credit losses were not material. As of June 27, 2025, three customers accounted for 20%, 19%, and 12%, respectively, of the Company's net accounts receivable and as of June 28, 2024, one customer accounted for 23% of the Company's net accounts receivable.

The Company also has cash equivalent and investment policies that limit the amount of credit exposure to any one financial institution or investment instrument and require that investments be made only with financial institutions or in investment instruments evaluated as highly credit-worthy.

*Supplier Concentration*

Some key components are purchased from single source vendors for which alternative sources are currently not available. Shortages could occur in these essential materials due to an interruption of supply or increased demand in the industry. If the Company was unable to procure certain of such materials, the Company's sales could decline, which could have a material adverse effect on its results of operations. The Company also relies on third-party subcontractors to assemble and test a portion of its products. The Company does not have long-term contracts with some of these subcontractors and cannot directly control product delivery schedules or manufacturing processes. This could lead to product shortages or quality assurance problems that could increase the manufacturing costs of the Company's products and have material adverse effects on the Company's operating results.

## Note 5.    Supplemental Financial Statement Data

*Accounts receivable, net*

From time to time, in connection with factoring agreements, the Company sells trade accounts receivable without recourse to third-party purchasers in exchange for cash. In 2025, the Company sold no trade accounts receivable. In 2024 and 2023, the Company sold trade accounts receivable aggregating to $284 million and $406 million, respectively. The discounts on the trade accounts receivable sold during the periods were not material and were recorded within Other income (expense), net in the Consolidated Statements of Operations. As of June 27, 2025 and June 28, 2024, no factored receivables were outstanding.

*Inventories*

|  | June 27, 2025 | | June 28, 2024 | |
| --- | --- | --- | --- | --- |
|  | *(in millions)* | | | |
| Inventories: | | | | |
| Raw materials and component parts | $ | 227 | $ | 329 |
| Work-in-process | | 785 | | 829 |
| Finished goods | | 279 | | 229 |
| Total inventories | $ | 1,291 | $ | 1,387 |

*Property, plant and equipment, net*

|  | June 27, 2025 | | June 28, 2024 | |
| --- | --- | --- | --- | --- |
|  | *(in millions)* | | | |
| Property, plant and equipment: | | | | |
| Land and improvements | $ | 225 | $ | 225 |
| Buildings and improvements | | 1,550 | | 1,419 |
| Machinery and equipment | | 6,488 | | 6,301 |
| Computer equipment and software | | 257 | | 313 |
| Furniture and fixtures | | 33 | | 32 |
| Construction-in-process | | 532 | | 685 |
| Property, plant and equipment, gross | | 9,085 | | 8,975 |
| Accumulated depreciation | | (6,742) | | (6,616) |
| Property, plant and equipment, net | $ | 2,343 | $ | 2,359 |

Depreciation expense for property, plant and equipment totaled $334 million, $347 million and $389 million in 2025, 2024 and 2023, respectively.

*Other intangible assets, net*

The Company has acquired IPR&D for projects in progress that had not yet reached technological feasibility at the time of acquisition. IPR&D is initially accounted for as an indefinite-lived intangible asset at the time of acquisition. Once a project reaches technological feasibility, the Company reclassifies the balance to existing technology and begins to amortize the intangible asset over its estimated useful life. As of both June 27, 2025 and June 28, 2024, Other non-current assets included $72 million of IPR&D. During 2025, 2024 and 2023, the Company did not record any impairment charges related to IPR&D.

*Non-current assets*

| | June 27, 2025 | | June 28, 2024 | |
|---|---|---|---|---|
| | *(in millions)* | | | |
| Non-current assets: | | | | |
| Deferred tax assets | $ | 1,007 | $ | 225 |
| Other non-current assets | | 477 | | 612 |
| Total non-current assets | $ | 1,484 | $ | 837 |

*Product warranty liability*

Changes in the warranty accrual were as follows:

| | 2025 | | 2024 | | 2023 | |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| Warranty accrual, beginning of period | $ | 142 | $ | 202 | $ | 293 |
| Charges to operations | | 99 | | 79 | | 76 |
| Utilization | | (83) | | (119) | | (143) |
| Changes in estimate related to pre-existing warranties | | (6) | | (20) | | (24) |
| Warranty accrual, end of period | $ | 152 | $ | 142 | $ | 202 |

The current portion of the warranty accrual is classified in Accrued expenses and the long-term portion is classified in Other liabilities as noted below:

| | June 27, 2025 | | June 28, 2024 | |
|---|---|---|---|---|
| | *(in millions)* | | | |
| Warranty accrual: | | | | |
| Current portion (included in Accrued expenses) | $ | 57 | $ | 9 |
| Long-term portion (included in Other liabilities) | | 95 | | 133 |
| Total warranty accrual | $ | 152 | $ | 142 |

*Other liabilities*

| | June 27, 2025 | | June 28, 2024 | |
|---|---|---|---|---|
| | *(in millions)* | | | |
| Other liabilities: | | | | |
| Non-current net tax payable | $ | — | $ | 200 |
| Non-current portion of unrecognized tax benefits | | 163 | | 443 |
| Other non-current liabilities | | 396 | | 359 |
| Total other liabilities | $ | 559 | $ | 1,002 |

*Goodwill*

Management performed its annual goodwill impairment assessment as of the first day of its fourth quarter ended June 27, 2025 and concluded there were no impairment indicators as of June 27, 2025. The Company also did not incur any impairment charges for 2025, 2024 or 2023. The carrying amount of goodwill was $4.32 billion as of both June 27, 2025 and June 28, 2024.

*Accumulated other comprehensive income (loss)*

Accumulated other comprehensive income (loss), net of tax, refers to expenses, gains and losses that are recorded as an element of shareholders' equity but are excluded from net income. The following table illustrates the changes in the balances of each component of Accumulated other comprehensive income (loss):

| | Actuarial Pension Gains (Losses) | Foreign Currency Translation Adjustment | Unrealized Gains (Losses) on Derivative Contracts | Total Accumulated Comprehensive Income (Loss) |
|---|---|---|---|---|
| | | | *(in millions)* | |
| **Balance at June 30, 2023** | $ (2) | $ (389) | $ (157) | $ (548) |
| Other comprehensive income (loss) before reclassifications | 23 | (115) | (331) | (423) |
| Amounts reclassified from accumulated other comprehensive income (loss) | — | — | 244 | 244 |
| Income tax benefit (expense) related to items of other comprehensive income (loss) | (7) | (1) | 23 | 15 |
| Net current-period other comprehensive income (loss) | 16 | (116) | (64) | (164) |
| **Balance at June 28, 2024** | 14 | (505) | (221) | (712) |
| Other comprehensive income before reclassifications | 3 | 45 | 31 | 79 |
| Amounts reclassified from accumulated other comprehensive income (loss) | — | — | 149 | 149 |
| Income tax expense related to items of other comprehensive income | (1) | — | (41) | (42) |
| Net current-period other comprehensive income | 2 | 45 | 139 | 186 |
| Distribution in connection with the Separation | — | 458 | 88 | 546 |
| **Balance at June 27, 2025** | $ 16 | $ (2) | $ 6 | $ 20 |

During 2025 and 2024, the amounts reclassified out of Accumulated other comprehensive income (loss) included losses of $149 million and $244 million, respectively, related to foreign exchange contracts.

As of June 27, 2025, all existing net losses related to cash flow hedges recorded in Accumulated other comprehensive income (loss) are expected to be reclassified to earnings within the next twelve months.

**Note 6.     Fair Value Measurements and Investments**

*Financial Instruments Carried at Fair Value*

Financial assets and liabilities that are remeasured and reported at fair value at each reporting period are classified and disclosed in one of the following three levels:

*Level 1.* Quoted prices in active markets for identical assets or liabilities.

*Level 2.* Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

*Level 3.* Inputs that are unobservable for the asset or liability and that are significant to the fair value of the assets or liabilities.

The following tables present information about the Company's financial assets and liabilities that are measured at fair value on a recurring basis as of June 27, 2025 and June 28, 2024, and indicate the fair value hierarchy of the valuation techniques utilized to determine such values:

| | June 27, 2025 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total |
| | *(in millions)* | | | |
| Assets: | | | | |
| Retained interest in Sandisk | $ 354 | $ — | $ — | $ 354 |
| Cash equivalents – Money market funds | 285 | — | — | 285 |
| Foreign exchange contracts | — | 10 | — | 10 |
| Total assets at fair value | $ 639 | $ 10 | $ — | $ 649 |
| Liabilities: | | | | |
| Foreign exchange contracts | $ — | $ 4 | $ — | $ 4 |
| Total liabilities at fair value | $ — | $ 4 | $ — | $ 4 |

| | June 28, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total |
| | *(in millions)* | | | |
| Assets: | | | | |
| Cash equivalents – Money market funds | $ 388 | $ — | $ — | $ 388 |
| Foreign exchange contracts | — | 1 | — | 1 |
| Total assets at fair value | $ 388 | $ 1 | $ — | $ 389 |
| Liabilities: | | | | |
| Foreign exchange contracts | $ — | $ 18 | $ — | $ 18 |
| Total liabilities at fair value | $ — | $ 18 | $ — | $ 18 |

*Retained Interest in Sandisk.* The Company retained 28.8 million shares of Sandisk at the Separation. These shares are valued based on quoted market prices. As discussed in Note 8, *Debt*, the Company exchanged 21.3 million shares of Sandisk to settle a portion of the Company's Term Loan A-3. As of June 27, 2025, the Company still held 7.5 million shares of Sandisk.

*Money Market Funds.* The Company's money market funds are funds that invest in U.S. Treasury and U.S. Government agency securities. Money market funds are valued based on quoted market prices.

*Foreign Exchange Contracts.* The Company's foreign exchange contracts are short-term contracts to hedge the Company's foreign currency risk. Foreign exchange contracts are valued using an income approach that is based on a present value of future cash flows model. The market-based observable inputs for the model include forward rates and credit default swap rates. For more information on the Company's foreign exchange contracts, see Note 7, *Derivative Instruments and Hedging Activities*. Derivative assets and liabilities are reflected in the Company's Consolidated Balance Sheets under Other current assets and Accrued expenses, respectively.

During 2025 and 2024, the Company had no transfers of financial assets and liabilities between levels and there were no changes in valuation techniques and the inputs used in the fair value measurement.

*Financial Instruments Not Carried at Fair Value*

The following table contains the related carrying value (which includes principal adjusted for any unamortized issuance costs, and discounts or premiums) and fair value (which is based on quoted market prices) for each of the Company's outstanding financial instruments. Each of the financial instruments presented below was categorized as Level 2 for all periods presented, based on the frequency of trading immediately prior to the end of the fourth quarter of 2025 and the fourth quarter of 2024, respectively.

| | June 27, 2025 | | June 28, 2024 | |
| --- | --- | --- | --- | --- |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| | *(in millions)* | | | |
| 4.75% senior unsecured notes due 2026 | $ 500 | $ 499 | $ 2,296 | $ 2,253 |
| Variable interest rate Term Loan A-2 maturing 2027 | — | — | 2,578 | 2,539 |
| Variable interest rate Term Loan A-3 maturing 2027 | 1,642 | 1,655 | — | — |
| 3.00% convertible notes due 2028 | 1,575 | 2,849 | 1,568 | 2,556 |
| 2.85% senior notes due 2029 | 498 | 463 | 496 | 434 |
| 3.10% senior notes due 2032 | 496 | 442 | 496 | 407 |
| Total | $ 4,711 | $ 5,908 | $ 7,434 | $ 8,189 |

**Note 7.    Derivative Instruments and Hedging Activities**

As of June 27, 2025, the Company had outstanding foreign exchange forward contracts that were designated as either cash flow hedges or non-designated hedges. All of the contract maturity dates of these foreign exchange forward contracts are 12 months or less. As of June 27, 2025, the Company did not have any derivative contracts with credit risk related contingent features.

Changes in fair values of the non-designated foreign exchange contracts are recognized in Other income (expense), net and are largely offset by corresponding changes in the fair values of the foreign-currency denominated monetary assets and liabilities. For each of 2025, 2024 and 2023, total net realized and unrealized transaction and foreign exchange contract currency gains and losses were not material to the Company's Consolidated Financial Statements.

Unrealized gains or losses on designated cash flow hedges are recognized in Accumulated other comprehensive income (loss). For more information regarding cash flow hedges, see Note 5, *Supplemental Financial Statement Data – Accumulated other comprehensive income (loss)*.

*Netting Arrangements*

Under certain provisions and conditions within agreements with counterparties to the Company's foreign exchange forward contracts, subject to applicable requirements, the Company has the right of offset associated with the Company's foreign exchange forward contracts and is allowed to net settle transactions of the same currency with a single net amount payable by one party to the other. As of June 27, 2025 and June 28, 2024, the effect of rights of offset was not material and the Company did not offset or net the fair value amounts of derivative instruments in its Consolidated Balance Sheets.

## Note 8.    Debt

Debt consisted of the following:

| | June 27, 2025 | | June 28, 2024 |
|---|---|---|---|
| | *(in millions)* | | |
| 4.75% senior unsecured notes due 2026 | $ | 500 | $ 2,300 |
| Variable interest rate Term Loan A-2 maturing 2027 | | — | 2,588 |
| Variable interest rate Term Loan A-3 maturing 2027 | | 1,649 | — |
| 3.00% convertible notes due 2028 | | 1,600 | 1,600 |
| 2.85% senior notes due 2029 | | 500 | 500 |
| 3.10% senior notes due 2032 | | 500 | 500 |
| Total debt | | 4,749 | 7,488 |
| Issuance costs | | (38) | (54) |
| Subtotal | | 4,711 | 7,434 |
| Less: current portion of long-term debt | | (2,226) | (1,750) |
| Long-term debt | $ | 2,485 | $ 5,684 |

*Revolving Credit Facility and Term Loans*

On February 20, 2025, the Company entered into a fourth amendment to the loan agreement governing the Company's revolving credit facility maturing in January 2027 (the "2027 Revolving Credit Facility") and Term Loan Facility (as defined below), dated as of January 7, 2022 (as amended, the "Loan Agreement") that, among other changes, (a) permitted the Separation, (b) provided for the automatic release, in connection with the Separation, of guarantees and liens on collateral provided by Sandisk and Sandisk Technologies, Inc. under the Loan Agreement, (c) provided for the issuance of a new $2.51 billion Term Loan A-3 maturing in January 2027 (the "Term Loan A-3") in a noncash exchange to replace the Company's previously existing Term Loan A-2 (the "Term Loan A-2" and, together with the Term Loan A-3, the "Term Loan Facility"), (d) facilitated the exchange of Sandisk shares retained at the Separation to settle a portion of the Term Loan A-3 in connection with the Sandisk retained interest, and (e) in connection with the Separation, reduced the aggregate commitments under the 2027 Revolving Credit Facility from $2.25 billion to $1.25 billion. In June 2025, the Company settled $800 million of the Term Loan A-3 principal amount, through a non-cash exchange of 21.3 million shares of Sandisk common stock held by the Company, and a $4 million cash payment, resulting in a loss on extinguishment of debt of $100 million.

During the year ended June 27, 2025, the Company also made principal repayments aggregating to $138 million on its Term Loan Facility. As of June 27, 2025, the remaining balance of Term Loan A-3 amortizes in quarterly installments of $31 million per quarter beginning with the quarter ending October 3, 2025, and the remaining balance is payable at maturity on January 7, 2027. Issuance costs for the Term Loan Facility are amortized to Interest expense over its term and unamortized costs were $7 million as of June 27, 2025.

The Term Loan A-3 Loan bears interest, at the Company's option, at a per annum rate equal to either (x) the Adjusted Term SOFR (as defined in the Loan Agreement) plus an applicable margin varying from 1.125% to 2.000% or (y) a base rate plus an applicable margin varying from 0.125% to 1.000%, in each case depending on the corporate family ratings of the Company from at least two of the Credit Rating Agencies (as defined in the Loan Agreement), with an initial interest rate of Adjusted Term SOFR plus 1.500%. The all-in interest rate for Term Loan A-3 as of June 27, 2025 was 5.918%.

During the year ended June 27, 2025, the Company drew and repaid $150 million principal amount under its $1.25 billion 2027 Revolving Facility. Loans under the 2027 Revolving Facility bear interest at a per annum rate, at the Company's option, equal to either (x) the Adjusted Term SOFR Rate (as defined in the Loan Agreement) plus an applicable margin varying from 1.125% to 2.000% or (y) a base rate plus an applicable margin varying from 0.125% to 1.000%, in each case depending on the corporate family ratings of the Company from at least two of the Credit Rating Agencies, with an interest rate of Adjusted Term SOFR plus 1.375%. The Company is also required to pay an unused commitment fee on the 2027 Revolving Facility ranging from 0.120% to 0.350% based on the corporate family ratings of the Company from at least two of the Credit Rating Agencies, with an initial unused commitment fee of 0.200%.

As of June 27, 2025, the Company had an insignificant amount of issued standby letters of credit.

The Loan Agreement governing the 2027 Revolving Credit Facility and the term loan facility requires the Company to maintain a ratio ("Leverage Ratio") of total funded debt to Consolidated Adjusted EBITDA (as defined in the Loan Agreement) below a maximum, at the end of each quarter, which was 3.75 times through June 27, 2025 and will be 3.25 times thereafter. As of June 27, 2025, the Company was in compliance with all financial covenants under the Loan Agreement.

The Loan Agreement also requires the Company to comply with customary covenants that include, among others, limitations on the incurrence of additional debt, liens on property, acquisitions and investments, loans and guarantees, mergers, consolidations, liquidations and dissolution, asset sales, dividends and distribution, and other payments in respect of the Company's capital stock, prepayments of certain debt, transactions with affiliates and certain modifications of organizational documents and certain debt agreements.

*Senior Notes*

In February 2018, the Company issued $2.30 billion aggregate principal amount of senior unsecured notes due February 15, 2026 (the "2026 Senior Unsecured Notes"). The 2026 Senior Unsecured Notes bear interest at an annual rate of 4.750% with interest payable on February 15 and August 15 of each year. The Company is not required to make principal payments on the 2026 Senior Unsecured Notes prior to the maturity date. In April 2025 however, the Company redeemed, at its election, $1.80 billion aggregate principal amount of its 2026 Unsecured Notes at par plus accrued interest.

On November 3, 2023, the Company issued $1.60 billion aggregate principal amount of convertible senior notes which bear interest at an annual rate of 3.00% and mature on November 15, 2028, unless earlier repurchased, redeemed or converted (the "2028 Convertible Notes"). The Company is not required to make principal payments on the 2028 Convertible Notes prior to the maturity date. The 2028 Convertible Notes are guaranteed by Western Digital Technologies, Inc., the Company's wholly-owned subsidiary that also guarantees the 2026 Senior Unsecured Notes.

The 2028 Convertible Notes are convertible at the option of any holder beginning on August 15, 2028, at a conversion price of approximately $37.82 per share of common stock (which conversion price has been adjusted from its original conversion price of approximately $52.20 in accordance with the Indenture, as a result of the Separation and dividends paid on the Company's common stock). Prior to August 15, 2028, if the trading price of the Company's common stock remains above 130% of the conversion price for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading-day period prior to the end of a calendar quarter, holders of the 2028 Convertible Notes would have the right to convert the 2028 Convertible Notes during the next succeeding calendar quarter. The 2028 Convertible Notes are also convertible prior to August 15, 2028 upon the occurrence of certain corporate events. Upon any conversion of the 2028 Convertible Notes, the Company will pay cash for the aggregate principal amount of the notes to be converted and pay or deliver, as the case may be, cash, shares of the Company's common stock or a combination thereof, at the Company's election, in respect of the remainder, if any, of its conversion obligation in excess of the aggregate principal amount of the notes being converted. On or after November 15, 2026, the Company may redeem for cash, at par plus accrued interest, all or any portion of the 2028 Convertible Notes, at its option, if the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 10 trading days during any 20 consecutive trading day period immediately preceding the date of the Company's redemption notice.

During the calendar quarter ended June 30, 2025, the sale price conditional conversion feature of the 2028 Convertible Notes was triggered. As a result, the holders of the 2028 Convertible Notes have the right to convert the 2028 Convertible Notes during the next succeeding calendar quarter, through September 30, 2025, at which point the common stock price will be re-evaluated to determine whether the 2028 Convertible Notes will continue to be convertible in the subsequent calendar quarter. The Company has classified the 2028 Convertible Notes as current liabilities in the Company's Consolidated Financial Statements as of June 27, 2025.

Net proceeds from the 2028 Convertible Notes were approximately $1.56 billion after deducting issuance costs of approximately $37 million. Debt issuance costs are amortized to interest expense over the term of the 2028 Convertible Notes. As of June 27, 2025, issuance costs of $25 million remained unamortized.

In connection with the issuance of the 2028 Convertible Notes, the Company also entered into privately negotiated capped call transactions with certain counterparties (the "Capped Calls"). The Capped Calls each have a strike price of approximately $37.82 per share, which has been adjusted from its original strike price of approximately $52.20, in accordance with the terms of the agreements, and corresponds to the current conversion price of the 2028 Convertible Notes. The Capped Calls are subject to the same adjustments applicable to the conversion price of the convertible notes, which the Company expects will result in adjusted cap prices of approximately $50.53 per share, subject to certain adjustments. The Capped Calls are generally intended to reduce or offset the potential dilution to the Company's common stock upon any conversion of the 2028 Convertible Notes with such reduction or offset, as the case may be, subject to a cap based on the cap price. If the market price per share of the Company's common stock, as measured under the terms of the Capped Calls, exceeds the cap prices of the Capped Calls, there would not be an offset for the excess. The Capped Calls are separate transactions and not part of the terms of the 2028 Convertible Notes. As these transactions met certain accounting criteria, the Capped Calls were recorded in shareholders' equity and are not accounted for as derivatives. The cost of the Capped Calls of $155 million, net of $37 million in deferred tax assets, was recorded as a decrease to Additional paid-in capital on the Company's Consolidated Balance Sheets.

In December 2021, the Company issued $500 million aggregate principal amount of 2.850% senior notes due February 1, 2029 (the "2029 Senior Notes") and issued $500 million aggregate principal amount of 3.100% senior notes due February 1, 2032 (the "2032 Senior Notes"), pursuant to the terms of an indenture, dated as of December 10, 2021 (the "Base Indenture") between the Company and U.S. Bank National Association, as trustee (the "Senior Notes Trustee"), as supplemented by the first supplemental indenture dated as of December 10, 2021 (the "Senior Notes First Supplemental Indenture") between the Company and the Senior Notes Trustee. As used herein, "Indenture" means the Base Indenture, as supplemented by the Senior Notes First Supplemental Indenture. Interest for both the 2029 Senior Notes and 2032 Senior Notes is payable on February 1 and August 1 of each year. The Company is not required to make principal payments on either the 2029 Senior Notes or 2032 Senior Notes prior to their maturity dates.

In February 2018, the Company issued $1.10 billion aggregate principal amount of convertible senior notes due February 1, 2024 (the "2024 Convertible Notes"). The 2024 Convertible Notes bore interest at an annual rate of 1.50% with interest payable on February 1 and August 1 of each year. Contemporaneously with the issuance of the 2028 Convertible Notes as noted above, the Company entered into individually negotiated transactions with certain holders of the Company's 2024 Convertible Notes to repurchase approximately $508 million aggregate principal amount of such notes at an immaterial discount. On February 1, 2024, the Company settled all remaining 2024 Convertible Notes in accordance with their original terms for an aggregate cash principal payment of $592 million plus interest.

*Collateral and Restrictive Covenants*

Under the terms of the Loan Agreement, the 2027 Revolving Facility and Term Loan Facility (together, the "Credit Facilities") are unconditionally guaranteed by Western Digital Technologies, Inc. (the "Guarantor") and are secured on a first-priority basis (subject to permitted liens) by a lien on substantially all assets and properties of the Company and the Guarantor (the "Collateral"), subject to certain exceptions. Furthermore, under the terms of the applicable indentures, the obligations under the Company's 2.850% Senior Notes due 2029 and 3.100% Senior Notes due 2032 have been secured by the Collateral on an equal and ratable basis to the obligations under the Credit Facilities, and the obligations under the Company's 2026 Senior Unsecured Notes have been guaranteed by the Guarantor pursuant to the First Supplemental Indenture dated as of June 20, 2023 and the Second Supplemental Indenture dated as of April 26, 2024 (the "2026 Senior Notes Supplemental Indentures").

The indentures and supplemental indentures, as applicable, governing the Company's 2029 Senior Notes, 2032 Senior Notes, 2026 Senior Unsecured Notes and the 2028 Convertible Notes each contain various restrictive covenants, which can include limitations on the Company's and its subsidiaries' ability to, among other things, consolidate, merge or sell all or substantially all of their assets; create liens; and incur, assume or guarantee additional indebtedness, and are subject to a number of limitations and exceptions.

*Maturity of Debt*

As of June 27, 2025, the Company is subject to required principal payment or earlier conversion, at the option of the holder, as follows:

| | | Contractual Maturity [1] |
|---|---|---|
| | | *(in millions)* |
| **Fiscal year:** | | |
| 2026 | $ | 2,226 |
| 2027 | | 1,523 |
| 2028 | | — |
| 2029 | | 500 |
| 2030 | | — |
| 2031 and thereafter | | 500 |
| Total debt maturities | | 4,749 |
| Issuance costs | | (38) |
| Net carrying value | $ | 4,711 |

[1]  As of June 30, 2025, the holders of the 2028 Convertible Notes will have the option to convert the notes from July 1, 2025 through September 30, 2025. As such, the principal portion of these notes is reflected as current in the table above.

## Note 9.    Pension and Other Post-Retirement Benefit Plans

The Company has pension and other post-retirement benefit plans in various countries. The Company's principal pension plans are in Japan, Thailand, and the Philippines (the "Pension Plans"). All other pension and other post-retirement benefit plans are immaterial to the Consolidated Financial Statements. The expected long-term rate of return on the Pension Plans' assets is 2.5%.

*Obligations and Funded Status*

The following table presents the changes in unfunded status of the benefit obligations for the Pension Plans:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in millions)* | | |
| **Change in benefit obligation:** | | | |
| Projected benefit obligation at beginning of period | $ 244 | $ 273 | $ 294 |
| Service cost | 9 | 9 | 14 |
| Interest cost | 7 | 6 | 6 |
| Plan amendments | — | — | — |
| Actuarial gain | (6) | (17) | (6) |
| Benefits paid | (8) | (7) | (8) |
| Settlement/curtailment | — | 2 | (15) |
| Other | — | — | — |
| Non-U.S. currency movement | 26 | (22) | (12) |
| Projected benefit obligation at end of period | 272 | 244 | 273 |
| **Change in plan assets:** | | | |
| Fair value of plan assets at beginning of period | 184 | 185 | 189 |
| Actual return on plan assets | 3 | 12 | 7 |
| Employer contributions | 6 | 13 | 9 |
| Benefits paid | (8) | (7) | (8) |
| Non-U.S. currency movement | 19 | (19) | (12) |
| Fair value of plan assets at end of period | 204 | 184 | 185 |
| Unfunded status | $ 68 | $ 60 | $ 88 |

The following table presents the unfunded amounts related to the Pension Plans as recognized on the Company's Consolidated Balance Sheets:

| | June 27, 2025 | June 28, 2024 |
|---|---|---|
| | *(in millions)* | |
| Current liabilities | $ 1 | $ 1 |
| Non-current liabilities | 67 | 59 |
| Net amount recognized | $ 68 | $ 60 |

The accumulated benefit obligation for the Pension Plans was $272 million at June 27, 2025. As of June 27, 2025, the accumulated other income pension balance was $27 million. There were no material prior service credits for the Pension Plans recognized in Accumulated other comprehensive income (loss) in the Consolidated Balance Sheet as of June 27, 2025.

Net periodic benefit costs were not material for 2025, 2024 and 2023.

*Assumptions*

*Weighted-Average Assumptions*

The weighted-average actuarial assumptions used to determine the projected benefit obligations for the Pension Plans were as follows:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Discount rate | 2.9 % | 3.0 % | 2.2 % |
| Rate of compensation increase | 2.7 % | 2.7 % | 2.4 % |

The weighted-average actuarial assumptions used to determine benefit costs for the Pension Plans were as follows:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Discount rate | 3.0 % | 2.2 % | 2.3 % |
| Expected long-term rate of return on plan assets | 2.5 % | 2.5 % | 2.5 % |
| Rate of compensation increase | 2.7 % | 2.4 % | 2.3 % |

The Company develops a discount rate by calculating when the estimated benefit payments will be due. Management then matches the benefit payments to high quality bonds which match the timing of the expected benefit payments to determine the appropriate discount rate.

The Company develops the expected long-term rate of return on plan assets by analyzing rates of return in each plan as well as the investment portfolio applicable to the plan depending on each plan's economic environment. The Company's estimates of future rates of return on assets is based in large part on the projected rate of return from the respective investment managers using a long-term view of historical returns, as well as actuarial recommendations using the most current generational and mortality tables and rates. As of June 27, 2025, the Pension Plans' assets materially consisted of plan assets related to the Japan pension plan and, as such, the assumption used herein is primarily related to the Japan pension plan.

The Company develops the rate of compensation increase assumptions using local compensation practices and historical rates of increases.

*Plan Assets*

*Investment Policies and Strategies*

The investment policy in the Pension Plans is to generate a stable return on investments over a long-term horizon in order to have adequate pension funds to meet the Company's future obligations. In order to achieve this investment goal, a diversified portfolio with target asset allocation and expected rate of return is established by considering factors such as composition of participants, level of funded status, capacity to absorb risks and the current economic environment. The target asset allocation is 55% in debt securities, 30% in equity securities, and the remaining 15% in other assets. Risk management is accomplished through diversification, periodic review of plan asset performance and appropriate realignment of asset allocation. Assumptions regarding the expected long-term rate of return on plan assets are periodically reviewed and are based on the historical trend of returns, the risk and correlation of each asset and the latest economic environment.

The expected long-term rate of return is estimated based on many factors, including expected forecast for inflation, risk premiums for each asset class, expected asset allocation, current and future financial market conditions and diversification and rebalancing strategies. Historical return patterns and correlations, consensus return forecasts and other relevant financial factors are analyzed periodically by the investment advisor so as to ensure that the expected long-term rate of return is reasonable and appropriate.

*Fair Value Measurements*

The following tables present the Pension Plans' major asset categories and their associated fair values and net asset values as of June 27, 2025 and June 28, 2024:

| | June 27, 2025 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total |
| | *(in millions)* | | | |
| **Plan assets measured at fair value:** | | | | |
| Equity: | | | | |
| Equity commingled/mutual funds[(1)(2)] | $ — | $ 66 | $ — | $ 66 |
| Fixed income: | | | | |
| Fixed income commingled/mutual funds[(1)(3)] | — | 110 | — | 110 |
| Net plan assets subject to leveling | — | 176 | — | 176 |
| Real estate investment trust at net asset value | — | — | — | 28 |
| Total investments at fair value | $ — | $ 176 | $ — | $ 204 |

| | June 28, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total |
| | *(in millions)* | | | |
| **Plan assets measured at fair value:** | | | | |
| Equity: | | | | |
| Equity commingled/mutual funds[(1)(2)] | $ — | $ 58 | $ — | $ 58 |
| Fixed income: | | | | |
| Fixed income commingled/mutual funds[(1)(3)] | — | 99 | — | 99 |
| Net plan assets subject to leveling | — | 157 | — | 157 |
| Real estate investment trust at net asset value | — | — | — | 27 |
| Total investments at fair value | $ — | $ 157 | $ — | $ 184 |

[(1)] Commingled funds represent pooled institutional investments.
[(2)] Equity mutual funds invest primarily in equity securities.
[(3)] Fixed income mutual funds invest primarily in fixed income securities.

There were no significant movements of assets between any level categories in 2025 or 2024.

*Fair Value Valuation Techniques*

Equity securities are valued at the closing price reported on the stock exchange on which the individual securities are traded. Equity commingled/mutual funds are typically valued using the net asset value ("NAV") provided by the investment manager or administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. These assets are classified as either Level 1 or Level 2, depending on availability of quoted market prices for identical or similar assets.

If available, fixed income securities are valued using the close price reported on the major market on which the individual securities are traded and are classified as Level 1. The fair value of other fixed income securities is typically estimated using pricing models and quoted prices of securities with similar characteristics and is generally classified as Level 2.

Cash equivalents include money market accounts that are valued at their cost plus interest on a daily basis, which approximates fair value. Short-term investments represent securities with original maturities of one year or less. These assets are classified as either Level 1 or Level 2.

*Cash Flows*

The Company's expected employer contributions for 2026 and annual benefit payments over the next five years for its Pension Plans are not expected to be material.

**Note 10.   Leases and Other Commitments**

*Leases*

The Company leases certain domestic and international facilities and data center space under long-term, non-cancelable operating leases that expire at various dates through 2034. These leases include no material variable or contingent lease payments. Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using the Company's incremental borrowing rate. Operating lease assets also include prepaid lease payments minus any lease incentives. Extension or termination options present in the Company's lease agreements are included in determining the right-of-use asset and lease liability when it is reasonably certain the Company will exercise those options. Lease expense is recognized on a straight-line basis over the lease term.

The following table presents right-of-use lease assets and lease liabilities included in the Company's Consolidated Balance Sheets:

| | June 27, 2025 | June 28, 2024 |
|---|---|---|
| | *(in millions)* | |
| Operating lease right-of-use assets (included in Other non-current assets) | $ 123 | $ 143 |
| Operating lease liabilities: | | |
| Current portion of long-term operating lease liabilities (included in Accrued expenses) | 31 | 28 |
| Long-term operating lease liabilities (included in Other liabilities) | 110 | 133 |
| Total operating lease liabilities | $ 141 | $ 161 |

The following table summarizes supplemental disclosures of operating cost and cash flow information related to operating leases:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in millions)* | | |
| Cost of operating leases | $ 33 | $ 41 | $ 49 |
| Cash paid for operating leases | 36 | 44 | 43 |
| Operating lease assets obtained in exchange for operating lease liabilities | 18 | 10 | 11 |

The weighted average remaining lease term and discount rate for the Company's operating leases were as follows:

| | June 27, 2025 | June 28, 2024 |
|---|---|---|
| Weighted average remaining lease term in years | 6.1 | 6.6 |
| Weighted average discount rate | 5.0 % | 5.0 % |

As of June 27, 2025, minimum lease payments were as follows:

| | Lease Amounts |
|---|---:|
| | *(in millions)* |
| 2026 | $ 36 |
| 2027 | 30 |
| 2028 | 23 |
| 2029 | 18 |
| 2030 | 12 |
| Thereafter | 46 |
| Total future minimum lease payments | 165 |
| Less: imputed interest | 24 |
| Present value of lease liabilities | $ 141 |

*Purchase Agreements and Other Commitments*

In the normal course of business, the Company enters into purchase orders with suppliers for the purchase of components used to manufacture its products. These purchase orders generally cover forecasted component supplies needed for production during the next quarter, are recorded as a liability upon receipt of the components, and generally may be changed or canceled at any time prior to shipment of the components. The Company also enters into long-term agreements with suppliers that contain fixed future commitments, which are contingent on certain conditions such as performance, quality and technology of the vendor's components. As of June 27, 2025, the Company had the following minimum long-term commitments:

| | Long-term Commitments |
|---|---:|
| | *(in millions)* |
| 2026 | $ 50 |
| 2027 | 26 |
| Total | $ 76 |

**Note 11.   Western Digital Corporation 401(k) Plan**

The Company maintains the Western Digital Corporation 401(k) Plan (the "Plan"). The Plan covers substantially all U.S. employees, subject to certain eligibility requirements. Eligible employees receive employer matching contributions immediately upon hire. Eligible employees do not include individuals that are covered by a collective bargaining agreement, provide services as a consultant, interns, independent contractors, leased or temporary employees, or who otherwise are not treated as common-law employees.

Eligible employees are able to contribute up to 85% of their eligible compensation on a combined pre-tax and Roth basis regardless of age, and 10% of their eligible compensation on an after-tax basis, all subject to U.S. Internal Revenue Service ("IRS") limitations. The Company may make a basic matching contribution equal to 50% of each eligible participant's contribution that does not exceed 6% of the eligible participant's annual compensation in the year of contribution. Furthermore, the Company's employer matching contributions vest immediately. Contributions, including the Company's matching contribution to the Plan, are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.

Effective February 18, 2023, the Company announced its decision to suspend its previous practice of matching contributions. The Company later resumed matching contributions effective January 1, 2024.

For 2025, 2024 and 2023, the Company made Plan contributions of $22 million, $8 million and $13 million, respectively.

**Note 12.    Shareholders' Equity and Convertible Preferred Stock**

*2021 Long-Term Incentive Plan*

In November 2021, stockholders approved the Western Digital Corporation 2021 Long-Term Incentive Plan, (as amended and restated, the "2021 Plan"). Upon the effective date of the 2021 Plan, no new awards were granted under the Western Digital Corporation Amended and Restated 2017 Performance Incentive Plan (the "2017 Plan"). The types of awards that may be granted under the 2021 Plan include stock options, stock appreciation rights ("SARs"), RSUs, PSUs, restricted stock and other forms of awards granted or denominated in the Company's common stock or units of the Company's common stock, as well as cash awards. Persons eligible to receive awards under the 2021 Plan include officers and employees of the Company or any of its subsidiaries, directors of the Company and certain consultants and advisors to the Company or any of its subsidiaries. The vesting of awards under the 2021 Plan and the 2017 Plan is determined at the date of grant. Each award expires on a date determined at the date of grant; however, the maximum term of options and SARs is ten years after the grant date of the award. RSUs typically vest over periods ranging from two to four years from the date of grant. PSUs are granted to certain employees and vest only after the achievement of pre-determined performance conditions or market conditions and completion of requisite service periods. Once the performance conditions or market conditions are met, the employee's vesting of PSUs is generally subject to continued service.

Outstanding RSU and PSU awards have dividend equivalent rights which entitle holders of such outstanding awards to the same dividend value per share as holders of common stock. Dividend equivalent rights are subject to the same vesting and other terms and conditions as the corresponding unvested RSUs and PSUs. Dividend equivalent rights are accumulated and paid in additional shares when the underlying shares vest.

As of June 27, 2025, the maximum number of shares of the Company's common stock that was authorized for award grants under the 2021 Plan was 34.8 million shares. The 2021 Plan will terminate on November 22, 2031, unless terminated earlier by the Company's Board of Directors.

*Employee Stock Purchase Plan*

Under the Company's ESPP, eligible employees may authorize payroll deductions of up to 10% of their eligible compensation, subject to IRS limitations, during prescribed offering periods to purchase shares of the Company's common stock at 95% of the fair market value of common stock either at the beginning of that offering period or on the applicable exercise date, whichever is less. A participant may participate in only one offering period at a time, and a new offering period generally begins each June 1st and December 1st. Each offering period is generally 24 months and consists of four exercise dates (each, generally six months following the start of the offering period or the preceding exercise date, as the case may be). If the fair market value of the Company's common stock is less on a given exercise date than on the date of grant, employee participation in that offering period ends and participants are automatically re-enrolled in the next new offering period.

During 2025, 2024 and 2023, the Company issued 2.0 million, 2.4 million and 2.7 million shares, respectively, under the ESPP for aggregate purchase amounts of $77 million, $81 million and $92 million, respectively.

To the extent available, the Company may issue shares out of treasury stock upon the vesting of awards, the exercise of employee stock options and the purchase of shares pursuant to the ESPP.

*Stock-based Compensation Expense*

In connection with the Separation (as discussed in Note 3, *Discontinued Operations*), on February 21, 2025, all outstanding stock-based compensation awards associated with continuing Western Digital employees were adjusted with the intent to preserve the intrinsic value of each award immediately before and after the Separation. The adjustments were determined using a ratio calculated based on the closing price of the Company's common stock immediately before the Separation and the average of the closing price on each of the first five days of trading after the Separation. In addition, for PSUs, the conditions related to the Company's performance for the 2025 measurement period were modified and fixed at target. The remaining terms of the outstanding awards are unchanged and any unvested stock awards will continue to vest over the original vesting periods. An incremental value of approximately $40 million resulting from the adjustment of the unvested awards will be recognized ratably over the remaining service periods. Upon the Separation, approximately 3.1 million unvested stock-based compensation awards were retained by Sandisk employees and will vest upon completion of any remaining service period with Sandisk and approximately 3.5 million awards were cancelled from the Company's incentive plans.

The following tables present the Company's stock-based compensation for equity-settled awards by type and financial statement line items as well as the related tax benefit included in the Company's Consolidated Statements of Operations:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in millions)* | | |
| RSUs and PSUs | $ 151 | $ 182 | $ 201 |
| ESPP | 16 | 20 | 11 |
| Total | $ 167 | $ 202 | $ 212 |

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in millions)* | | |
| Cost of revenue | $ 34 | $ 36 | $ 35 |
| Research and development | 73 | 65 | 70 |
| Selling, general and administrative | 60 | 101 | 107 |
| Subtotal | 167 | 202 | 212 |
| Tax benefit | (23) | (30) | (29) |
| Total | $ 144 | $ 172 | $ 183 |

Any shortfalls or excess windfall tax benefits related to the vesting and exercise of stock-based awards, which are recognized as a component of the Company's Income tax expense, were not material for the periods presented.

Compensation costs related to unvested RSUs, PSUs and rights to purchase shares of common stock under the ESPP will generally be amortized on a straight-line basis over the remaining average service period. The following table presents the unamortized compensation cost and weighted average service period of all unvested outstanding awards as of June 27, 2025:

| | Unamortized Compensation Costs | Weighted Average Service Period |
|---|---|---|
| | *(in millions)* | *(years)* |
| RSUs and PSUs [1] | $ 245 | 2.1 |
| ESPP | 23 | 1.4 |
| Total unamortized compensation cost | $ 268 | |

[1] Weighted average service period assumes the performance conditions are met for the PSUs.

## Plan Activities

### Stock Options

No options were granted or exercised in 2025, 2024 or 2023. As of June 27, 2025, there were no remaining outstanding options.

### RSUs and PSUs

The following table summarizes RSU and PSU activity under the Company's incentive plans:

| | Number of Shares | Weighted Average Grant Date Fair Value | Aggregate Intrinsic Value at Vest Date |
|---|---|---|---|
| | *(in millions)* | | *(in millions)* |
| RSUs and PSUs outstanding at July 1, 2022 | 15.4 | $ 52.89 | |
| Granted | 6.6 | 41.27 | |
| Vested | (6.6) | 54.05 | $ 274 |
| Forfeited | (1.6) | 54.56 | |
| RSUs and PSUs outstanding at June 30, 2023 | 13.8 | 46.56 | |
| Granted | 6.6 | 42.29 | |
| Vested | (5.8) | 48.26 | $ 297 |
| Forfeited | (1.6) | 45.62 | |
| RSUs and PSUs outstanding at June 28, 2024 | 13.0 | 44.42 | |
| Granted | 5.5 | 40.99 | |
| Vested | (6.5) | 41.08 | $ 379 |
| Forfeited | (1.4) | 50.91 | |
| Share conversion due to Separation | 2.6 | 52.15 | |
| Awards cancelled due to Separation | (3.5) | 52.32 | |
| RSUs and PSUs outstanding at June 27, 2025 | 9.7 | $ 33.56 | |

RSUs and PSUs are generally settled in an equal number of shares of the Company's common stock at the time of vesting of the units.

## Fair Value Valuation Assumptions

### RSU and PSU Grants

The fair value of the Company's RSU and PSU awards is determined based upon the closing price of the Company's stock price on the date of grant. The fair value of PSU awards with a market condition is estimated using a Monte Carlo simulation model on the date of grant.

### ESPP – Black-Scholes-Merton Model

The fair value of ESPP purchase rights issued is estimated at the date of grant of the purchase rights using the Black-Scholes-Merton option pricing model. The Black-Scholes-Merton option pricing model requires the input of assumptions such as the expected stock price volatility and the expected period until options are exercised. Purchase rights under the ESPP are generally granted on either June 1st or December 1st of each year.

The fair values of ESPP purchase rights have been estimated at the date of grant using a Black-Scholes-Merton option pricing model with the following weighted average assumptions:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Weighted-average expected term (in years) | 1.16 | 1.25 | 1.25 |
| Risk-free interest rate | 4.19% | 4.93% | 4.52% |
| Stock price volatility | 0.39 | 0.39 | 0.46 |
| Dividend yield | 0.01% | —% | —% |
| Fair value | $13.32 | $15.08 | $9.70 |

**Convertible Preferred Stock**

On January 31, 2023, the Board of Directors of the Company authorized the designation of 900,000 shares of Series A Convertible Perpetual Preferred Stock, par value $0.01 per share (the "Preferred Shares") from the Company's existing five million authorized but unissued shares of preferred stock and issued the Preferred Shares through a private placement for an aggregate purchase price of $900 million, less issuance costs of $24 million. During the year ended June 28, 2024, 665,000 of the Preferred Shares were converted into approximately 15 million shares of common stock in accordance with the original terms of the Preferred Shares. As of both June 27, 2025 and June 28, 2024, 235,000 Preferred Shares were outstanding.

*Preferred dividend provisions*

The Preferred Shares have an initial stated value of $1,000 per share and accrue a cumulative preferred dividend at an annual rate of 6.25% per annum (increasing to 7.25% per annum on January 31, 2030 and to 8.25% per annum on January 31, 2033) compounded on a quarterly basis. Such dividends are payable on a quarterly basis in cash or in-kind through an increase to the stated value. Dividends in-kind were declared from the date of issuance of the Preferred Shares through December 31, 2024. Preferred dividends in cash of $8 million were declared and paid in 2025. The Preferred Shares also participate in any dividends declared for common shareholders on an as-converted equivalent basis. As of June 27, 2025 and June 28, 2024, accumulated dividends in-kind were $30 million and $22 million, respectively.

*Conversion rights*

The Preferred Shares are convertible into shares of the Company's common stock at a conversion rate of approximately $35.51 per share (the "Conversion Price"). The conversion rate was adjusted from the initial conversion rate of $47.75 per share as a result of the Separation, in accordance with the Certificate of Designations for the Preferred Shares, using a ratio of the closing price of the Company's and Sandisk's common stock over the first 10 trading days after the Separation. This rate is subject to future anti-dilution adjustments and certain other one-time adjustments in the event of various specified spin-off-related transactions. This Conversion Price applies to the total of the stated value of the Preferred Shares plus any cumulative accrued but unpaid dividends (the "Accumulated Stated Value"). In the case of future standalone spin-off transactions, the holders of the Preferred Shares may convert one-third of their Preferred Shares into a similar class of preferred shares of the spin-off entity. The Company may opt to convert the Preferred Shares after January 31, 2026, if the closing price per share of the Company's common stock exceeds 150% of the Conversion Price for at least 20 out of 30 consecutive trading days immediately before the Company's conversion notice.

As of June 27, 2025 and June 28, 2024, the Preferred Shares outstanding would have been convertible, if otherwise permitted, into 7 million and 5 million shares of common stock, respectively, based on the conversion rate in effect at each such date.

*Redemption*

After January 31, 2030, the Company will have the right, but not the obligation, to redeem the Preferred Shares for an amount in cash equal to 110% of the Accumulated Stated Value. Redemption is contingently mandatory in the event of a fundamental change in the business as defined in the designation of the Preferred Shares.

The Preferred Shares have been classified as mezzanine equity in the Company's Consolidated Balance Sheets because, in the event of certain fundamental changes in the business that are not solely within the control of the Company, the Preferred Shares would become redeemable at the option of the holders. The Company did not adjust the carrying values of the Preferred Shares to the current redemption value of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate redemption value will be made only if and when it becomes probable that such a fundamental change in the business will occur.

*Voting right*

The Preferred Shares will vote, to the extent permitted under the Nasdaq listing rules, on an as-converted equivalent basis along with holders of the Company's common stock.

*Liquidation preference*

In the event of any voluntary or involuntary liquidation, holders of the Preferred Shares will be senior to the holders of the Company's common stock and the liquidation preference is the greater of (i) the sum of an amount in cash equal to 110% of the Accumulated Stated Value plus accrued and unpaid dividends and (ii) the payment that the holders of the Preferred Shares would have received had all the Preferred Shares been converted into common stock immediately prior to such liquidation, before any distributions are made to common shareholders and all other classes of junior capital stock of the Company. As of June 27, 2025 and June 28, 2024, the total aggregate liquidation preference was $265 million and $257 million, respectively.

**Share Repurchase Program**

On May 9, 2025, the Company's Board of Directors authorized a share repurchase program for the repurchase of up to $2.0 billion of the Company's common stock. There is no expiration date for the share repurchase program. For the year ended June 27, 2025, the Company repurchased 2.8 million shares for a total cost of $149 million. The remaining amount available to be repurchased under the Company's share repurchase program as of June 27, 2025 was $1.85 billion. Repurchases under the share repurchase program may be made in the open market or in privately negotiated transactions and may be made under a Rule 10b5-1 plan. The Company expects share repurchases to be funded principally by operating cash flows. The amount and timing of share repurchases will depend on market conditions and other corporate considerations. The company may suspend or discontinue the share repurchase program at any time.

**Stock Reserved for Issuance**

The following table summarizes all common stock reserved for issuance at June 27, 2025:

|  | Number of Shares |
|---|---|
|  | *(in millions)* |
| Convertible notes | 55 |
| Outstanding awards and shares available for award grants | 30 |
| Convertible preferred stock | 10 |
| ESPP | 4 |
| Total | 99 |

**Dividends to Common Shareholders**

On April 29, 2025, the Company's Board of Directors authorized the adoption of a quarterly cash dividend program. Under the cash dividend program, holders of the Company's common stock will receive dividends when and as declared by the Board of Directors. During the year ended June 27, 2025, the Company paid cash dividends of $0.10 per share of its outstanding common stock, totaling $36 million, including payment to holders of the Company's Series A Preferred Stock in accordance with their participation rights.

Subsequent to year-end, on July 29, 2025, the Board of Directors declared a cash dividend of $0.10 per share of the Company's common stock, which will be paid on September 18, 2025 to shareholders of record as of the close of business on September 4, 2025.

The Company may modify, suspend, or cancel its cash dividend program in any matter and at any time. The amount of future dividends under the Company's cash dividend program, and the declaration and payment thereof, will be based upon all relevant factors, including the Company's financial position, results of operations, cash flows, capital requirements and restrictions under the Company's Loan Agreement and other financing agreements, and shall be in compliance with applicable law.

## Note 13.  Income Taxes

*Income (Loss) Before Taxes*

The domestic and foreign components of Income (loss) before taxes were as follows:

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
|  | *(in millions)* | | |
| Foreign | $ 2,602 | $ (492) | $ (696) |
| Domestic | (1,472) | (247) | (153) |
| Income (loss) before taxes | $ 1,130 | $ (739) | $ (849) |

*Income Tax Expense (Benefit)*

The components of Income tax expense (benefit) were as follows:

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
|  | *(in millions)* | | |
| Current: | | | |
| Foreign | $ 213 | $ 77 | $ 27 |
| Domestic - Federal | 90 | 34 | 28 |
| Domestic - State | (1) | 6 | (8) |
|  | 302 | 117 | 47 |
| Deferred: | | | |
| Foreign | (1) | (8) | 10 |
| Domestic - Federal | (773) | (68) | 1 |
| Domestic - State | (41) | (15) | (5) |
|  | (815) | (91) | 6 |
| Income tax expense (benefit) | $ (513) | $ 26 | $ 53 |

Previously, the Tax Cuts and Jobs Act of 2017 ("TCJA") eliminated the ability to deduct research and development ("R&D") expenditures in the year incurred, requiring capitalization and amortization under Internal Revenue Code Section 174. On July 4, 2025, the One Big Beautiful Bill Act of 2025 ("OBBBA") was signed into law, which includes broad tax reform provisions that extend and modify key elements of the TCJA. Notably, the new legislation now allows an option for the immediate expensing of domestic R&D expenditures, beginning with fiscal year 2026. The legislation also includes favorable modifications to international tax provisions, including changes to the Global Intangible Low-Taxed Income regime and enhancements to the Foreign-Derived Intangible Income deduction. Because the OBBBA provisions are not effective for the Company until fiscal year 2026 and the enactment date occurred after the balance sheet date, the tax effects of the OBBBA are not included in the operating results for the fiscal year ended June 27, 2025.

On August 16, 2022, the Inflation Reduction Act of 2022 was signed into law, which contained, among other things, a corporate alternative minimum tax ("CAMT") of 15% on corporations with three-year average annual adjusted financial statement income ("AFSI") exceeding $1.00 billion. The CAMT became effective for the Company beginning with fiscal year 2024. The Company was not subject to CAMT in fiscal year 2024 and does not expect to be subject to CAMT for fiscal year 2025 as its average annual AFSI did not exceed $1.00 billion for the preceding three-year period.

On December 20, 2021, the Organization for Economic Co-operation and Development G20 Inclusive Framework on Base Erosion and Profit Shifting released Model Global Anti-Base Erosion rules under Pillar Two. Several non-U.S. jurisdictions have either enacted legislation or announced their intention to enact future legislation to adopt certain or all components of Pillar Two, also known as Global Minimum Tax ("GMT"), some of which are effective for the Company in fiscal year 2025. For fiscal year 2025, the Company currently expects to be able to meet certain transitional safe harbors and does not expect any material GMT taxes. As most of the jurisdictions in which the Company operates have adopted this legislation for fiscal year 2026, the Company expects there will be increases in the Company's future tax obligations in these jurisdictions.

*Deferred Taxes*

Temporary differences and carryforwards, which give rise to a significant portion of deferred tax assets and liabilities were as follows:

| | June 27, 2025 | | June 28, 2024 | |
|---|---|---|---|---|
| | *(in millions)* | | | |
| Deferred tax assets: | | | | |
| Sales related reserves and accrued expenses not currently deductible | $ | 38 | $ | 34 |
| Accrued compensation and benefits not currently deductible | | 75 | | 75 |
| Net operating loss carryforward | | 133 | | 134 |
| Business credit carryforward | | 562 | | 520 |
| Long-lived assets | | 796 | | 42 |
| Interest and hedging costs not currently deductible | | 166 | | 187 |
| Other | | 29 | | 11 |
| Total deferred tax assets | | 1,799 | | 1,003 |
| Deferred tax liabilities: | | | | |
| Long-lived assets | | (40) | | (33) |
| Unremitted earnings of certain non-U.S. entities | | (149) | | (218) |
| Other | | (12) | | — |
| Total deferred tax liabilities | | (201) | | (251) |
| Valuation allowances | | (598) | | (527) |
| Deferred tax assets, net | $ | 1,000 | $ | 225 |

The increase in the deferred tax assets is attributable primarily to one-time deferred tax benefits related to the inter-entity asset transfer in conjunction with the Separation and the mandatory capitalization of R&D expenditures. While the OBBBA allows for the immediate expensing of domestic R&D expenditures, these provisions are not effective for Company until fiscal year 2026. As such, the Company is required to capitalize a portion of its R&D expenditures in fiscal year 2025 under the prior law. The change in the deferred tax liabilities is attributable primarily to a remeasurement of the Company's California taxes associated with its un-remitted earnings of its non-U.S. entities. This change is offset entirely by an equal and offsetting change in the valuation allowance. The Company continues to assess and adjust its valuation allowance based on operating results and market conditions. After weighing both the positive and negative evidence available, including, but not limited to, earnings history, projected future outcomes, industry and market trends and the nature of each of the deferred tax assets, the Company determined that it is able to realize its deferred tax assets except for certain loss and credit carryforwards.

The Company is permanently reinvested with respect to certain foreign earnings. There is no unrecognized deferred tax liability associated with the repatriation of these foreign undistributed earnings as it can be achieved without additional federal tax consequences.

*Effective Tax Rate*

Reconciliation of the U.S. Federal statutory rate to the Company's effective tax rate is as follows:

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| U.S. Federal statutory rate | 21 % | 21 % | 21 % |
| Tax rate differential on international income | (36) | (22) | (22) |
| Tax effect of U.S. foreign income inclusion | 1 | (1) | (1) |
| Tax effect of U.S. foreign minimum tax | 25 | (6) | — |
| Tax effect of U.S. stock-based compensation | (2) | (1) | (1) |
| Tax effect of non-deductible loss on retained interest in Sandisk | 16 | — | — |
| Tax effect of U.S. permanent differences | — | 5 | (1) |
| State income tax, net of federal tax | — | 2 | (1) |
| Change in valuation allowance | 6 | (3) | 1 |
| Unremitted earnings of certain non-U.S. entities | (2) | (2) | (1) |
| Foreign income tax credits | (8) | 1 | — |
| R&D tax credits | (6) | 5 | 4 |
| U.S. return to provision | 1 | — | (1) |
| Tax reserves | 1 | (3) | (3) |
| Inter-entity asset transfer | (61) | — | — |
| Other | (1) | — | (1) |
| Effective tax rate | (45)% | (4)% | (6)% |

The tax rate differentials on international income are comprised primarily of reduced tax rates from the Company tax holidays and tax incentive programs in the Philippines and Thailand in fiscal years 2025 and 2024, and in Malaysia, the Philippines, and Thailand in fiscal 2023.

*Tax Holidays and Carryforwards*

A substantial portion of the Company's manufacturing operations in the Philippines and Thailand operate under various tax holidays and tax incentive programs, which will expire in whole or in part at various dates during 2026 through 2033. Certain tax holidays and tax incentive programs may be extended if specific conditions are met. On November 1, 2023, the Company's tax holiday in Malaysia expired. The Company has applied for an extension and continues to be engaged in active discussions with the Malaysian Investment Development Authority. Because the exact terms of an extension are not currently known, the Company is applying the Malaysia corporate statutory tax rate on its Malaysian income for the full fiscal year. If an extension is granted, the Company will make an adjustment to its effective tax rate in that period.

The direct tax impact of these tax holidays and tax incentives was an increase to the Company's net earnings by $551 million, or $1.54 per diluted share, $209 million, or $0.64 per diluted share, and $140 million, or $0.44 per diluted share, in 2025, 2024 and 2023, respectively.

As of June 27, 2025, the Company had varying amounts of federal and state NOL/tax credit carryforwards that do not expire or, if not used, expire in various years. Following is a summary of the Company's federal and state NOL/tax credit carryforwards and the related expiration dates of these NOL/tax credit carryforwards:

| Jurisdiction | NOL/Tax Credit Carryforward Amount | Expiration |
|---|---|---|
| | *(in millions)* | |
| Federal NOL (Pre 2017 Act Generation) | $ 563 | 2026 to 2038 |
| California NOL | 348 | 2040 to 2047 |
| Other State NOL | 292 | Various |
| Federal tax credits | 89 | 2027 to 2036 |
| State tax credits | 750 | No expiration |

The federal and state NOLs and credits relating to various acquisitions are subject to limitations under Sections 382 and 383 of the U.S. Internal Revenue Code. The Company expects the total amount of federal and state NOLs ultimately realized will be reduced as a result of these provisions by $116 million and $240 million, respectively. The Company expects the total amount of federal and state credits ultimately realized will be reduced as a result of these provisions by $27 million and $2 million, respectively.

As of June 27, 2025, the Company had varying amounts of foreign NOL carryforwards that do not expire or, if not used, expire in various years, depending on the country. The major jurisdictions that the Company receives foreign NOL carryforwards and the related amounts and expiration dates of these NOL carryforwards are as follows:

| Jurisdiction | NOL Carryforward Amount | Expiration |
|---|---|---|
| | *(in millions)* | |
| Malaysia | $ 69 | 2029 |
| Japan | 42 | 2026 |

*Uncertain Tax Positions*

With the exception of certain unrecognized tax benefits that are directly associated with the tax position taken, unrecognized tax benefits are presented gross in the Consolidated Balance Sheets.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits excluding accrued interest and penalties:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in millions)* | | |
| Unrecognized tax benefit, beginning balance | $ 721 | $ 1,021 | $ 1,047 |
| Gross increases related to current year tax positions | 11 | 25 | 7 |
| Gross increases related to prior year tax positions | 26 | 73 | 22 |
| Gross decreases related to prior year tax positions | (13) | (32) | (47) |
| Settlements | (40) | (363) | (5) |
| Lapse of statute of limitations | (10) | (3) | (3) |
| Distribution in connection with the Separation | (126) | — | — |
| Unrecognized tax benefit, ending balance | $ 569 | $ 721 | $ 1,021 |

As of June 27, 2025, June 28, 2024 and June 30, 2023, the portion of the gross unrecognized tax benefits, if recognized, that would affect the effective tax rate is $416 million, $555 million and $855 million, respectively. It is the Company's policy to include interest and penalties related to its gross unrecognized tax benefits as a component of the provision for income taxes. Accrued interest and penalties included in the Company's liability related to unrecognized tax benefits as of June 27, 2025, June 28, 2024 and June 30, 2023 was $82 million, $181 million and $289 million, respectively. As of June 27, 2025, June 28, 2024 and June 30, 2023, the Company's payables related to unrecognized tax benefits, including accrued interest and penalties, were $498 million, $736 million and $1.14 billion, respectively. Of these amounts, approximately $332 million, including interest and penalties, could result in potential cash payments to be made within the next twelve months and have been included in Income taxes payable on the Consolidated Balance Sheets as of June 27, 2025. The remaining payables related to unrecognized tax benefits, including accrued interest and penalties, are included in Other liabilities on the Consolidated Balance Sheets as of June 27, 2025 and June 28, 2024.

This potential cash payment is expected to be netted with offsetting favorable tax receivables totaling $148 million, including among other things, a reduction to our mandatory deemed repatriation tax obligations related to the settlement for the years 2008 through 2015, for a potential net cash payment of $184 million. These tax receivables are classified in Other current assets on the Consolidated Balance Sheets as of June 27, 2025.

The Company files U.S. Federal, U.S. state and foreign tax returns. For both federal and state tax returns, with few exceptions, the Company is subject to examination for 2016 through 2024. The Company is no longer subject to examination by the IRS for periods prior to 2016, although carry forwards generated prior to those periods may still be adjusted upon examination by the IRS or state taxing authority if they either have been or will be used in a subsequent period. In the following major foreign jurisdictions where there is no tax holiday, the Company could be subject to examination as noted below:

| Jurisdiction | Period Subject to Examination |
|---|---|
| China (calendar) | 2014-2024 |
| India (fiscal) | 2017-2024 |
| Japan (fiscal) | 2016-2024 |
| Malaysia (fiscal) | 2018-2024 |
| Thailand (fiscal) | 2014-2024 |
| Singapore (fiscal) | 2021-2024 |
| United Kingdom (fiscal) | 2023-2024 |

The Company had previously reached a final agreement with the IRS regarding notices of deficiency with respect to years 2008 through 2012 and in February 2024, the Company also reached a final agreement for resolving the notices of proposed adjustments with respect to years 2013 through 2015. During the year ended June 27, 2025, the Company made payments of $130 million for interest with respect to years 2008 through 2012 and $32 million for tax and interest with respect to years 2013 through 2015, resulting in no remaining liability as of June 27, 2025 related to all years from 2008 through 2015.

In connection with settlements for the years 2008 through 2015, the Company expects to realize reductions to its mandatory deemed repatriation tax obligations and tax savings from interest deductions in future years aggregating to approximately $166 million. Of this amount, $65 million of interest savings from the interest paid with respect to years 2008 through 2015 is classified as a deferred tax asset due to interest expense limitation rules.

The Company believes that adequate provision has been made for any adjustments that may result from any other tax examinations. However, the outcome of such tax examinations cannot be predicted with certainty. If any issues addressed in the Company's tax examinations are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income taxes in the period such resolution occurs. As of June 27, 2025, with the exception of the net potential payment of $183 million, it was not possible to estimate the amount of change, if any, in the unrecognized tax benefits that is reasonably possible within the next twelve months. Any significant change in the amount of the Company's liability for unrecognized tax benefits would most likely result from additional information relating to the examination of the Company's tax returns.

### Note 14.   Net Income (Loss) Per Common Share

The following table presents the computation of basic and diluted income (loss) per common share:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in millions, except per share data)* | | |
| Net income (loss) from continuing operations | $ 1,643 | $ (765) | $ (902) |
| Less: dividends allocated to preferred shareholders | 17 | 54 | 24 |
| Less: income attributable to participating securities | 28 | — | — |
| Net income (loss) from continuing operations attributable to common shareholders - basic | 1,598 | (819) | (926) |
| Net income (loss) from discontinued operations, net of taxes, attributable to common shareholders | 242 | (33) | (782) |
| Net income (loss) attributable to common shareholders - basic | $ 1,840 | $ (852) | $ (1,708) |
| | | | |
| Net income (loss) from continuing operations attributable to common shareholders - basic | $ 1,598 | $ (819) | $ (926) |
| Re-allocation of participating securities considered potentially dilutive securities | 1 | — | — |
| Net income (loss) from continuing operations attributable to common shareholders - diluted | 1,599 | (819) | (926) |
| Net income (loss) from discontinued operations, net of taxes, attributable to common shareholders | 242 | (33) | (782) |
| Net income (loss) attributable to common shareholders - diluted | $ 1,841 | $ (852) | $ (1,708) |
| | | | |
| Weighted average shares: | | | |
| Basic | 347 | 326 | 318 |
| RSUs, PSUs, ESPP, and the convertible notes | 12 | — | — |
| Diluted | 359 | 326 | 318 |
| | | | |
| Net income (loss) per common share: | | | |
| Continuing operations - basic | $ 4.61 | $ (2.51) | $ (2.91) |
| Discontinued operations - basic | 0.70 | (0.10) | (2.46) |
| Net income (loss) per common share - basic | 5.31 | (2.61) | (5.37) |
| | | | |
| Continuing operations - diluted | 4.45 | (2.51) | (2.91) |
| Discontinued operations - diluted | 0.67 | (0.10) | (2.46) |
| Net income (loss) per common share - diluted | 5.12 | (2.61) | (5.37) |
| | | | |
| Anti-dilutive potential common shares excluded | — | 22 | 14 |

Basic income (loss) per share attributable to common shareholders is computed using (i) net income (loss) less (ii) dividends paid to holders of Preferred Shares less (iii) net income (loss) attributable to participating securities divided by (iv) weighted average basic shares outstanding. Diluted net income (loss) per share attributable to common shareholders is computed as (i) basic net income (loss) attributable to common shareholders plus (ii) diluted adjustments to income allocable to participating securities divided by (iii) weighted average diluted shares outstanding. The "if-converted" method is used to determine the dilutive impact for the convertible notes and the Preferred Shares. The treasury stock method is used to determine the dilutive impact of unvested equity awards.

For 2025, based on the Company's average stock price during the period, an insignificant number of common shares subject to outstanding equity awards were anti-dilutive. For 2024 and 2023, the Company recorded a net loss and all shares subject to outstanding equity awards were excluded from the calculation of diluted shares for the period because their impact would have been anti-dilutive.

### Note 15.   Business Realignment Charges

The Company periodically incurs charges to realign its business operations with anticipated market demand, primarily consisting of organization rationalization designed to streamline its business, reduce its cost structure and focus its resources. These actions may result in charges for employee termination benefits or charges from the impairment of intangible assets and other long-lived assets. In this regard, in 2024, the Company reassessed existing capacity development plans and made a decision to cancel certain projects, including projects to expand capacity in its Penang, Malaysia facility, resulting in the impairment of existing construction in progress, other assets and the recognition of a liability for certain contract termination costs. The Company may also periodically record credits related to gains upon ultimate sale of property in connection with these activities.

The Company recorded the following charges related to these actions:

| | 2025 | | 2024 | | 2023 | |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| Employee termination benefits | $ | 2 | $ | 34 | $ | 130 |
| Asset impairments | | — | | 146 | | 19 |
| Other charges (gains): | | | | | | |
| Gain on disposition of assets and other charges | | — | | — | | (8) |
| Contract termination and other | | 2 | | 29 | | 5 |
| Recovery of non-cancellable purchase orders | | (10) | | — | | — |
| Total business realignment charges | $ | (6) | $ | 209 | $ | 146 |

The following table presents an analysis of the components of these activities against the reserve (included in Accrued expenses) during the year ended June 27, 2025:

| | Employee Termination Benefits | | Contract Termination and Other | | Total | |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| Accrual balance at June 28, 2024 | $ | — | $ | 28 | $ | 28 |
| Charges | | 2 | | 2 | | 4 |
| Cash payments | | (1) | | (11) | | (12) |
| Recovery of non-cancellable purchase orders | | — | | (10) | | (10) |
| Accrual balance at June 27, 2025 | $ | 1 | $ | 9 | $ | 10 |

## Note 16.   Supplier Finance Program

The Company maintains a voluntary supplier finance program that provides participating suppliers with enhanced receivable options. The program allows participating suppliers of the Company, at their sole discretion and cost, to sell their receivables due from the Company to a third-party financial institution and receive early payment at terms negotiated between the supplier and the third-party financial institution. The Company's vendor payment terms and amounts are not impacted by a supplier's decision to participate in this program.

The Company's current payment terms with its suppliers under these programs generally range from 60 to 90 days and payment terms that the Company negotiates with its suppliers are not impacted by whether a supplier participates in the program. The Company does not provide any guarantees to any third parties, and no assets are pledged in connection with the arrangements.

The Company's outstanding payment obligations to vendors eligible to participate under its supplier finance program were $39 million and $37 million as of June 27, 2025 and June 28, 2024, respectively, and are included within Accounts payable on the Company's Consolidated Balance Sheets with the associated payments reflected in the operating activities section of the Consolidated Statements of Cash Flows. The roll-forward of the Company's outstanding obligations confirmed as valid under its supplier finance program for the year ended June 27, 2025 is as follows (in millions):

| | | |
|---|---|---:|
| Confirmed obligation outstanding at the beginning of the year | $ | 37 |
| Invoices confirmed during the year | | 244 |
| Confirmed invoices paid during the year | | (242) |
| Confirmed obligations outstanding at the end of the year | $ | 39 |

## Note 17.   Legal Proceedings

*Intellectual Property Litigation*

On August 26, 2022, MR Technologies, GmbH ("MRT") filed an action in the United States District Court for the Central District of California (the "Central District Court") against the Company's wholly-owned subsidiary, Western Digital Technologies, Inc., alleging infringement of U.S. Patent Nos. 9,978,413, 9,928,864, 11,133,031 and 11,138,997, each of which relate to HDD media. As the case progressed, MRT dropped its claims with respect to U.S. Patent Nos. 9,978,413 and 11,133,031, and the case proceeded to trial in July 2024 on the remaining two patents (together, the "MRT Patents"). The trial concluded on July 26, 2024, and the jury awarded MRT a lump sum of $262 million for use of the MRT Patents in the past and through their remaining lives. MRT also requested and was awarded prejudgment interest totaling $117 million in a judgment entered on August 15, 2024. In addition, MRT requested attorney's fees and post-judgment interest.

In the fourth quarter of fiscal year 2024, the Company recognized an aggregate liability for this matter of $384 million with $291 million recognized as an Operating expense under Litigation matter for the year ended June 28, 2024 and $93 million recognized as Other non-current assets for the patent licenses, to be amortized over their remaining lives.

Subsequently, in April 2025, pursuant to a confidential agreement, MRT and the Company reached a global settlement of $130 million for all pending legal disputes. The settlement resulted in the dismissal of the MRT matter, as well as a second patent litigation matter MRT filed on August 22, 2024 against the Company. As a result of the settlement, the Company reversed $201 million of previously recorded charges in Operating expense under Litigation matter and $6 million of post-judgment interest previously recorded in Other income (expense), net.

On September 28, 2016, SPEX Technologies, Inc. ("SPEX") filed a lawsuit in the Central District Court against the Company and two of the Company's current or former wholly-owned subsidiaries, Western Digital Technologies, Inc. and HGST Inc., alleging infringement of U.S. Patent Nos. 6,088,802 and 6,003,135, both of which allegedly relate to moving a security mechanism (e.g., the encrypting/decrypting mechanism) from a host computer or a separate device to a peripheral device that provides data storage. As the case progressed, SPEX dismissed its allegations relating to U.S. Patent No. 6,003,135 and narrowed its case to one claim related to U.S. Patent No. 6,088,802 and asserted this against certain HDD products that may include certain encryption capabilities. The trial commenced on October 8, 2024, and concluded on October 18, 2024, and the jury awarded SPEX damages of $316 million for the use of one claim related to U.S. Patent No. 6,088,802 in the past, prior to its expiration in 2017. On January 8, 2025, the Court entered judgment for SPEX in accordance with the verdict and also awarded SPEX prejudgment interest of $237 million and legal costs. On June 16, 2025, the Court ruled on the Company's post-trial motions, finding that SPEX did not present sufficient evidence on which a damages award could be determined and therefore awarded nominal damages of $1. On June 27, 2025, the Court entered an amended judgment awarding SPEX nominal damages of $1 with no prejudgment interest and no legal costs. The Company has appealed the infringement finding, and SPEX has appealed damages-related issues. Based on available appellate arguments, the Company believes a loss is not probable and has not accrued a liability as a result of the jury verdict or the entry of amended judgment in its financial statements as of June 27, 2025.

*Other Matters*

In the normal course of business, the Company is subject to legal proceedings, lawsuits and other claims. Although the ultimate aggregate amount of reasonably possible monetary liability or financial impact with respect to these other matters is subject to many uncertainties, management believes that any monetary liability or financial impact to the Company from these matters, individually and in the aggregate, would not be material to the Company's financial condition, results of operations or cash flows. However, any monetary liability and financial impact to the Company from these matters could differ materially from management's expectations.

The ability to predict the ultimate outcome of any legal proceeding involves judgments, estimates and inherent uncertainties. The actual outcome of these matters could differ materially from management's estimates.

**Note 18.    Quarterly Results of Operations (unaudited)**

As discussed in Note 1, as a result of the Separation, the historical net income (loss) of Sandisk is reported in the Company's consolidated financial statements as discontinued operations. The below provides unaudited summarized quarterly financial information on this basis to allow for a meaningful comparison of continuing operations:

| | First | | Second | | Third | | Fourth |
|---|---|---|---|---|---|---|---|
| | *(in millions, except per share amounts)* | | | | | | |
| **2025** | | | | | | | |
| Revenue, net | $ | 2,212 | $ | 2,409 | $ | 2,294 | $ | 2,605 |
| Gross profit | | 806 | | 907 | | 912 | | 1,067 |
| Net income from continuing operations | | 153 | | 466 | | 772 | | 252 |
| Net income | | 493 | | 594 | | 520 | | 282 |
| | | | | | | | |
| Net income per common share: | | | | | | | |
| Continuing operations - basic | $ | 0.43 | $ | 1.32 | $ | 2.17 | $ | 0.70 |
| Earnings per common share - basic | | 1.40 | | 1.68 | | 1.46 | | 0.78 |
| Continuing operations - diluted | | 0.42 | | 1.28 | | 2.11 | | 0.67 |
| Earnings per common share - diluted | | 1.35 | | 1.63 | | 1.42 | | 0.75 |

| | First | | Second | | Third | | Fourth |
|---|---|---|---|---|---|---|---|
| | *(in millions, except per share amounts)* | | | | | | |
| **2024** | | | | | | | |
| Revenue, net | $ | 1,194 | $ | 1,367 | $ | 1,752 | $ | 2,004 |
| Gross profit | | 244 | | 313 | | 519 | | 697 |
| Net income (loss) from continuing operations | | (365) | | (146) | | (8) | | (246) |
| Net income (loss) | | (685) | | (287) | | 135 | | 39 |
| | | | | | | | |
| Net income (loss) per common share: | | | | | | | |
| Continuing operations - basic | $ | (1.18) | $ | (0.49) | $ | (0.07) | $ | (0.77) |
| Earnings (loss) per common share - basic | | (2.17) | | (0.92) | | 0.35 | | 0.08 |
| Continuing operations - diluted | | (1.18) | | (0.49) | | (0.07) | | (0.77) |
| Earnings (loss) per common share - diluted | | (2.17) | | (0.92) | | 0.35 | | 0.08 |

**Item 9.** ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

**Item 9A.** ***Controls and Procedures***

*Evaluation of Disclosure Controls and Procedures*

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective.

*Management's Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013)*. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of the end of the period covered by this Annual Report on Form 10-K. KPMG LLP, our independent registered public accounting firm, which audited the Consolidated Financial Statements included in this Annual Report on Form 10-K, has issued an audit report on our internal control over financial reporting. See Report of Independent Registered Public Accounting Firm herein.

*Changes in Internal Control over Financial Reporting*

There has been no change in our internal control over financial reporting during the quarter ended June 27, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

*Inherent Limitations of Effectiveness of Controls*

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the benefits of controls must be considered relative to their costs. Because of the inherent limitations in a system of internal control over financial reporting, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

**Item 9B.** *Other Information*

*Insider Trading Arrangements*

During the quarter ended June 27, 2025, the following officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted trading arrangements for the purchase or sale of securities that are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act ("Rule 10b5-1 Plan"):

- Irving Tan, Chief Executive Officer of the Company adopted a Rule 10b5-1 Plan on May 12, 2025. Under this plan, up to an aggregate of 80,000 shares of the Company's common stock may be sold before the plan expires on May 26, 2026.

- Cynthia Tregillis, Executive Vice President, Chief Legal Officer and Secretary of the Company, adopted a Rule 10b5-1 Plan on May 23, 2025. Under this plan, up to an aggregate of 17,502 shares of the Company's common stock may be sold before the plan expires on May 26, 2026.

**Item 9C.** *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

**Item 10.** *Directors, Executive Officers and Corporate Governance*

There is incorporated herein by reference to the information required by this Item included in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders, which we intend to file with the Securities and Exchange Commission (the "SEC") no later than 120 days after the close of the year ended June 27, 2025. In addition, our Board of Directors has adopted a Code of Business Ethics that applies to all of our directors, employees and officers, including our Chief Executive Officer and Chief Financial Officer. The current version of the Code of Business Ethics is available on our website under the Corporate Governance section at *www.westerndigital.com*. To the extent required by rules adopted by the SEC and The Nasdaq Stock Market LLC, we intend to promptly disclose future amendments to certain provisions of the Code of Business Ethics, or waivers of such provisions granted to executive officers and directors, on our website under the Corporate Governance section at *www.westerndigital.com*.

**Item 11.** *Executive Compensation*

There is incorporated herein by reference to the information required by this Item included in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders, which we intend to file with the SEC no later than 120 days after the close of the year ended June 27, 2025.

**Item 12.** *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

There is incorporated herein by reference to the information required by this Item included in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders, which we intend to file with the SEC no later than 120 days after the close of the year ended June 27, 2025.

**Item 13.** *Certain Relationships and Related Transactions, and Director Independence*

There is incorporated herein by reference to the information required by this Item included in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders, which we intend to file with the SEC no later than 120 days after the close of the year ended June 27, 2025.

**Item 14.** *Principal Accountant Fees and Services*

There is incorporated herein by reference to the information required by this Item included in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders, which we intend to file with the SEC no later than 120 days after the close of the year ended June 27, 2025.

**Item 15.** *Exhibits and Financial Statement Schedules*

The following documents are filed as a part of this Annual Report on Form 10-K:

(1) *Financial Statements.* The financial statements included in Part II, Item 8 of this document are filed as part of this Annual Report on Form 10-K.

(2) *Financial Statement Schedules.*

All schedules are omitted as the required information is immaterial, inapplicable or the information is presented in the Consolidated Financial Statements or related Notes.

(3) *Exhibits.* The exhibits listed in the Exhibit Index below are filed with, or incorporated by reference in, this Annual Report on Form 10-K, as specified in the Exhibit List, from exhibits previously filed with the SEC. Certain agreements listed in the Exhibit List that we have filed or incorporated by reference may contain representations and warranties by us or our subsidiaries. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in our public disclosures, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe the actual state of affairs at the date hereof and should not be relied upon.

# EXHIBIT INDEX

| Exhibit Number | Description |
|---|---|
| 2.1 | Separation and Distribution Agreement, dated as of February 21, 2025, by and between Western Digital Corporation and Sandisk Corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on February 24, 2025)# |
| 3.1 | Amended and Restated Certificate of Incorporation of Western Digital Corporation, as amended to date (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by the Company on August 20, 2024) |
| 3.2 | Certificate of Designations, Preferences and Rights of Series A Convertible Perpetual Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on February 1, 2023) |
| 3.3 | Amended and Restated Bylaws of Western Digital Corporation, as amended effective as of March 13, 2025 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on March 13, 2025) |
| 4.1 | Description of Western Digital Corporation's Capital Stock (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed by the Company on August 20, 2024) |
| 4.2 | Indenture (including Form of 4.750% Senior Notes due 2026), dated as of February 13, 2018, among Western Digital Corporation, HGST, Inc., WD Media, LLC, Western Digital (Fremont), LLC and Western Digital Technologies, Inc., as guarantors; and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on February 13, 2018) |
| 4.3 | First Supplemental Indenture, dated as of June 20, 2023, by and among Western Digital Technologies, Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Company on June 21, 2023) |
| 4.4 | Second Supplemental Indenture, dated as of April 26, 2024, between Western Digital Corporation, SanDisk Corporation, SanDisk Technologies, Inc., and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 10-K filed by the Company on August 20, 2024) |
| 4.5 | Indenture, dated as of December 10, 2021, between Western Digital Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on December 10, 2021) |
| 4.6 | First Supplemental Indenture (including Form of 2.850% Senior Notes due 2029 and Form of 3.100% Senior Notes due 2032), dated as of December 10, 2021, between Western Digital Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on December 10, 2021) |
| 4.7 | Indenture (including Form of 3.00% Convertible Senior Notes due 2028), dated as of November 3, 2023 (the "Indenture"), among (i) Western Digital Corporation, (ii) Western Digital Technologies, Inc., as guarantor, and (iii) U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K the Securities and Exchange Commission on November 3, 2023) |
| 4.8 | First Supplemental Indenture, dated as of April 26, 2024, between (i) Western Digital Corporation, (ii) SanDisk Corporation, (iii) SanDisk Technologies, Inc., and (iv) U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 10-K filed by the Company on August 20, 2024) |
| 10.1 | Restatement Agreement, dated January 7, 2022, by and among Western Digital Corporation, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Company on May 4, 2022) |
| 10.1.1 | Amendment No. 1, dated as of December 23, 2022, to the Amended and Restated Loan Agreement, dated as of January 7, 2022, by and among Western Digital Corporation, each lender party thereto, J.P. Morgan Chase Bank, N.A. as Administrative Agent and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 23, 2022) |
| 10.1.2 | Amendment No. 2, dated as of June 20, 2023, to the Amended and Restated Loan Agreement, dated as of January 7, 2022, by and among Western Digital Corporation, each lender party thereto, J.P. Morgan Chase Bank, N.A. as Administrative Agent and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 21, 2023) |
| 10.1.3 | Amendment No. 3, dated as of June 11, 2024, to the Amended and Restated Loan Agreement dated as of January 7, 2022, by and among Western Digital Corporation, each lender party thereto, J.P. Morgan Chase Bank, N.A. as Administrative Agent and the other parties thereto (incorporated by reference to Exhibit 10.16(3) to the Annual Report on Form 10-K filed by the Company on August 20, 2024) |
| 10.1.4 | Amendment No. 4, dated as of February 20, 2025, to the Amended and Restated Loan Agreement, dated as of January 7, 2022, by and among Western Digital Corporation, JPMorgan Chase Bank, N.A., as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Company on February 24, 2025)# |
| 10.1.5 | Amendment No. 5, dated as of May 21, 2025, to the Amended and Restated Loan Agreement, dated as of January 7, 2022, by and among Western Digital Corporation, JPMorgan Chase Bank, N.A., as administrative agent and the lenders party thereto† |
| 10.2 | Guaranty, dated as of June 20, 2023, by and among Western Digital Corporation, Western Digital Technologies, Inc. and JPMorgan Chase Bank, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on June 21, 2023) |

| Exhibit Number | Description |
|---|---|
| 10.2.1 | Assumption and Supplement to Guaranty Agreement, dated as of April 26, 2024, made by each of (i) SanDisk Technologies, Inc. and (ii) SanDisk Corporation (incorporated by reference to Exhibit 10.17(1) to the Annual Report on Form 10-K filed by the Company on August 20, 2024) |
| 10.3 | Security Agreement, dated as of June 20, 2023, by and among Western Digital Corporation, Western Digital Technologies, Inc and JPMorgan Chase Bank, N.A. as collateral agent (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Company on June 21, 2023) |
| 10.3.1 | Assumption and Supplemental Security Agreement, dated as of April 26, 2024, from SanDisk Corporation and SanDisk Technologies, Inc. to JPMorgan Chase Bank, N.A., as collateral agent (incorporated by reference to Exhibit 10.18(1) to the Annual Report on Form 10-K filed by the Company on August 20, 2024) |
| 10.4 | Form of Confirmation for Capped Call Transactions (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 3, 2023) |
| 10.5 | Amended and Restated Letter Agreement, dated January 31, 2023, by and between Western Digital Corporation and Elliott Investment Management L.P. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on February 1, 2023) |
| 10.6 | Investment Agreement, dated January 31, 2023, by and among Western Digital Corporation, Elliott Associates, L.P. and Elliott International, L.P. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Company on May 10, 2023) |
| 10.7 | Transition Services Agreement, dated as of February 21, 2025, by and between Western Digital Corporation and Sandisk Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on February 24, 2025)# |
| 10.8 | Tax Matters Agreement, dated as of February 21, 2025, by and between Western Digital Corporation and Sandisk Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on February 24, 2025)# |
| 10.9 | Employee Matters Agreement, dated as of February 21, 2025, by and between Western Digital Corporation and Sandisk Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on February 24, 2025)# |
| 10.10 | Intellectual Property Cross-License Agreement, dated as of February 21, 2025, by and between Western Digital Corporation and Sandisk Corporation (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on February 24, 2025)# |
| 10.11 | Transitional Trademark License Agreement, dated as of February 21, 2025, by and between Western Digital Corporation and Sandisk Corporation (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Company on February 24, 2025)# |
| 10.12 | Stockholder's and Registration Rights Agreement, dated as of February 21, 2025, by and between Western Digital Corporation and Sandisk Corporation (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Company on February 24, 2025)# |
| 10.13 | Western Digital Corporation Amended and Restated 2017 Performance Incentive Plan, amended and restated as of August 11, 2020 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Company on February 9, 2021)** |
| 10.13.1 | Form of Notice of Grant of Restricted Stock Units and Restricted Stock Unit Award Agreement – Vice President and Above, under the Amended and Restated Western Digital Corporation 2017 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by the Company on February 9, 2021)** |
| 10.14 | Western Digital Corporation Amended and Restated 2021 Long-Term Incentive Plan, amended and restated as of May 28, 2025 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed by the Company on June 4, 2025)** |
| 10.14.1 | Form of Notice of Grant of Performance Stock Units and Performance Stock Unit Award Agreement under the Western Digital Corporation 2021 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Company on November 2, 2022)** |
| 10.14.2 | Form of Grant Notice for Performance Stock Unit Award under the Western Digital Corporation 2021 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Company on November 7, 2023)** |
| 10.14.3 | Form of Grant Notice for Restricted Stock Unit Award – Vice President and Above, under the Western Digital Corporation 2021 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by the Company on February 3, 2022)** |
| 10.14.4 | Form of Grant Notice for Restricted Stock Unit Award – Vice President and Above, under the Western Digital Corporation Amended and Restated 2021 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2(3) to the Annual Report on Form 10-K filed by the Company on August 22, 2023)** |
| 10.14.5 | Form of Grant Notice for Restricted Stock Unit Award – Vice President and Above, under the Western Digital Corporation Amended and Restated 2021 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Company on October 31, 2024)** |

| Exhibit Number | Description |
|---|---|
| 10.14.6 | Western Digital Corporation Amended and Restated 2021 Long-Term Incentive Plan Non-Employee Director Restricted Stock Unit Grant Program, amended and restated as of May 23, 2023 (incorporated by reference to Exhibit 10.2(4) to the Annual Report on Form 10-K filed by the Company on August 22, 2023)** |
| 10.15 | Western Digital Corporation Executive Short-Term Incentive Plan (supersedes the Western Digital Corporation Executive Short-Term Incentive Plan dated August 7, 2019), dated February 9, 2021 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Company on May 6, 2021)** |
| 10.16 | Western Digital Corporation Amended and Restated 2005 Employee Stock Purchase Plan, amended and restated as of May 28, 2025 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 filed by the Company on June 4, 2025)** |
| 10.17 | Western Digital Corporation Deferred Compensation Plan, amended and restated effective January 1, 2013 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by the Company on November 2, 2012)** |
| 10.17.1 | Amendment No. 1, effective December 1, 2024, to the Western Digital Corporation Deferred Compensation Plan, amended and restated effective January 1, 2013 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Company on January 31, 2025)** |
| 10.18 | Western Digital Corporation Amended and Restated Change in Control Severance Plan, amended and restated as of March 13, 2025 (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q filed by the Company on May 2, 2025)** |
| 10.19 | Western Digital Corporation Amended and Restated Executive Severance Plan, amended and restated as of May 24, 2021 (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed by the Company on August 27, 2021)** |
| 10.20 | Form of Indemnification Agreement for Directors and Officers of Western Digital Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on January 30, 2025)** |
| 10.21 | Offer Letter, dated as of February 11, 2025, to Irving Tan (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q filed by the Company on May 2, 2025)** |
| 10.22 | Offer Letter, dated as of May 1 2025, to Kris Sennesael†** |
| 10.23 | Amended and Restated Offer Letter, dated as of April 18, 2025, to Ahmed Shihab (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q filed by the Company on May 2, 2025)** |
| 19.1 | Policy Regarding Insider Trading and Unauthorized Disclosures (incorporated by reference to Exhibit 19.1 to the Annual Report on Form 10-K filed by the Company on August 20, 2024) |
| 21 | Subsidiaries of Western Digital Corporation† |
| 23 | Consent of Independent Registered Public Accounting Firm† |
| 31.1 | Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002† |
| 31.2 | Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002† |
| 32.1 | Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002* |
| 32.2 | Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002* |
| 97.1 | Western Digital Corporation Compensation Recovery (Clawback) Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed by the Company on August 20, 2024) |
| 101.INS | XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |
| 101.SCH | XBRL Taxonomy Extension Schema Document† |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document† |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase Document† |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document† |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase Document† |
| 104 | Cover Page Interactive Data File - formatted in Inline XBRL and contained in Exhibit 101 |

†    Filed with this report.

*    Furnished with this report.

**   Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to applicable rules of the Securities and Exchange Commission.

#    Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the U.S. Securities and Exchange Commission upon request.

**Item 16.** *Form 10-K Summary*

None.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN DIGITAL CORPORATION

By:  /s/ Gene Zamiska
Gene Zamiska
*Senior Vice President, Global Accounting and Chief Accounting Officer*
(Principal Accounting Officer and Duly Authorized Officer)

Dated: August 13, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Irving Tan<br>Irving Tan | Chief Executive Officer, Director<br>(Principal Executive Officer) | August 13, 2025 |
| /s/ Kris Sennesael<br>Kris Sennesael | Executive Vice President and Chief Financial Officer<br>(Principal Financial Officer) | August 13, 2025 |
| /s/ Gene Zamiska<br>Gene Zamiska | Senior Vice President, Global Accounting and Chief Accounting Officer<br>(Principal Accounting Officer) | August 13, 2025 |
| /s/ Martin I. Cole<br>Martin I. Cole | Chair of the Board | August 13, 2025 |
| /s/ Kimberly E. Alexy<br>Kimberly E. Alexy | Director | August 13, 2025 |
| /s/ Tunç Doluca<br>Tunç Doluca | Director | August 13, 2025 |
| /s/ Bruce Kiddoo<br>Bruce Kiddoo | Director | August 13, 2025 |
| /s/ Matthew E. Massengill<br>Matthew E. Massengill | Director | August 13, 2025 |
| /s/ Roxanne Oulman<br>Roxanne Oulman | Director | August 13, 2025 |
| /s/ Stephanie A. Streeter<br>Stephanie A. Streeter | Director | August 13, 2025 |